Form 20-F
period 2026-06-30
Datasea Intelligent Technology Ltd.
filed 2026-10-02
CIK 2110423

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2026

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                            to

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 333-293463

Datasea Intelligent Technology Ltd.
(Exact name of Registrant as specified in its charter)

N/A

(Translation of the Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Room 302-5, Building C, Gemdale Viseen International Center

No.5 Shengfang Road, Daxing District, Beijing, People’s Republic of China 102600

(Address of principal executive offices)

Datasea Acoustics LLC

8 The Green, Ste A,

Dover, Kent, Delaware 19901

+1 267 992 2826

(Name, address, including zip code, and telephone number, including area code, of agent for service of process)

Zhixin Liu, President and Chief Executive Officer

Telephone: +86 (86)10-58401996

Email: liuzhixin@shuhaixinxi.com

Room 302-5, Building C, Gemdale Viseen International Center

No.5 Shengfang Road, Daxing District, Beijing, People’s Republic of China 102600

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

* Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Class A ordinary shares, no par value each	DTSS	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of June 30, 2026 were 9,950,773 Class A ordinary shares, without par value, and 4,000,000 Class B ordinary shares, without par value.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒	U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

i

INTRODUCTORY NOTES

Unless otherwise indicated or the context otherwise requires in this annual report:

●	“BVI” refers to the British Virgin Islands;

●	“BVI Act” refers to the BVI Business Companies Act, Revised Edition 2020, as amended from time to time;

●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan for the purposes of this prospectus only;

●	“Class A Ordinary Shares” refers to our Class A ordinary shares, with no par value, as currently authorized under our Memorandum and Articles of Association;

●	“Commission” or the “SEC” refers to the U.S. Securities and Exchange Commission;

●	“Class B Ordinary Shares” refers to our Class B ordinary shares, with no par value, as currently authorized under our Memorandum and Articles of Association;

●	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

●	“Ordinary Shares” refers collectively to our Class A Ordinary Shares and Class B Ordinary Shares;

●	“Redomicile” refers to the merger of Predecessor Datasea into Datasea Intelligent Technology, which was completed on April 15, 2026.

●	“Shuhai Beijing” or “VIE” refers to Shuhai Information Technology Co., Ltd. (数海信息技术有限公司), a limited liability company incorporated under the laws of the PRC and the variable interest entity of DIT, contractually controlled by Tianjin Information;

●	“Shuhai HK” refers to Shuhai Information Skill (HK) Limited, a limited company organized under the laws of Hong Kong and a wholly owned subsidiary of DIT;

●	“we,” “us,” “our,” “our Company,” “the Company,” and “DIT” refer to Datasea Intelligent Technology Ltd., a business company incorporated under the laws of the British Virgin Islands, and its subsidiaries, and the variable interest entity (“VIE”), unless the context otherwise requires;

●	“Predecessor Datasea” refers to Datasea Inc., the predecessor to Datasea Intelligent Technology Ltd.;

●	“WFOE” or “PRC Subsidiary” refers to Tianjin Information Sea Information Technology Co., Ltd. (天津信息海信息技术有限公司), a wholly foreign-owned enterprise organized under the laws of the PRC;

●	“VIE” or “consolidated VIE” refers to Shuhai Information Technology Co., Ltd. (“Shuhai Beijing”), a variable interest entity.

●	“VIE Agreements” refers to the series of contractual arrangements among Tianjin Information, Shuhai Beijing and the shareholders of Shuhai Beijing, pursuant to which DIT consolidates the financial results of Shuhai Beijing and its subsidiaries;

●	“Datasea Acoustics” refers to Datasea Acoustics LLC, a limited liability company organized under the laws of the State of Delaware and a wholly owned subsidiary of DIT, focused on the operation and distribution of acoustic high-tech products in the U.S. and overseas markets;

●	“Nasdaq” refers to the Nasdaq Capital Market;

●	All references to “RMB” or “Chinese Yuan” refer to the lawful currency of the People’s Republic of China;

●	All references to “U.S. dollars,” “dollars,” “USD” or “$” refer to the lawful currency of the United States of America.

●	All references to “Datasea” in this annual report refer to Datasea Intelligent Technology Ltd., not including its consolidated subsidiaries and VIE, unless the context otherwise indicates;

Our reporting currency is U.S. dollars. The functional currency of the entities located in China is the RMB. The accounting and foreign currency translation policies applicable to the consolidated financial statements are described in the notes to the consolidated financial statements included elsewhere in this annual report.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in “Item 3. Key Information-D. Risk Factors,” “Item 4. Information on the Company-B. Business Overview,” and “Item 5. Operating and Financial Review and Prospects.” These forward-looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information-D. Risk Factors,” may cause our actual results, performance, or achievements to be materially different from those expressed or implied by the forward-looking statements.

The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, similar expressions or other comparable terminology intended to identify statements about the future. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy, and financial needs. These forward-looking statements include statements relating to:

●	our goals and growth strategies

●	our future business development, financial condition and results of operation;

●	our expectations regarding demand for and market acceptance of our services;

●	our expectations regarding our relationships with our investors and borrowers;

●	competition in our industry;

●	relevant government policies, laws and regulations relating to our industry;

●	continued market acceptance of our services and products;

●	protection of our intellectual property rights;

●	changes in the laws that affect our operations;

●	fluctuations in operating results;

●	inflation and fluctuations in foreign currency exchange rates;

●	dependence on our senior management and key employees;

●	our ability to continue to develop new technologies and/or upgrade our existing technologies;

●	our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;

●	the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations;

v

●	capabilities of our business operations;

●	changes in general economic, business and industry conditions; and

●	other risks and uncertainties indicated in this annual report, including those set forth in “Item 3. Key Information-D. Risk Factors.”

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information-D. Risk Factors,” “Item 4. Information on the Company-B. Business Overview,” “Item 5. Operating and Financial Review and Prospects,” and other sections in this annual report. You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This annual report contains translations of certain RMB amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

US$ Exchange rate	2024	2025	2026
Year-end RMB:US$1 exchange rate	7.1268	7.1586	6.8109

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

We are an offshore holding company incorporated in the British Virgin Islands and not a Chinese operating company. As a holding company with no material operations of our own, we conduct substantial operations in China through Shuhai Beijing, our consolidated VIE, and its subsidiaries. Holders of our Class A Ordinary Shares hold equity interests in DIT, the BVI holding company, and do not directly hold equity interests in Shuhai Beijing or any other PRC operating entity.

The following diagram illustrates our corporate structure as of the date of this annual report. For more details on our corporate history, please refer to “Corporate History and Structure.” The chart below depicts the corporate structure of our group as of the date of this report.

Zhixin Liu
Fu Liu
Other Holder
*
*
*
Datasea Intelligent Technology Ltd (BVI)
100%
Datasea Acoustics LLC. (Delaware,USA)
100%
Shuhai Information Skill(HK) Limited (a Hong Kong Limited Company)
100%
Tianjin Information Sea Information Technology Co.Ltd. (a PRC Limited Liability Company)
VIE Contractual Agreements
Shuhai Information Technology Co.Ltd. (a PRC Limited Liability Company)
1%
99%
1%
99%
Beijing Yiying Business Management Development Center (Limited partnership)
Beijing Yirui Business Management Development Center (Limited partnership)
90.91%
90.91%
100%
100%
100%
99%
9.09%
Guozhong Haoze (Beijing) Technology Co., Ltd. (a PRC Limited Liability Company)
Guozhong Times (Beijing) Technology Co., Ltd. (a PRC Limited Liability Company)
Guohao Century (Beijing) Technology Co., Ltd. (a PRC Limited Liability Company)
Heilongjiang Xunrui Technology Co., Ltd. (a PRC Limited Liability Company)
Shuhai Jingwei (Shenzhen) Information Technology Co., Ltd. (a PRC Limited Liability Company)
Nanjing Shuhai Equity Investment & Fund Management Co., Ltd. (a PRC Limited Liability Company)
9.09%
90%
99%
Shuhai (Shenzhen) Acoustic Effect Technology Co., Ltd. (a PRC Limited Liability Company)
10%
Shenzhen Acoustic Effect Management Partnership (Limited Partnership)

*	As of the date of this report, Ms. Zhixin Liu holds 1,517,519 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares of the Company, representing approximately 47.72% of the Company’s total voting power. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to 50 votes. Mr. Fu Liu holds 1,192,558 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares of the Company, representing approximately 47.57% of the Company’s total voting power. Collectively, Ms. Zhixin Liu and Mr. Fu Liu hold approximately 95.29% of the Company’s total voting power as of the date of this annual report.

The remaining shareholders hold 10,027,208 Class A Ordinary Shares, representing approximately 4.71% of the Company’s total voting power.

VIE Agreements

Due to regulatory restrictions on foreign ownership in certain sectors in China, such as the internet and information technology industries, the Company conducts its business through a Variable Interest Entity (VIE) structure, which allows it to achieve operational compliance and business expansion balance.

Shuhai Beijing is the VIE entity of our corporate group, under the contractual control of DIT. Through contractual arrangements with Shuhai Beijing and its shareholders-Zhixin Liu (a shareholder, President, and CEO of DIT) and Fu Liu (a shareholder and Director of DIT)-the Company is entitled to the economic benefits from Shuhai Beijing’s business operations and has control over its day-to-day operations. The financial and operational results of Shuhai Beijing are fully consolidated into DIT’s financial reports, and this structure enables the company to comply with Chinese regulations while maintaining control over its Chinese operations.

We have entered into a series of contractual arrangements with our VIE as follows:

Operation and Intellectual Property Service Agreement – Pursuant to the Operation and Intellectual Property Service Agreement, Tianjin Information Sea Information Technology Co., Ltd. is granted operational management rights over Shuhai Beijing under this agreement, including day-to-day business management, asset and financial control, and the provision of intellectual property services (such as technology licensing), procurement management, marketing management, and inventory management. The service fee collected monthly by WFOE equals Shuhai Beijing’s pre-tax profit for that period; if Shuhai Beijing incurs a loss, such loss will be carried forward to offset potential service fees in the following month. In addition, if Shuhai Beijing is unable to repay its debts, WFOE is obligated to make repayment on its behalf; if Shuhai Beijing’s net assets fall below its registered capital, WFOE must provide funding to make up the shortfall. Without WFOE’s consent, Shuhai Beijing and its shareholders are prohibited from independently making or leading any business decisions.

Stockholders’ Voting Rights Entrustment Agreement – Tianjin Information has entered into a stockholders’ voting rights entrustment agreement (the “Entrustment Agreement”) under which Zhixin Liu and Fu Liu (collectively the “Shuhai Beijing Stockholders”) have vested their voting power in Shuhai Beijing to Tianjin Information or its designee(s). The Entrustment Agreement does not have an expiration date, but the parties can agree in writing to terminate the Entrustment Agreement. Zhixin Liu, is the Chairman of the Board, President, CEO of DIT and Corporate Secretary, and Fu Liu, a Director of the DIT (Fu Liu is the father of Zhixin Liu).

Equity Option Agreement – The Shuhai Beijing Stockholders granted WFOE or its designee an irrevocable option under which WFOE may, at any time, purchase all or part of the equity interests held by Shuhai Beijing’s shareholders at a price of RMB 0.001 per RMB 1 of capital contribution. To maintain this option right, WFOE must pay RMB 1 annually to Shuhai Beijing’s shareholders. The agreement is valid for 10 years from the effective date, after which WFOE has the right to renew. The agreement also includes restrictive covenants protecting WFOE’s rights during the exercise of the option, such as prohibiting Shuhai Beijing’s shareholders from transferring equity to third parties.

Equity Pledge Agreement – To secure the performance of the above-referenced Operation and Intellectual Property Service Agreement and Equity Option Agreement, Shuhai Beijing’s Stockholders pledged all of their equity interests in Shuhai Beijing to WFOE as collateral. During the pledge period, WFOE is entitled to receive all dividends, bonuses, and other investment returns derived from the pledged equity. If Shuhai Beijing or its shareholders breach any provisions of the agreements, WFOE may legally enforce the pledge and satisfy its claims by discounting, auctioning, or selling the pledged equity.

There are a number of uncertainties regarding the status of the rights of the British Virgin Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, including whether the PRC legal system could limit our ability to enforce these contractual agreements due to uncertainties under Chinese law and jurisdictional limits. Due to PRC legal restrictions on foreign ownership in any internet-related businesses we may explore and operate, we do not have any equity ownership of our VIE, instead we control and receive the economic benefits of our VIE’s business operations through certain contractual arrangements. Our Class A Ordinary Shares that are currently listed on the Nasdaq Capital Market are shares of our British Virgin Islands holding company that maintains service agreements with the associated operating companies. The Chinese regulatory authorities could disallow our structure, which could result in a material change in our operations and the value of our securities could decline or become worthless.

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. We also believe that each of the contracts among our wholly-owned PRC subsidiary, Shuhai Beijing, our consolidated VIE is valid, binding and enforceable in accordance with its terms. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Such VIE agreements have not been tested in a court of law in the PRC. Thus, the PRC governmental authorities may take a view contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structure will be adopted or if adopted, what they would provide. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If these regulations change or are interpreted differently in the future and our corporate structure and contractual arrangements are deemed by the relevant regulators that have competent authority, to be illegal, either in whole or in part, we may lose control of our consolidated VIE, which conducts our manufacturing operations, holds significant assets and accounts for significant revenue, and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking our business and operating licenses;

●	levying fines on us;

●	confiscating any of our income that they deem to be obtained through illegal operations;

●	shutting down our services;

●	discontinuing or restricting our operations in China;

●	imposing conditions or requirements with which we may not be able to comply;

●	requiring us to change our corporate structure and contractual arrangements;

●	restricting or prohibiting our use of the proceeds from overseas offering to finance our consolidated VIE’s business and operations; and

●	taking other regulatory or enforcement actions that could be harmful to our business.

Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations and the market price of our Class A Ordinary Shares. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of our consolidated VIE or our right to receive their economic benefits, we would no longer be able to consolidate the financial results of such VIE in our consolidated financial statements, which may cause the value of our securities to significantly decline or even become worthless.

In addition, while we will take every precaution available to effectively enforce the contractual and corporate relationship of the VIE agreements, these contractual arrangements are less effective than direct ownership and that we may incur substantial costs to enforce the terms of the arrangements. For example, the VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. If we had direct ownership of the VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the VIE Agreements, we will rely on the performance by the VIE and its shareholders of their obligations under the contracts to exercise control over the VIE. As such, the shareholders of VIE may not act in the best interests of our company or may not perform their obligations under these contracts. In addition, failure of the VIE shareholders to perform certain obligations could compel us to rely on legal remedies available under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which may not be effective.

Summary Consolidated Financial Data

The following historical statements of operations and statements of cash flows for the fiscal years ended June 30, 2026, 2025 and 2024, and balance sheet data as of June 30, 2026 and 2025, which have been derived from our audited financial statements for those periods. Our historical results are not necessarily indicative of the results that may be expected in the future.

Condensed Consolidated Statements of Operations Information

	Year Ended June 30, 2026
	PARENT	SUBSIDIARY	WFOE	VIE	Elimination	Consolidated
Revenue - third parties	$-	$-	$-	$40,698,799		$40,698,799
Revenue-Parent provide service to WFOE	436,800				(436,800)	-
Revenue-Parent provide service to VIE	99,200				(99,200)	-
Revenue - WFOE’s provide service to VIE			393,343		(393,343)	-
Revenue - VIE purchase materials from WFOE						-
Revenue - from VIE’s label that is used by WFOE						-
Revenue - WFOE purchase materials from VIE						-
						-
Cost of Revenue - third parties			858	36,541,135		36,541,993
COST - VIE purchase materials from WFOE						-
COST - WFOE purchase materials from VIE						-
					-	-
Gross profit	536,000	-	392,485	4,157,664	(929,343)	4,156,806

Operating expenses	1,901,861	12,309	1,215,669	3,330,168		6,460,007
Operating expenses-VIE cost that was purchased from WFOE				393,343	(393,343)	-
Operating expenses-WFOE cost that was purchased from VIE						-
Operating expenses-WFOE cost that service provided by Parent			435,717		(435,717)	-
Operating expenses-VIE cost that service provided by Parent				100,724	(100,724)	-
Loss from operations	(1,365,861)	(12,309)	(1,258,901)	333,429	441	(2,303,201)
Other income (expenses), net	109,191	(107)	34,814	(27,639)		116,259
Income tax expense				-		-
Loss before noncontrolling interest	(1,256,670)	(12,416)	(1,224,087)	305,790	441	(2,186,942)
Less: loss attributable to noncontrolling interest				(502)		(502)
Net loss to the Company from continuing operation	$(1,256,670)	$(12,416)	$(1,224,087)	$306,292	441	$(2,186,440)

	Year Ended June 30, 2025
	PARENT	SUBSIDIARY	WFOE	VIE	Elimination	Consolidated
Revenue - third parties	$-	$-	$-	$71,616,820		$71,616,820
Revenue-Parent provide service to WFOE	99,200				(99,200)	-
Revenue-Parent provide service to VIE	154,200				(154,200)	-
Revenue - WFOE’s provide service to VIE			1,350,560		(1,350,560)	-
Revenue - VIE purchase materials from WFOE			121,072		(121,072)	-
Revenue - from VIE’s label that is used by WFOE				926,286	(926,286)	-
Revenue - WFOE purchase materials from VIE				400	(400)
						-
Cost of Revenue - third parties			90,763	69,082,109		69,172,872
COST - VIE purchase materials from WFOE			400		(400)	-
COST - WFOE purchase materials from VIE			-	121,072	(121,072)	-
					-	-
Gross profit	253,400	-	1,380,469	3,340,325	(2,530,246)	2,443,948

Operating expenses	2,391,610	130,465	2,410,541	2,666,047		7,598,663
Operating expenses-VIE cost that was purchased from WFOE				1,350,560	(1,350,560)	-
Operating expenses-WFOE cost that was purchased from VIE			926,286		(926,286)	-
Operating expenses-WFOE cost that service provided by Parent			100,641		(100,641)	-
Operating expenses-VIE cost that service provided by Parent				155,799	(155,799)	-
Loss from operations	(2,138,210)	(130,465)	(2,056,999)	(832,081)	3,040	(5,154,715)
Other income (expenses), net	2,533	(5)	119,757	(47,100)		75,185
Income tax expense				6,596		6,596
Loss before noncontrolling interest	(2,135,677)	(130,470)	(1,937,242)	(885,777)	3,040	(5,086,126)
Less: loss attributable to noncontrolling interest				(432)		(432)
Net loss to the Company from continuing operation	(2,135,677)	(130,470)	(1,937,242)	(885,345)	3,040	(5,085,694)

	Year Ended June 30, 2024
	PARENT	SUBSIDIARIES	WFOE	VIE	Elimination	Consolidated
Revenue - third parties	$-	$-	$69,541	$23,906,326		$23,975,867
Revenue - Parent provided service to WFOE	275,100				(275,100)	-
Revenue-Parent provided service to VIE	143,600				(143,600)	-
Revenue - WFOE provided service to VIE			489,386		(489,386)	-
Revenue - VIE purchased materials from WFOE			57,082		(57,082)
Revenue - from VIE’s label that was used by WFOE				264,533	(264,533)	-
Revenue - WFOE purchased materials from VIE				57,082	(57,082)
						-
Cost of Revenue - third parties			69,156	23,432,606		23,501,762
COST - VIE purchased materials from WFOE			57,082		(57,082)
COST - WFOE purchased materials from VIE			-	57,082	(57,082)
					-	-
Gross profit	418,700	-	489,771	738,253	(1,172,619)	474,105

Operating expenses	6,996,227	324,954	3,535,554	1,742,757		12,599,492
Operating expenses - VIE expenses, corresponding to services provided by WFOE				489,386	(489,386)	-
Operating expenses - WFOE expenses for using VIE’s label			264,533		(264,533)
Operating expenses – WFOE expenses, corresponding to services provided by Parent			278,862		(278,862)
Operating expenses - VIE expenses, corresponding to services provided by Parent				146,150	(146,150)	-
Loss from operations	(6,577,527)	(324,954)	(3,589,178)	(1,640,040)	6,312	(12,125,387)
Other income (expenses), net	(1,665)	(61)	3,108	(97,300)		(95,918)
Income tax expense						-
Loss before noncontrolling interest	(6,579,192)	(325,015)	(3,586,070)	(1,737,340)	6,312	(12,221,305)
Less: loss attributable to noncontrolling interest				(10,695)		(10,695)
Net loss to the Company	(6,579,192)	(325,015)	(3,586,070)	(1,726,645)	6,312	(12,210,610)

Condensed Consolidated Balance Sheets Information

	As of June 30, 2026
	PARENT	SUBSIDIARY	WFOE	VIE	Elimination	Consolidated
Cash	$113,207	$1,491	$5,149	$311,399		$431,246
Restricted cash				176,676		176,676
Accounts receivable			829,379	117,512		946,891
Accounts receivable - VIE						-
Accounts receivable - WFOE				33,388	(33,388)	-
Inventory				119,408		119,408
Inventory - VIE						-
Inventory - WFOE				50,015	(50,015)	-
Value-added tax prepayment			49	67,024		67,073
Other receivables-Subsidiaries	40,015		5,146	2,540	(47,701)	-
Other receivables - VIE	4,241,403		14,679,970		(18,921,373)	-
Other receivables - WFOE	11,737,732			949,635	(12,687,367)	-
Other receivables - Parent		5,000			(5,000)	-
Other current assets	195,000		21,386	1,313,315	-	1,529,701

Total current assets	16,327,357	6,491	15,541,079	3,140,912	(31,744,844)	3,270,995

Property and equipment, net			6,901	15,788		22,689
Intangible assets, net			3,480,952	7,818,820	(48,452)	11,251,320
Right of use asset, net			-	222,487		222,487
Investment into subsidiaries	15,820,480				(15,820,480)	-
Investment into WFOE		13,949,894			(13,949,894)	-
Other non-current assets						-

Total non-current assets	15,820,480	13,949,894	3,487,853	8,057,095	(29,818,826)	11,496,496

Total Assets	$32,147,837	$13,956,385	$19,028,932	$11,198,007	(61,563,670)	$14,767,491

Accounts payable	$-	$5,000	$6,737	$135,263		$147,000
Accounts payable - VIE			33,388	-	(33,388)	-
Accounts payable - WFOE						-
Short term loan						-
Contract liability			485	621,535		622,020
Accrued expense and other payable	192,750		1,639	964,442	(259,023)	899,808
Due to ralated parties			43,460	8,564		52,024
Lease liability			-	174,629		174,629
Loan payable			-	5,579,292		5,579,292
Other payables - Datasea		40,015	12,029,936	4,014,362	(16,084,313)	-
Other payables - Subsidiaries	5,000				(5,000)	-
Other payables - VIE		2,536	949,635		(952,171)	-
Other payables - WFOE		4,986		14,679,970	(14,684,956)	-
Other current liabilities						-

Total current liabilities	197,750	52,537	13,065,280	26,178,057	(32,018,851)	7,474,773

Lease liability - noncurrent				45,136		45,136
Long term loan			-			-

Total non-current liabilities	-	-	-	45,136	-	45,136

Total liabilities	197,750	52,537	13,065,280	26,223,193	(32,018,851)	7,519,909

Accumulated deficit	(16,776,582)	(1,916,632)	(12,876,152)	(15,063,967)	(79,123)	(46,712,456)
Other equity	48,726,669	15,820,480	18,839,804	38,781	(29,465,696)	53,960,038

Total equity	31,950,087	13,903,848	5,963,652	(15,025,186)	(29,544,819)	7,247,582

Total liabilities and stockholders’ equity	$32,147,837	$13,956,385	$19,028,932	$11,198,007	(61,563,670)	$14,767,491

	As of June 30, 2025
	PARENT	SUBSIDIARY	WFOE	VIE	Elimination	Consolidated
Cash	$24,488	$1,598	$14,481	$580,240		$620,807
Accounts receivable			789,095	585,085		1,374,180
Accounts receivable - VIE					-	-
Accounts receivable - WFOE				31,766	(31,766)
Inventory				206,610		206,610
Inventory - VIE						-
Inventory - WFOE				47,738	(47,738)	-
Value-added tax prepayment			22,088	114,937		137,025
Other receivables-Subsidiaries	32,515		2,666	2,417	(37,598)	-
Other receivables - VIE	993,088		14,187,221		(15,180,309)	-
Other receivables - WFOE	10,249,731			1,423,840	(11,673,571)	-
Other receivables - Parent		5,000			(5,000)
Other current assets			336,120	247,530	-	583,650

Total current assets	11,299,822	6,598	15,351,671	3,240,163	(26,975,982)	2,922,272

Property and equipment, net			6,920	18,640		25,560
Intangible assets, net			3,045,369	503,000	(52,385)	3,495,984
Right of use asset, net			7,720	284,345		292,065
Investment into subsidiaries	15,820,480				(15,820,480)	-
Investment into WFOE		13,949,894			(13,949,894)	-
Other non-current assets	-		-	-		-

Total non-current assets	15,820,480	13,949,894	3,060,009	805,985	(29,822,759)	3,813,609

Total Assets	$27,120,302	$13,956,492	$18,411,680	$4,046,148	(56,798,741)	$6,735,881

Accounts payable	$260,700	2,500	$41,066	$115,772		$420,038
Accounts payable - VIE			31,766	-	(31,766)
Accounts payable - WFOE					-	-
Short term loan						-
Contract liability			461	149,627		150,088
Accrued expense and other payable	750		1,117	804,862	(259,023)	547,706
Due to ralated parties			4,961	1,165		6,126
Lease liability			5,764	122,761		128,525
Loan payable			-	2,374,767		2,374,767
Other payables - Datasea		32,514	10,031,174	726,742	(10,790,430)	-
Other payables - Subsidiaries	5,000				(5,000)
Other payables - VIE		2,536	1,423,840		(1,426,376)	-
Other payables - WFOE		2,677		14,187,221	(14,189,898)	-
Other current liabilities						-

Total current liabilities	266,450	40,227	11,540,149	18,482,917	(26,702,493)	3,627,250

Lease liability - noncurrent				166,436		166,436
Long term loan			-			-

Total non-current liabilities	-	-	-	166,436	-	166,436

Total liabilities	266,450	40,227	11,540,149	18,649,353	(26,702,493)	3,793,686

Accumulated deficit	(15,519,912)	(1,904,215)	(11,652,066)	(15,363,739)	(86,084)	(44,526,016)
Other equity	42,373,764	15,820,480	18,523,597	760,534	(30,010,164)	47,468,211

Total equity	26,853,852	13,916,265	6,871,531	(14,603,205)	(30,096,248)	2,942,195

Total liabilities and stockholders’ equity	$27,120,302	$13,956,492	$18,411,680	$4,046,148	(56,798,741)	$6,735,881

Condensed Consolidated Statements of Cash Flows Information

	Year Ended June 30, 2026
	PARENT	SUBSIDIARIES - HK entity	WFOE	VIE	Elimination	Consolidated

Net cash provided by/(used in) operating activities	$306,872	$(9,917)	$553,947	$1,125,256		$1,976,158
Net cash provided by/(used in) operating activities (WFOE to VIE)						-
						-
Net cash provided by/(used in) investing activities				(4,928,957)		(4,928,957)
Net cash provided by/(used in) investing activities (Parent to subsidiaries)						-
Net cash provided by/(used in) investing activities (Parent to WFOE)			(1,737,759)		1,737,759	-
Net cash provided by/(used in) investing activities (Subsidiaries to WFOE)						-
Net cash provided by/(used in) investing activities (WFOE to VIE)			(306,710)		306,710	-
Net cash provided by/(used in) investing activities (Parent to VIE)				(2,788,347)	2,788,347	-

Net cash provided by/(used in) financing activities	-		37,194	3,005,704		3,042,898
Net cash provided by/(used in) financing activities (Parent to VIE)	1,277,791			3,161,195	(4,438,986)	-
Net cash provided by/(used in) financing activities (Parent to subsidiaries)	(7,500)	7,500			-	-
Net cash provided by/(used in) financing activities (VIE to subsidiaries)						-
Net cash provided by/(used in) financing activities WFOE to parent)	(1,488,001)		1,445,813		42,188	-
Net cash provided by/(used in) financing activities (WFOE to subsidiaries)		2,308	(2,279)		(29)	-
Net cash provided by/(used in) financing activities (WFOE to VIE)				306,710	(306,710)	-
Net increase (decrease) in cash and cash equivalents	$88,720	$(109)	$(9,331)	$(92,164)	-	$(12,885)

	Year Ended June 30, 2025
	PARENT	SUBSIDIARIES - HK entity	WFOE	VIE	Elimination	Consolidated

Net cash provided by/(used in) operating activities	$(258,984)	$(29,428)	$(186,960)	$(1,899,308)		$(2,374,680)
Net cash provided by/(used in) operating activities (WFOE to VIE)						-
						-
Net cash provided by/(used in) investing activities			(3,847,448)	(237,749)		(4,085,197)
Net cash provided by/(used in) investing activities (Parent to subsidiaries)	(1,500,000)				1,500,000	-
Net cash provided by/(used in) investing activities (Parent to WFOE)					-
Net cash provided by/(used in) investing activities (Subsidiaries to WFOE)		(1,499,554)	1,524,032		(24,478)	-
Net cash provided by/(used in) investing activities (WFOE to VIE)			(1,255,657)		1,255,657	-
Net cash provided by/(used in) investing activities (Parent to VIE)					-	-

Net cash provided by/(used in) financing activities	5,939,133		(102,795)	1,109,032		6,945,370
Net cash provided by/(used in) financing activities ( Parent to VIE)	(258,842)		3,875,709	259,782	(3,876,649)	-
Net cash provided by/(used in) financing activities ( Parent to subsidiaries)	(27,500)	1,527,500			(1,500,000)	-
Net cash provided by/(used in) financing activities ( VIE to subsidiaries)					-	-
Net cash provided by/(used in) financing activities WFOE to parent)	(3,945,505)				3,945,505	-
Net cash provided by/(used in) financing activities (WFOE to subsidiaries)		1,830			(1,830)	-
Net cash provided by/(used in) financing activities (WFOE to VIE)				1,255,657	(1,255,657)	-
Net increase (decrease) in cash and cash equivalents	$(51,698)	$(2,691)	$6,848	$487,086	-	$439,545

	Year Ended June 30, 2024
	PARENT	SUBSIDIARIES	WFOE	VIE	Elimination	Consolidated

Net cash provided by/(used in) operating activities	$134,284	$(5,849)	$(5,076,644)	$(1,450,675)		$(6,398,884)
Net cash provided by/(used in) operating activities (WFOE to VIE)			(1,992,684)	1,992,684		-
						-
Net cash provided by/(used in) investing activities			-	(167,957)		(167,957)
Net cash provided by/(used in) investing activities (Parent to subsidiaries)	(1,405,015)				1,405,015	-
Net cash provided by/(used in) investing activities (Parent to WFOE)	(6,231,281)				6,231,281
Net cash provided by/(used in) investing activities (Subsidiaries to WFOE)		(1,399,449)			1,399,449	-
Net cash provided by/(used in) investing activities (WFOE to VIE)			(2,859,142)		2,859,142	-
Net cash provided by/(used in) investing activities (Parent to VIE)	(475,223)				475,223	-
Net cash provided by/(used in) investing activities (VIE to subsidiaries)				2,536	(2,536)	-

Net cash provided by/(used in) financing activities	8,061,286		418,608	(1,640,317)		6,839,577
Net cash provided by/(used in) financing activities (Parent to VIE)				483,698	(483,698)	-
Net cash provided by/(used in) financing activities (Parent to Subsidiaries)		1,405,015			(1,405,015)	-
Net cash provided by/(used in) financing activities (VIE to subsidiaries)		(2,536)			2,536	-
Net cash provided by/(used in) financing activities (parent to WFOE)			6,097,306		(6,097,306)	-
Net cash provided by/(used in) financing activities (subsidiaries to WFOE)			1,424,455		(1,424,455)	-
Net cash provided by/(used in) financing activities (WFOE to VIE)				2,859,142	(2,859,142)	-
Net increase (decrease) in cash and cash equivalents	$77,738	$(2,819)	$(1,988,041)	$2,074,656	-	$161,534

cash transfers and Dividend Distribution

The revenue of Shuhai Beijing (the VIE entity) is primarily denominated in RMB, and its fund transfers must comply with China’s foreign exchange management regulations. According to the VIE agreements, Shuhai Beijing pays service fees, intellectual property licensing fees, and other payments to the WFOE (Shuhai Tianjin). Cash may be transferred within our corporate structure through capital contributions, loans, service fees, dividends or other legally permissible arrangements, subject to applicable PRC tax, foreign-exchange, banking, corporate and procedural requirements. Shuhai Beijing does not directly pay dividends to DIT because DIT does not hold an equity interest in Shuhai Beijing. Under the VIE contractual arrangements, economic benefits may be transferred to our WFOE through service or other payments, subject to the terms of the relevant agreements and applicable PRC legal and regulatory requirements.

Current PRC regulations permit WFOE to pay/distribute dividends to Shuhai Information Skill (HK) Limited only out of its accumulated after-tax profits, if any, determined in accordance with Chinese accounting standards and regulations. Additionally, at least 10% of the after-tax profits must be allocated to the statutory reserve fund each year (which can be stopped once the accumulated amount reaches 50% of the registered capital). The WFOE may also choose to allocate discretionary reserves, but statutory and discretionary reserves cannot be distributed as dividends before the company’s liquidation. As of June 30, 2026, neither Shuhai Beijing nor its Chinses subsidiaries have distributed cash dividends or transferred profits to the US parent company or any foreign entities; DIT has not declared or paid cash dividends to its shareholders, including U.S. investors.

We intend to keep any future earnings to re-invest in and finance the expansion of our business in China. We do not have the intentions to distribute earnings or settle amounts owed under the VIE Agreements in the near future nor do we anticipate that any cash dividends will be paid or Shuhai Beijing’s earnings will be distributed and transferred to the holding company in the foreseeable future. See “Summary Consolidated Financial Data”.

Foreign Exchange Risk

We prepare our financial statements in U.S. dollars, while we conduct a significant portion of our operations in China where the only legitimate currency for use within is RMB. The value of RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s monetary or fiscal policies and political and economic conditions and supply and demand in local markets.

For current account items (such as trade or service-related transactions), foreign exchange payments only require filing procedures and do not need prior approval. However, for capital account items (such as the repayment of overseas loans), foreign exchange outflows require approval from the foreign exchange authority. The Chinese government may restrict Shuhai Beijing’s access to foreign exchange without prior notice, which could affect the company’s cross-border fund transfers. Additionally, if the parent company provides loans to domestic subsidiaries or VIE entities, the loan must be registered with the foreign exchange authority, and the use of the funds is strictly limited (it cannot be used for securities investment, non-business real estate purchases, etc.).

According to the current regulations issued by SAFE (Document No. [2023]28), foreign-invested enterprises must adhere to the principles of authenticity and self-use when utilizing capital within the business scope. The capital must not be used for payments beyond the business scope, securities investment, or investment in wealth management products other than those that are bank principal-protected (unless otherwise specified by laws and regulations), issuing loans to non-affiliated enterprises (unless explicitly permitted within the business scope or in specific pilot areas), or paying for non-business-related real estate purchases (except for foreign-invested real estate enterprises).

A. [Reserved]

B. Capitalization and indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable.

D. Risk factors.

Summary of Risk Factors

An investment in our Class A Ordinary Shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all other information contained in this annual report, including our consolidated financial statements and the related notes and the matters discussed under “Forward-Looking Statements” and “Item 5. Operating and Financial Review and Prospects,” before deciding to invest in our Class A Ordinary Shares. We are a British Virgin Islands holding company with substantial operations conducted through our PRC subsidiaries and a variable interest entity, and we are subject to legal, regulatory, operational and capital-markets risks in multiple jurisdictions. If any of the following risks, or other risks not presently known to us or that we currently deem immaterial, actually occur, our business, financial condition, results of operations, liquidity, prospects and the value of our Class A Ordinary Shares could be materially and adversely affected.

●	We have a limited operating history in our current acoustic-intelligence and AI-agent businesses, and our business transition may not produce the commercial results we expect.

●	We have incurred recurring losses, have limited cash resources and a working-capital deficit, and our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern.

●	We may require additional debt or equity financing to fund R&D, commercialization, working capital and acquisitions, and financing may be unavailable or dilutive.

●	Our NeuroVibe and other acoustic medical or health-related products are subject to medical-device and product-regulatory requirements, and regulatory changes or noncompliance could delay or restrict commercialization.

●	Our AI-agent, voiceprint, health-related and usage-based services are subject to rapidly evolving AI, data-protection, privacy, cybersecurity and platform rules.

●	We rely on third-party manufacturers, suppliers, model providers, cloud and platform providers, and disruptions or quality failures could adversely affect our business.

●	Our intellectual-property strategy includes both internal R&D and acquired technology assets; such investments may not generate expected returns and may be subject to impairment or infringement claims.

●	We conduct substantial operations through a VIE structure that is based on contractual arrangements rather than direct equity ownership and is subject to uncertainties under PRC law.

●	PRC rules governing overseas securities offerings, foreign investment, value-added telecommunications, cybersecurity, data security, foreign exchange and cross-border fund transfers may impose additional requirements on us.

●	If the PCAOB is unable to inspect or investigate our auditor as required by the HFCAA, our securities could become subject to trading prohibitions.

●	We are currently subject to Nasdaq minimum-bid-price compliance requirements, and failure to satisfy Nasdaq continued-listing standards could result in delisting.

●	Our dual-class share structure and status as a controlled company concentrate voting power in our principal shareholders, which limits the influence of holders of our Class A Ordinary Shares.

●	As a BVI foreign private issuer, our shareholders may have fewer protections than shareholders of a U.S. domestic issuer, and enforcement of judgments against us or our directors and officers may be difficult.

Risks Relating to Our Financial Condition and Capital Requirements

We have a limited operating history in our current acoustic-intelligence and AI-agent businesses, and our recent business transition may make it difficult to evaluate our future prospects.

Although our principal operating entity was established in 2015, our current business strategy has changed materially over time. During the fiscal year ended June 30, 2026 (“FY 2026”), we increasingly concentrated resources on acoustic healthcare, acoustic medical and biofeedback products, including NeuroVibe, and on AI execution agents and usage-based services, while reducing certain standardized, lower-margin digital activities. These businesses are at different stages of productization, regulatory development and commercialization and, in several cases, have only limited operating histories.

Our historical results therefore may not be indicative of the results of our current business mix. New products and services may require longer development, customer-adoption, regulatory or sales cycles than we expect, and customers may not adopt them at commercially meaningful levels. If we are unable to convert our R&D and commercialization activities into sustainable revenue and cash flow, our business, operating results and growth prospects could be materially adversely affected.

Our independent registered public accounting firm’s report includes an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern.

We have incurred recurring losses and continue to face liquidity constraints. For FY 2026, we had a net loss attributable to the Company of approximately $2.19 million. As of June 30, 2026, we had cash of approximately $0.61 million, an accumulated deficit of approximately $46. 71 million and a working-capital deficit of approximately $4.20 million. Although net cash provided by operating activities improved to approximately $2.03 million during FY 2026, we used substantial cash for technology and intangible-asset investments and continue to require capital for product development, commercialization and working capital.

Our ability to continue as a going concern depends on, among other things, our ability to generate sufficient cash from operations, improve profitability, manage working capital and obtain additional financing when needed. There can be no assurance that these objectives will be achieved. If we are unable to generate adequate liquidity or obtain financing on acceptable terms, we may be required to reduce or delay R&D, commercialization, acquisitions or other investments, which could materially adversely affect our business.

We expect to require additional capital, and financing may not be available on acceptable terms or may result in substantial dilution or increased leverage.

Our acoustic medical, acoustic healthcare and AI-agent businesses require investment in R&D, product engineering, quality systems, regulatory compliance, marketing, working capital and technology assets. During FY 2026, our R&D expenses increased materially, and our bank borrowings also increased. We may seek additional bank loans, related-party funding, equity financing or other capital-market transactions to support future growth.

Our ability to obtain financing is subject to market conditions, our stock price, Nasdaq compliance, our financial condition, investor perceptions of PRC-based issuers, regulatory requirements and other factors outside our control. Equity financing may materially dilute existing shareholders, while debt financing may increase interest expense and impose restrictive covenants. If sufficient financing is not available when required, our ability to operate, commercialize products or execute our growth strategy could be impaired.

Our investments in R&D, acquisitions and intangible technology assets may not generate the expected benefits and may result in impairment charges.

We increased R&D expenditures substantially in FY 2026 and expanded our portfolio of patents, software copyrights and other technology assets through both internal development and external acquisitions. The commercial value of these investments depends on our ability to integrate the technology, complete product development, obtain or maintain any required regulatory status, protect intellectual property and generate customer demand.

As of June 30, 2026, our intangible assets had increased materially compared with the prior year. If expected cash flows, product commercialization, useful lives, market demand or other assumptions deteriorate, we may be required to record additional amortization or impairment charges. Such charges could materially adversely affect our results of operations and financial condition even if they do not immediately affect cash flow.

Risks Related to Our Business, Industry and Business Operations

Our ability to achieve future growth depends on successful commercialization of acoustic-intelligence products and AI-agent services, which may develop more slowly than expected.

Our strategy depends in part on expanding revenue from acoustic healthcare, acoustic medical and AI execution-agent products and services. Acoustic healthcare has begun generating product and service revenue, while NeuroVibe and certain AI execution-agent offerings remain at relatively early stages of commercialization. Customer pilots, pre-sale arrangements, product demonstrations and estimated service-usage ranges do not necessarily result in recognized revenue, recurring revenue or profitable operations.

Commercialization may be affected by product performance, customer acceptance, channel development, regulatory requirements, pricing, delivery capacity, competition and customer budgets. If new products or service models fail to scale, our revenue could remain concentrated in legacy or transitional business activities and our planned improvement in revenue quality and margins may not be sustained.

Our NeuroVibe and other acoustic medical or health-related products are subject to medical-device and other product-regulatory requirements, and failure to comply could delay or prevent commercialization or expose us to enforcement actions.

During FY 2026, we completed the product development of NeuroVibe NV-02 and NV-03 and advanced the related regulatory pathway and filing preparations. Following the end of the reporting period, the relevant operating entity completed U.S. FDA establishment registration and device listing for the NeuroVibe NV-02 and NV-03 models. Establishment registration, device listing and a 510(k)-exempt classification do not constitute FDA approval, clearance, certification or endorsement and do not establish effectiveness for any particular therapeutic use.

NeuroVibe and any future medical-device products remain subject to applicable requirements relating to intended use and claims, labeling, quality systems, manufacturing controls, medical-device reporting, product safety, complaint handling, inspections and other matters. A change in product configuration, intended use, claims, technology or regulatory interpretation could alter the applicable regulatory pathway or require additional submissions or controls. We may also be subject to different regulatory requirements in China and other jurisdictions. Delays, deficiencies or enforcement actions could postpone sales, require product changes, result in recalls or restrictions, increase costs and adversely affect our reputation and revenue.

Product defects, quality issues or performance problems could result in returns, recalls, liability claims, reputational harm and reduced revenue.

Our acoustic products combine hardware, software, acoustic or ultrasonic modules, sensors, control systems and, in some cases, AI-enabled analytics. Complex products may contain design, manufacturing, software or integration defects that are not identified before delivery. Health-related products may also create heightened customer expectations regarding reliability, safety and labeling.

If defects or quality problems occur, we may incur warranty, remediation, replacement, recall, redesign or litigation costs. We may also experience customer dissatisfaction, delayed orders, regulatory scrutiny or reputational damage. Our insurance may not cover all such losses or may be subject to exclusions or limits.

We depend on third-party manufacturers and suppliers, and supply-chain disruptions could increase costs, delay deliveries or impair product quality.

We do not own large-scale manufacturing facilities and rely on third-party contract manufacturers and suppliers for many components and finished products. Our acoustic-product supply chain may include electronic components, acoustic and ultrasonic modules, sensors, structural parts, molds, control boards and other materials. Manufacturing capacity, component availability, quality failures, supplier financial problems, logistics disruptions or price increases could adversely affect our ability to fulfill orders.

As we commercialize more complex products, including NeuroVibe, supplier qualification, quality control and manufacturing consistency may become more demanding. Alternative suppliers may require qualification, redesign or additional testing. Failure to manage these risks could increase inventory, reduce gross margins, delay customer acceptance or disrupt commercialization.

Our AI-agent and usage-based service businesses are subject to rapidly evolving laws, regulations and platform rules governing artificial intelligence, automated execution and digital services.

Our AI execution agents may perform or support customer interaction, content generation, marketing execution, data analysis, follow-up activities and other business-process functions. Laws and regulations relating to generative AI, algorithms, automated decision-making, content, advertising, consumer protection and digital services continue to evolve in China, the United States and other jurisdictions. Third-party model providers, advertising platforms and application platforms may also change their rules or technical requirements.

Compliance may require us to modify product functionality, implement additional controls, restrict certain use cases, obtain customer consents, increase human review or incur additional costs. If an AI-generated output or automated action is inaccurate, inappropriate, infringing or inconsistent with a customer’s authorization, we may face contractual, reputational or legal exposure. Our “Tokens” are service units used for model calls, computing and related digital execution services and are not intended to be cryptocurrency, virtual currency, digital assets or security tokens; however, changes in the design of our services or in regulatory interpretations could create additional compliance requirements.

Our AI-agent, voiceprint, health-related and other digital services involve the processing of personal, biometric, health-related and other potentially sensitive data, and failure to comply with applicable privacy, data-protection and cybersecurity laws could adversely affect our business.

Our current and planned services may process customer account information, interaction data, marketing data, voice or voiceprint information, membership information and, depending on the application, health-related or physiological information. Certain categories of such data may be considered personal information, sensitive personal information, biometric information or health information under applicable laws and regulations.

We are subject to, or may become subject to, privacy, data-protection and cybersecurity requirements in the jurisdictions in which we operate or provide services. In China, these requirements include the Cybersecurity Law, the Data Security Law, the Personal Information Protection Law and related implementing regulations. In the United States, our activities may be subject to applicable federal and state privacy, biometric-information, consumer-protection, cybersecurity and data-breach notification laws. To the extent we process personal data of individuals in the European Economic Area or otherwise become subject to European data-protection requirements, the European Union General Data Protection Regulation, or GDPR, and related national laws may also apply.

These laws and regulations may require us to implement consent mechanisms, data-minimization practices, access controls, retention and deletion procedures, security safeguards, cross-border data-transfer mechanisms, incident-response procedures and other compliance measures. Requirements applicable to biometric, voiceprint, health-related or other sensitive information may be more stringent than those applicable to ordinary personal data.

Privacy, data-protection and cybersecurity laws continue to evolve, and their interpretation and enforcement may vary across jurisdictions. A cybersecurity incident, unauthorized disclosure, improper collection or use of data, insufficient consent, failure to satisfy cross-border transfer requirements or a regulatory determination that our practices do not comply with applicable requirements could result in investigations, fines, litigation, contractual claims, suspension or restriction of services, customer loss and reputational harm. Our reliance on third-party cloud providers, large-model providers, advertising platforms and other service providers also exposes us to security and compliance risks that may be outside our direct control.

Rapid technological change and evolving industry standards could render our products or technologies less competitive or obsolete.

The acoustic-intelligence, neurotechnology, AI and digital-service industries are characterized by rapid technological development, evolving standards and frequent new product introductions. Competitors may develop products with superior performance, lower cost, stronger regulatory positioning, better distribution or more advanced AI capabilities.

Our future success depends on our ability to anticipate technological changes, integrate new models and components, maintain compatibility with external systems and translate R&D into commercially relevant products. If we misjudge technical trends or fail to develop competitive products on a timely and cost-effective basis, our investments may not be recovered and our products and services may lose market relevance.

We may be subject to intellectual-property infringement claims, and we may not be able to adequately protect our own intellectual property.

We rely on patents, patent applications, software copyrights, trade secrets, contractual protections and technical know-how. The validity, scope and enforceability of intellectual-property rights can be uncertain, particularly in rapidly developing areas such as AI, software, acoustic technologies and neurotechnology. Our patent applications may not result in granted patents, and granted rights may be challenged or may not prevent competitors from developing alternative technologies.

We may also face claims that our products, software, content, algorithms, acquired technology assets or third-party model integrations infringe the rights of others. Defending such claims may require substantial costs and management attention and could result in damages, licensing obligations, product redesign or restrictions on the use of technology. Acquired technology assets may also be subject to defects in title or undisclosed third-party rights.

Our reliance on key management and technical personnel could adversely affect us if we are unable to retain or replace them.

Our strategy and operations depend significantly on our senior management and technical personnel, including Ms. Zhixin Liu and Mr. Fu Liu, who have been instrumental in the development of our business. Competition for personnel with expertise in acoustics, medical-device engineering, AI, software, regulatory compliance and U.S. public-company reporting can be intense.

Loss of key personnel, difficulty recruiting qualified replacements or inadequate succession planning could delay R&D, product commercialization, financing or compliance activities and materially adversely affect our business.

Our internal control over financial reporting may not be effective, and deficiencies could impair our ability to report financial information accurately and on a timely basis.

As a relatively small public company with operations across multiple entities and jurisdictions, we face challenges in maintaining adequate segregation of duties, U.S. GAAP expertise, financial-reporting systems and internal-control testing. We have undertaken measures to strengthen risk-control functions, policies and training, but internal controls have inherent limitations and may not prevent or detect all errors or misconduct.

Due to ineffective internal control over financial reporting or disclosure controls, we may be unable to prepare accurate and timely reports, may incur additional audit and remediation costs, and may face regulatory scrutiny, loss of investor confidence or adverse effects on the market price of our Class A Ordinary Shares.

Compliance with U.S. public-company requirements and anti-corruption laws increases our costs and exposes us to regulatory risk.

As a Nasdaq-listed foreign private issuer, we are subject to SEC reporting, Nasdaq listing, Sarbanes-Oxley, anti-fraud, anti-bribery and other U.S. legal and regulatory requirements. Compliance requires specialized legal, accounting, governance and internal-control resources and may divert management attention from business operations.

We are also subject to the U.S. Foreign Corrupt Practices Act and other applicable anti-corruption laws. We conduct business through employees, consultants, distributors and other third parties in multiple jurisdictions. Any violation or alleged violation could result in substantial penalties, investigations, reputational harm and restrictions on our business.

Risks Relating to Our Corporate Structure

We are a BVI holding company and conduct substantial PRC operations through contractual arrangements with a VIE; investors in our Class A Ordinary Shares do not hold equity interests in the VIE.

DIT is a holding company incorporated in the British Virgin Islands and has no material operations of its own. We conduct substantial operations in China through Shuhai Beijing, our consolidated VIE, and its subsidiaries. DIT and its subsidiaries do not own equity interests in Shuhai Beijing. Instead, our WFOE has entered into contractual arrangements with Shuhai Beijing and its shareholders that enable us to direct activities relevant to Shuhai Beijing’s economic performance and receive economic benefits for accounting purposes.

Our Class A Ordinary Shares represent equity interests in DIT, the BVI holding company, and not in Shuhai Beijing or any PRC operating entity. The VIE contractual arrangements are not equivalent to direct equity ownership and have not been tested in a court of law in the PRC.

If PRC authorities determine that our VIE arrangements do not comply with applicable restrictions or if laws or interpretations change, we could be subject to penalties or required to restructure our operations.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations to VIE structures and foreign investment restrictions in regulated industries. Although we believe our current structure and contractual arrangements comply with applicable PRC laws and regulations, PRC governmental authorities may take a different view.

If the VIE arrangements are deemed illegal or unenforceable, relevant authorities could revoke licenses, impose fines, confiscate income, restrict operations, require changes to our corporate structure, restrict the use of financing proceeds or take other actions. If we lose the ability to direct the activities of the VIE or receive its economic benefits, we may no longer be able to consolidate its financial results, and our business and the value of our securities could be materially adversely affected.

The VIE agreements may not be as effective as direct equity ownership in providing control over the VIE.

We rely on the performance by Shuhai Beijing and its shareholders of their obligations under the contractual arrangements. If they fail to perform, act contrary to our interests or dispute our rights, we may need to rely on contractual remedies under PRC law, including arbitration or judicial enforcement. Such remedies may be costly, time-consuming or ineffective.

If we directly owned Shuhai Beijing, we would generally be able to exercise shareholder rights to change its board or management. Under the VIE structure, our ability to direct operations depends on contractual rights, which may be more difficult to enforce.

The shareholders of the VIE may have conflicts of interest with us, and disputes could adversely affect our control over the VIE.

Ms. Zhixin Liu and Mr. Fu Liu are shareholders of Shuhai Beijing and also hold significant positions and voting power in DIT. Their interests as VIE shareholders may not always be identical to the interests of DIT or holders of our Class A Ordinary Shares.

If conflicts arise or the VIE shareholders breach, refuse to renew or otherwise fail to perform contractual obligations, we may have to rely on legal remedies that may not provide the same certainty as direct ownership. Such disputes could disrupt our operations and adversely affect our financial condition.

Contractual arrangements with the VIE may be subject to tax scrutiny and could result in additional taxes and penalties.

PRC tax authorities may examine transactions among our WFOE, the VIE and other related parties to determine whether they were conducted on an arm’s-length basis. If the authorities determine that contractual arrangements resulted in an unreasonable reduction of taxable income or otherwise did not comply with applicable tax rules, they may make transfer-pricing adjustments, assess additional taxes, interest and penalties or take other actions.

Any material tax adjustment could increase our costs, reduce funds available for our operations and adversely affect our profitability.

If the VIE or its subsidiaries become subject to bankruptcy, liquidation or creditor claims, we may lose access to assets important to our operations.

Substantial assets used in our PRC operations are held by the VIE and its subsidiaries. Because DIT does not directly own those entities or their assets, creditors, equity holders or other parties may assert claims over such assets in bankruptcy, liquidation or enforcement proceedings.

If we are unable to continue using material assets or enforcing our contractual rights, we may be unable to conduct some or all of our business activities in their current form.

We may not be able to continue consolidating the financial results of the VIE if we cease to be the primary beneficiary of the VIE under applicable accounting standards.

Shuhai Beijing is treated as a variable interest entity for accounting purposes, and we consolidate its financial results because we are considered the primary beneficiary of the VIE under U.S. GAAP. Our ability to continue consolidating the financial results of Shuhai Beijing depends on our continuing to have the power to direct the activities of the VIE that most significantly affect its economic performance and the right to receive benefits from, or the obligation to absorb losses of, the VIE that could potentially be significant.

If, as a result of changes in the VIE contractual arrangements, applicable accounting standards, regulatory developments, the conduct of the VIE shareholders or other circumstances, we were no longer considered the primary beneficiary of Shuhai Beijing, we would no longer be permitted to consolidate its financial results in our consolidated financial statements. Because a substantial portion of our operations is conducted through the VIE and its subsidiaries, any such deconsolidation could materially and adversely affect our reported financial condition, results of operations and the value of our Class A Ordinary Shares.

Our ability to receive economic benefits from the VIE depends substantially on the Operation and Intellectual Property Service Agreement and the other VIE Agreements, and any termination, invalidity or unenforceability of such arrangements could materially adversely affect our business.

We do not directly own equity interests in Shuhai Beijing. Our ability to receive the economic benefits of Shuhai Beijing and to direct activities that significantly affect its economic performance depends on the VIE Agreements, including the Operation and Intellectual Property Service Agreement between Tianjin Information and Shuhai Beijing.

If the Operation and Intellectual Property Service Agreement or any other material VIE Agreement were terminated, held invalid or unenforceable, or otherwise ceased to provide us with the contractual rights contemplated by such agreement, our ability to receive economic benefits from and exercise contractual control over Shuhai Beijing could be materially impaired. We may then be required to rely on other contractual remedies or seek to restructure the arrangements, and there can be no assurance that such remedies or restructuring would be available or effective.

Any material disruption of the VIE contractual arrangements could adversely affect our ability to conduct our PRC operations in their current form, consolidate the financial results of the VIE and its subsidiaries, and receive economic benefits from those operations.

Risks Associated With Doing Business in China

Changes in PRC laws, regulations, policies or enforcement practices could materially affect our business and the value of our securities.

A substantial portion of our operations is conducted in China. The PRC legal and regulatory system continues to evolve, and laws and regulations may be subject to varying interpretations and enforcement practices. Regulatory authorities may adopt new rules, change existing interpretations or impose new licensing, data, investment, industry or capital-markets requirements with limited advance notice.

Such changes could require us to modify our operations, incur additional compliance costs, obtain additional approvals, suspend certain activities or restructure our corporate arrangements. The resulting uncertainty may also affect investor perceptions of PRC-based issuers and the market price of our Class A Ordinary Shares.

The PRC legal system is based primarily on written statutes, and prior judicial decisions generally have limited precedential value. Although the PRC legal system has developed substantially over time, the interpretation and implementation of laws and regulations may differ among governmental authorities and administrative regions, and enforcement practices may continue to evolve.

PRC administrative and judicial authorities may have significant discretion in interpreting and enforcing statutory requirements, regulatory rules and contractual arrangements. As a result, it may be more difficult to predict the outcome of administrative, regulatory or judicial proceedings in China than in jurisdictions with more developed or precedent-based legal systems. These uncertainties could affect our ability to determine the actions necessary to comply with applicable laws, protect our contractual rights or enforce available remedies.

Changes in PRC laws, regulations, regulatory interpretation or enforcement practices could require us to modify our business practices, obtain additional licenses or approvals, incur additional costs or suspend or discontinue certain activities, and could materially and adversely affect our business, financial condition and results of operations.

We are subject to the CSRC filing regime for overseas securities offerings by PRC-based companies, and failure to complete required filings or procedures could affect our ability to raise capital overseas.

The Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and related rules, effective March 31, 2023, established a filing-based regulatory framework for direct and indirect overseas securities offerings and listings by PRC domestic enterprises. Existing overseas-listed companies may be required to complete CSRC filings in connection with certain subsequent offerings, capital-raising transactions or other specified events.

The interpretation, application and implementation of these rules may continue to evolve, including with respect to companies using VIE structures. If a future offering or other transaction requires a filing, we cannot assure you that the filing will be completed within the required period or without additional information, conditions or regulatory questions. Failure to comply with applicable filing requirements could result in orders to rectify, warnings, fines or other restrictions and could delay or impair our ability to raise capital.

In addition, the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, which became effective on March 31, 2023, impose requirements relating to the provision or disclosure of documents and materials in connection with overseas securities offerings and listings. Where documents or materials involve state secrets, government work secrets or other information whose disclosure could affect national security or public interests, additional approval, filing or other procedures may apply.

Compliance with these requirements may affect the manner and timing in which our PRC operating entities provide documents or information to our auditors, legal advisers, securities intermediaries, regulators or other parties in connection with overseas capital-market activities. Failure to comply with applicable requirements could result in regulatory action, delay or additional compliance costs.

PRC foreign-investment restrictions applicable to value-added telecommunications and other regulated businesses may limit our ability to directly own certain PRC operating businesses and may require additional licensing or structural arrangements.

The Special Administrative Measures for Foreign Investment Access (Negative List) (2024 Version), effective November 1, 2024, and other PRC regulations impose restrictions or prohibitions on foreign investment in certain industries. Certain value-added telecommunications services remain subject to foreign ownership and licensing restrictions. Some of our historical and current digital-service activities may involve telecommunications-related services.

If regulators determine that our current or future activities fall within additional restricted categories or require licenses, approvals or ownership structures that we do not currently have, we may be required to modify or discontinue activities, obtain additional permissions or restructure operations. Any such requirement could increase costs, delay expansion or adversely affect our business.

PRC regulations governing mergers and acquisitions, foreign-investment security review and merger control may impose additional approval, filing, review or restructuring requirements on acquisitions, investments or other transactions we may undertake in China.

PRC laws and regulations impose regulatory requirements on certain acquisitions of and investments in PRC businesses by foreign investors. Depending on the structure of a proposed transaction, the nature of the target business and the applicable industry, acquisitions or investments may be subject to foreign-investment restrictions, registration, filing, approval, national-security review, merger-control review or other regulatory procedures.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors and related PRC rules impose requirements on certain equity and asset acquisitions involving PRC domestic enterprises and foreign investors. In addition, transactions that affect or may affect national security may be subject to review under applicable PRC foreign-investment security-review rules, and transactions constituting concentrations of undertakings may be subject to the PRC Anti-Monopoly Law and applicable merger-control requirements.

We may from time to time consider acquisitions of technology assets, intellectual property, businesses or other strategic investments in China. If a proposed transaction is subject to regulatory review or filing, we may experience delays, additional costs or conditions, and we may be unable to complete the transaction on the expected terms or at all. If we fail to obtain or complete any required approval, filing or review, we could be required to restructure or unwind the transaction or could be subject to other regulatory consequences.

The interpretation and application of these requirements may evolve, and we cannot assure you that relevant PRC authorities will agree with our determination as to whether a particular transaction is subject to any approval, filing or review requirement.

PRC cybersecurity, data-security and personal-information regulations may impose additional obligations on us and could affect our operations or overseas capital-market activities.

We are subject to the PRC Cybersecurity Law, Data Security Law, Personal Information Protection Law, Cybersecurity Review Measures and related implementing regulations. These rules govern matters including network security, data classification, sensitive personal information, cross-border data transfers and cybersecurity review. Under the Cybersecurity Review Measures, an online platform operator possessing personal information of more than one million users and seeking a listing abroad is required to apply for cybersecurity review, and authorities may also initiate review where network products, services or data-processing activities affect or may affect national security.

Based on our current operations and data-processing practices, we do not believe we are presently required to undergo a cybersecurity review in connection with our existing overseas listing. As of the date of this annual report, we have not received a notice, inquiry or sanction from the CAC requiring us to undergo such review. However, our AI-agent, voiceprint and health-related businesses may involve increasing volumes and categories of data, and regulatory thresholds, interpretations or enforcement practices may change. If we become subject to a review, security assessment, localization requirement or other procedure, we may incur significant costs, experience delays or be required to change our data practices.

PRC restrictions on foreign exchange, dividend distributions, statutory reserves and cross-border transfers may limit our ability to use cash generated by our PRC operations, fund our PRC businesses or make distributions to shareholders.

A substantial portion of our operations, revenue and cash flows is generated in the PRC and denominated in Renminbi. PRC laws and regulations impose controls on the conversion of Renminbi into foreign currencies and on the transfer of funds into and out of China. Although payments for current-account transactions, including certain trade- and service-related transactions, generally may be made in foreign currencies subject to applicable banking and procedural requirements, capital-account transactions, including certain capital contributions, offshore borrowings, repayment of foreign debt and other cross-border capital transfers, may be subject to registration, filing, bank verification or other requirements administered by the State Administration of Foreign Exchange, or SAFE, and other PRC authorities.

As a BVI holding company, DIT depends on its subsidiaries and the contractual arrangements with its consolidated VIE for access to cash generated by our PRC operations. Cash may be transferred within our corporate structure through capital contributions, loans, service fees, dividends or other legally permissible arrangements, each of which may be subject to different PRC legal, tax, foreign-exchange and procedural requirements. Our VIE, Shuhai Beijing, does not directly pay dividends to DIT because DIT does not hold an equity interest in the VIE. Under the VIE contractual arrangements, economic benefits may be transferred to our wholly foreign-owned enterprise through service or other payments, subject to the terms of the relevant agreements and applicable PRC tax and regulatory requirements.

Our PRC subsidiaries may distribute dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and applicable law. PRC companies are generally required to allocate at least 10% of their after-tax profits each year to a statutory reserve until such reserve reaches 50% of their registered capital. Amounts allocated to statutory reserves generally are not available for distribution as cash dividends. These requirements may reduce the amount of earnings that our PRC subsidiaries can distribute to offshore entities.

In addition, dividend payments and other transfers from our PRC subsidiaries to offshore entities may be subject to PRC withholding taxes, banking review, foreign-exchange procedures and other regulatory requirements. The ability of an offshore shareholder to receive and use such funds may therefore be affected by the availability of distributable profits, statutory-reserve requirements, tax obligations and foreign-exchange controls.

Similarly, if DIT or an offshore subsidiary provides loans or capital to our PRC subsidiaries, such funding may be subject to PRC registration, foreign-debt, capital-account or other regulatory requirements, and the use of such funds may be restricted to permitted business purposes. Changes in SAFE rules, banking practices or regulatory interpretation could delay the receipt or use of funds by our PRC operating entities.

As of June 30, 2026, neither Shuhai Beijing nor our PRC subsidiaries had distributed cash dividends or transferred profits to DIT or other offshore entities, and DIT had not declared or paid cash dividends to its shareholders. We currently intend to retain available funds and future earnings, if any, primarily to finance our operations and business development.

If PRC foreign-exchange restrictions, dividend limitations, statutory-reserve requirements, tax rules or cross-border transfer procedures prevent or delay us from transferring cash between DIT, our offshore subsidiaries, our PRC subsidiaries and the VIE, we may have difficulty using cash generated in China to fund offshore obligations, using offshore capital to fund PRC operations, making acquisitions, servicing debt or making distributions to shareholders. Any such restriction could materially adversely affect our liquidity, capital allocation, business expansion and financial condition.

A failure by PRC resident shareholders to comply with SAFE registration requirements could restrict our cross-border investment and distribution activities.

SAFE Circular 37 and related rules require PRC residents to complete registrations in connection with certain offshore special-purpose vehicles and round-trip investments and to update such registrations upon specified changes. We may not be able to ensure that all current or future PRC resident shareholders complete or maintain required registrations.

Failure to comply could restrict the ability of our PRC subsidiaries to make distributions, receive offshore financing or carry out cross-border foreign-exchange transactions and could expose relevant parties to penalties.

Fluctuations in the Renminbi and changes in China’s economic conditions could adversely affect our results and the value of our securities.

Our reporting currency is the U.S. dollar, while a substantial portion of our operations is conducted in RMB. Changes in the RMB/U.S. dollar exchange rate can affect the U.S.-dollar value of our revenue, expenses, assets, liabilities and any amounts available for distribution. Currency movements may also affect the cost of imported components and international commercialization.

Our business is also exposed to changes in China’s economic growth, consumer and enterprise spending, credit conditions, inflation and government policies. A slowdown or adverse economic developments could reduce demand for our products and services, lengthen collection cycles and increase customer or supplier risk.

U.S.-China trade, tariff and political developments may increase costs, disrupt supply chains or adversely affect investor sentiment.

We have substantial operations and supply-chain relationships in China while seeking to expand internationally, including in the United States. Tariffs, export controls, sanctions, restrictions on technology transfers or deterioration in U.S.-China relations could increase component or logistics costs, restrict access to technology or markets and require changes in suppliers or business arrangements.

Such developments may also contribute to volatility in the market prices of securities of companies with significant PRC operations, including our Class A Ordinary Shares.

Enforcement of U.S. judgments and protection of shareholder rights may be more difficult because substantial operations and assets are located in China and certain directors and officers reside outside the United States.

Substantial assets used in our operations are located in China, and certain directors and officers reside outside the United States. It may therefore be difficult for investors to effect service of process in the United States, conduct discovery or enforce U.S. judgments, including judgments based on U.S. federal securities laws, against us or such persons.

The recognition and enforcement of foreign judgments in China are subject to PRC law, treaties and judicial procedures and may be uncertain or more difficult than enforcement within the United States.

If the PCAOB is unable to inspect or investigate completely our independent registered public accounting firm for two consecutive years, our securities could be prohibited from trading in the United States under the HFCAA.

Our independent registered public accounting firm is headquartered in California, is registered with the PCAOB and is currently subject to PCAOB inspection. Accordingly, our auditor is not presently in a jurisdiction in which the PCAOB has determined that it is unable to inspect or investigate registered firms completely.

However, if future regulatory developments, audit arrangements or access to audit documentation result in the PCAOB being unable to inspect or investigate our auditor completely for the period specified under the Holding Foreign Companies Accountable Act, our securities could become subject to a trading prohibition in the United States. Such a prohibition or related delisting would materially reduce liquidity and could cause the value of our Class A Ordinary Shares to decline significantly.

Risks Related to Our Class A Ordinary Shares and Our Status as a BVI Foreign Private Issuer

If we fail to comply with Nasdaq continued-listing requirements, our Class A Ordinary Shares could be delisted, which would reduce liquidity and make future financing more difficult.

On March 27, 2026, our predecessor received a notice from Nasdaq stating that its common stock had failed to maintain the $1.00 minimum bid price required by Nasdaq Listing Rule 5550(a)(2) for the preceding 30 consecutive business days. The notice did not result in an immediate delisting. Nasdaq provided an initial 180-calendar-day compliance period ending September 23, 2026 to regain compliance, subject to the Nasdaq Listing Rules. On September 24, 2026, Nasdaq granted an additional 180-day compliance period for the Company to regain compliance until March 22, 2027.

If we do not regain compliance by the applicable deadline, we may be eligible for an additional compliance period if we satisfy the applicable requirements, but no assurance can be given that we will qualify or regain compliance. Nasdaq also maintains other continued-listing standards relating to market value, publicly held shares, shareholders’ equity and other matters. Failure to satisfy any applicable requirement could result in a delisting determination. Delisting would likely reduce liquidity, impair our ability to raise capital and make it more difficult for investors to buy or sell our Class A Ordinary Shares.

Our dual-class share structure and status as a controlled company concentrate voting power in our principal shareholders and limit the influence of holders of Class A Ordinary Shares.

Each Class A Ordinary Share is entitled to one vote, while each Class B Ordinary Share is entitled to 50 votes. Our Class B Ordinary Shares are held by Ms. Zhixin Liu and Mr. Fu Liu, who together control a substantial majority of the voting power of the Company. As a result, they are able to exercise significant control over the election of directors and other matters requiring shareholder approval.

We are a “controlled company” within the meaning of Nasdaq rules and may rely on exemptions from certain corporate-governance requirements. Holders of our Class A Ordinary Shares may therefore have less ability to influence corporate decisions and may not receive the same governance protections as shareholders of companies that are not controlled companies.

As a foreign private issuer, we are permitted to follow certain home-country corporate-governance practices and are subject to different disclosure requirements than U.S. domestic issuers.

DIT qualifies as a foreign private issuer. Foreign private issuers are exempt from certain provisions of the Exchange Act and may, subject to applicable Nasdaq requirements, follow certain home-country practices in lieu of Nasdaq corporate-governance rules. We are also not subject to the same quarterly reporting and proxy requirements as U.S. domestic issuers.

As a result, investors may receive less frequent or different information than they would receive from a U.S. domestic issuer and may have fewer governance protections in certain respects.

The laws of the British Virgin Islands may provide shareholders with different rights and remedies than the laws of U.S. jurisdictions.

We are incorporated under the laws of the British Virgin Islands. The rights of our shareholders are governed by our Memorandum and Articles of Association, the BVI Business Companies Act and BVI common law. These laws differ from the corporate laws of U.S. states and may provide different standards regarding directors’ duties, shareholder actions, derivative proceedings and other remedies.

BVI law and our governing documents may make it more difficult for shareholders to pursue certain claims or obtain remedies that may be available to shareholders of a U.S. corporation.

The market price of our Class A Ordinary Shares may be volatile, our shares may be thinly traded, and investors may be unable to sell at desired prices.

The market price of our Class A Ordinary Shares may fluctuate significantly in response to our operating results, financing transactions, regulatory developments, product announcements, Nasdaq compliance, changes in investor sentiment toward PRC-based issuers, market conditions and other factors. Our public float and trading volume may be limited relative to larger issuers.

Periods of low trading volume can increase price volatility and make it difficult for shareholders to sell shares without affecting the market price. If our shares trade below $5.00 or otherwise meet applicable criteria, they may also be subject to rules applicable to low-priced or “penny” stocks, which can make broker-dealer transactions more burdensome.

Future sales of our Class A Ordinary Shares, including shares eligible for resale under Rule 144 or registered for resale, could depress the market price.

We have issued and may continue to issue Class A Ordinary Shares in financing, acquisition, compensation or other transactions. Shares that become eligible for public resale under Rule 144, registration statements or other exemptions may increase the number of shares available for sale in the market.

Actual or anticipated sales of substantial amounts of our Class A Ordinary Shares, or the perception that such sales may occur, could adversely affect the market price and our ability to raise additional equity capital.

We do not expect to pay cash dividends in the foreseeable future.

We currently intend to retain available funds and future earnings, if any, to support operations, R&D, commercialization and expansion. Any future dividend would be subject to the discretion of our board of directors, applicable BVI law, our financial condition and the ability of our subsidiaries and VIE-related entities to transfer funds to us.

Accordingly, investors should not rely on an investment in our Class A Ordinary Shares to provide dividend income.

Securities litigation could arise from volatility in our share price or alleged disclosure deficiencies and could impose substantial costs.

Public companies with volatile stock prices may become subject to securities class actions, derivative actions or regulatory inquiries, particularly following significant price declines, financing transactions or changes in business performance. Defending such proceedings could be costly, divert management attention and adversely affect our reputation and financial condition even if the claims lack merit.

ITEM 4. INFORMATION ON THE COMPANY

A. History and development of the company.

History and Background

Predecessor Datasea was incorporated under the laws of the State of Nevada on September 26, 2014 under the name Rose Rock Inc. On May 27, 2015, Predecessor Datasea amended its articles of incorporation to change its name to Predecessor Datasea. Up until October 2015, Predecessor Datasea’s primary business activities were providing consulting services to various U.S. companies seeking to do business in China as well as Chinese companies looking to enter the U.S. markets. Nonetheless, Predecessor Datasea was considered a shell company as defined in Rule 12b-2 under the Securities Act, as we had no or nominal business operations, employees and/or assets. Following the Share Exchange completed on October 29, 2015, Predecessor Datasea commenced substantive operating activities in China through its PRC subsidiaries and Shuhai Beijing, its consolidated VIE. From 2015 through the Redomicile in April 2026, its operations evolved from smart-security, internet-security, digital-advertising and data-analysis services toward AI multimodal digitalization and acoustic-intelligence businesses, as described below. On March 4, 2026, Predecessor Datasea and DIT, a business company incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of Predecessor Datasea, entered into a merger agreement and plan of merger, pursuant to which Predecessor Datasea merged with and into DIT, with DIT continuing as the surviving entity. The Redomicile became effective on April 15, 2026, upon the filing of the articles of merger with the BVI Registry of Corporate Affairs. Upon completion of the Redomicile, DIT qualifies as a “Foreign Private Issuer” as defined under the Securities Exchange Act of 1934, as amended, and commenced required filings with the SEC as a foreign private issuer.

In July 2023, Predecessor Datasea formed its wholly owned subsidiary, Datasea Acoustics LLC, under the laws of the State of Delaware. Datasea Acoustics LLC supports the Company’s U.S. market development, regulatory coordination, distributor and business-partner development, and intellectual-property activities relating to its acoustic-intelligence business. For the years ended June 30, 2026, 2025 and 2024, all of the Company’s revenues were generated in the PRC.

On May 26, 2015, pursuant to the terms of a stock purchase agreement, Ms. Zhixin Liu purchased 20,000,000 shares (without giving effect to our one-for-three reverse stock split that became effective on May 1, 2018), or 57.14%, of the issued and outstanding shares of our common stock from Mr. Xingzhong Sun, who was our sole officer, director and majority stockholder at the time of the transaction. As part of the transaction, Zhixin Liu was appointed as the Chairman of our Board of Directors (the “Board”).

On October 29, 2015, we entered into a share exchange agreement (the “Exchange Agreement”) with Ms. Zhixin Liu and Mr. Fu Liu, the members (“Members”) of Datasea Skill (HK) Limited (“Shuhai Skill (HK)”), a limited liability company incorporated under the laws of the Hong Kong Special Administrative Region of the PRC, whereby the Members transferred all of their membership interests of Shuhai Skill (HK) to us in exchange for the issuance of an aggregate of 6,666,667 shares of our common stock (the transaction, hereinafter referred to as the “Share Exchange”). Upon consummation of the Share Exchange, Shuhai Skill (HK) and its consolidated subsidiaries, Tianjin Information Sea Information Technology Co., Ltd., a limited liability company incorporated under the laws of the PRC (“Tianjin Information”), became our wholly-owned subsidiary, and Shuhai Beijing, also a limited liability company incorporated under the laws of the PRC, through its existing contractual relationship with Tianjin Information, became our VIE. In addition, Xinzhong Sun resigned from the positions as our director, President, Secretary and Treasurer. Ms. Liu was appointed as our Chairman of the Board, Chief Executive Officer, President, Interim Chief Financial Officer, Treasurer and Secretary and Mr. Liu was appointed as a director. Mr. Liu is the father of Ms. Liu.

As a result of the Share Exchange, we, through our consolidated subsidiaries, are engaged in the business of providing Internet security products, new media advertising, micro-marketing, data analysis services in the PRC. All business operations are conducted through our wholly-owned subsidiary, Tianjin Information, and through Shuhai Beijing, our VIE. Shuhai Beijing is considered to be a VIE because we do not have any direct ownership interest in it, but, as a result of a series of contractual agreements (the “VIE Contractual Agreements”) among Tianjin Information, Shuhai Beijing and its stockholders, we are able to exert effective control over Shuhai Beijing and receive 100% of the net profits or net losses derived from the business operations of Shuhai Beijing. The VIE Contractual Agreements are more fully described below.

On March 4, 2026, Predecessor Datasea and DIT entered into a merger agreement and plan of merger, pursuant to which Predecessor Datasea merged with and into DIT, with DIT continuing as the surviving entity. The Redomicile became effective on April 15, 2026, upon the filing of the articles of merger with the BVI Registry of Corporate Affairs. Upon completion of the Redomicile, each share of Predecessor Datasea’s Common Stock was converted into one Class A Ordinary Share of DIT, with no par value, except that the 2,000,000 shares of Common Stock held by each of Zhixin Liu and Fu Liu were converted into 2,000,000 Class B Ordinary Shares of DIT, with no par value, respectively. DIT is a holding company with no material operations of its own. DIT conducts a substantial majority of its operations through operating entities established in the People’s Republic of China, or the PRC, primarily through a variable interest entity, Shuhai Information Technology Co., Ltd. The VIE holds eight direct subsidiaries to explore business opportunities.

DIT does not have any equity ownership of the VIE, but instead DIT controls and receives the economic benefits of the VIE’s business operations through certain contractual arrangements. The contractual agreements are not equivalent to equity ownership in the business of the VIE, but instead enable us to consolidate the financial results of Shuhai Beijing and its subsidiaries with DIT’s corporate group under U.S. GAAP, making DIT the primary beneficiary of the VIE for accounting purposes. Such VIE agreements have not been tested in a court of law in the PRC. DIT’s Class A Ordinary Shares that are currently listed on the Nasdaq Capital Market are shares of our British Virgin Islands holding company that maintains service agreements with the associated operating companies.

B. Business Overview

Our Business

Datasea Intelligent Technology Ltd. is a technology company focused on acoustic high technology and AI multimodal intelligent-agent digital solutions. We center our business on two core technology areas, acoustic intelligence and artificial intelligence, and apply our capabilities in acoustics, AI, multimodal data processing, intelligent hardware and software platforms across healthcare technology, biofeedback and brain-computer interaction, enterprise digitalization and other application scenarios. We continue to advance these technologies through the full development cycle from research and development and product finalization to commercialization.

Over the last three fiscal years, our business mix has evolved from a greater concentration on digitalization, data-processing and digital-marketing services toward a greater emphasis on acoustic-intelligence products and AI-agent services. During fiscal year 2024 and fiscal year 2025, a substantial portion of our operating activities remained related to multimodal digitalization, digital-marketing and related technical services. During fiscal year 2025, we also continued to develop acoustic-healthcare products and related service capabilities. During fiscal year 2026, we further reduced certain lower-margin standardized digital-service activities and increased our focus on acoustic healthcare, NeuroVibe, AI execution agents and usage-based AI services.

Our AI Multimodal Digitalization and AI-Agent Business evolved from service activities that were initially developed around 5G-enabled multimodal communication and messaging applications. As our technology capabilities and customer use cases expanded, the business broadened beyond 5G-based applications to include AI multimodal data processing, digital marketing, technical services, model integration, AI execution agents and related platform- and usage-based services. Accordingly, 5G communication remains an enabling channel or application component in certain services, but it no longer defines the scope of this business. The revenue categories historically described in our financial statements as “5G AI multimodal communication,” “AI Multimodal Digital Solutions” and “5G AI digital technical service” are therefore included within our broader AI Multimodal Digitalization and AI-Agent Business and do not constitute a separate reportable business segment.

FY 2026 represented a key stage in the evolution of our business structure. We continued to reduce certain standardized AI multimodal digitalization, digital marketing and traffic-related service activities with relatively low gross margins and allocated more operating and research and development resources to acoustic-intelligence hardware products, the NeuroVibe biofeedback and brain-computer-interaction product platform, AI execution agents and usage-based AI services. During the reporting period, our acoustic healthcare business continued to generate product and service revenue; During FY 2026, NeuroVibe completed key product-engineering development and advanced regulatory preparations. Following fiscal year-end, the relevant operating entity completed FDA establishment registration and device listing; and our first generation of AI execution agents was deployed in actual enterprise-use scenarios. Our business model also continued to evolve from a model more dependent on project-based, one-time delivery toward productized and platform-based continuing services and usage-based revenue models.

Our acoustic-intelligence and AI Multimodal Digitalization and AI-Agent Business share certain software, data-processing and engineering capabilities, although they have different products, customers and commercialization pathways.

As of the date of this annual report, our two core businesses are at different stages of commercialization. Our acoustic healthcare business has generated product and service revenue. NeuroVibe has completed product finalization, established a foundational regulatory framework, and advanced supply-chain and delivery preparations, with initial commercial-order validation occurring after the reporting period. Our AI execution agents have been deployed in enterprise applications and, following the reporting period, we further advanced AI Execution Agent Matrix cooperation arrangements, Tokens-based computing services and usage-based digital-marketing service arrangements. Other acoustic applications, including industrial acoustics, agricultural acoustics and acoustic IoT, remain primarily in research and development, application validation, pilot or early-stage commercialization.

Principal Business Area	Principal Products / Services	FY2026 Operations
Acoustic Intelligence Business	Acoustic healthcare products; NeuroVibe; other acoustic applications	Acoustic healthcare generated product/service revenue; NeuroVibe completed key engineering work; other applications remained primarily R&D/pilot

AI Multimodal Digitalization and AI-Agent Business	AI multimodal communication, digital solutions, technical services and AI-agent services	Remained principal revenue contributor; first-generation AI agents entered enterprise-use scenarios

Table: Representative product categories within our principal acoustic-intelligence and AI-agent businesses. Actual sales status, product labeling and regulatory status are subject to applicable contracts, product documentation and regulatory requirements.

Operating Entities and Technology Capabilities

Our business and technology capabilities support two principal business areas: acoustic intelligence and AI multimodal digitalization and AI-agent services. These capabilities include acoustic and ultrasound technologies, physiological-signal acquisition, multimodal data processing, AI-agent functionality, software platforms and related system-integration capabilities.

Shuhai Beijing and its subsidiaries conduct a substantial majority of our operating activities in China and account for substantially all of our operating revenue. Among them, Shuhai Jingwei is principally engaged in the development, productization and commercialization of acoustic-intelligence products and services, including acoustic healthcare and acoustic medical applications. Research and development activities relating to acoustic intelligence and AI technologies are conducted primarily through Shuhai Beijing and its relevant subsidiaries. Tianjin Information principally performs functions associated with the VIE contractual arrangements and provides related technology and platform support. Datasea Acoustics LLC serves as our principal U.S. platform for overseas acoustic-market development, regulatory coordination and commercialization activities.

Within acoustics, our underlying core capabilities include ultrasound generation, transmission, focusing and control; sound and vibration sensing; acquisition of multi-source physiological signals; acoustic and acoustic-energy delivery; signal processing, feature recognition, parameter optimization and feedback control; and sensor integration, device control and hardware engineering. These underlying acoustic capabilities are connected through platform-level acoustic-device control modules and are ultimately incorporated into products such as our air-health, sleep-health, personal-care and NeuroVibe products, with product-specific adaptations made to address applicable safety standards, regulatory requirements and actual use scenarios.

Within AI, our underlying capabilities include multimodal data processing, voice and text interaction using ordinary human language, access to third-party large language models, content generation, data analytics, intelligent decision-making, task orchestration, automated execution and model optimization. On top of these capabilities, we have developed platform and execution capabilities including AI-agent collaboration, Tokens-based computing orchestration and interfaces with business systems. Compared with the earlier stage of our development, when our AI Multimodal Digitalization and AI-Agent Business focused primarily on digital platforms and information-processing capabilities, our current development efforts increasingly focus on connecting AI capabilities with customer store-management systems, marketing platforms, customer-relationship-management systems, business data and acoustic hardware devices, and enabling the execution of specific business tasks within authorized parameters.

From an application perspective, these capabilities supports two principal business pathways.

In acoustic healthcare and biofeedback scenarios, hardware devices perform acoustic intervention and collect environmental or physiological signals, which are transmitted to the platform layer for algorithmic orchestration. The platform then calls underlying acoustic and AI capabilities to analyze the data, generate feedback and support continuing AI-enabled services.

In enterprise operating scenarios, customer requirements are submitted to platform-level AI agents through natural-language instructions, business rules or data events. The platform orchestrates underlying AI capabilities to generate content or tasks, execute the relevant workflow, provide feedback on results and support continuing optimization.

These technologies are integrated into products and services that combine acoustic engineering, AI models, software platforms and customer-use scenarios. Rather, it lies in our ability to integrate acoustic engineering, AI models, software platforms and real-world business scenarios into products and services that can be deployed, delivered and monetized.

Within acoustics, we have identified five principal application areas: acoustic medical, acoustic healthcare, industrial acoustics, agricultural acoustics and acoustic IoT. These areas, however, are at different stages of development and commercialization. During FY 2026, our principal resources and commercialization efforts were focused on acoustic healthcare, which had already generated product and service revenue, and acoustic medical, where we completed key product-development and engineering work and advanced the applicable regulatory pathway. Industrial acoustics, agricultural acoustics and acoustic IoT remain technology-extension and medium- to long-term development areas. We intend to advance projects in these areas selectively based on technical maturity, actual customer demand, research and development requirements and expected commercial returns.

1. Acoustic Intelligence Business

Over the past three fiscal years, our acoustic-intelligence business progressed from technology development and product validation toward initial commercialization. During fiscal 2024 and fiscal 2025, our activities were focused primarily on the development and commercialization of acoustic-healthcare products, including air-health, sleep-health and related products and services, while other acoustic applications remained principally in research, development or validation stages. During FY 2026, recognized revenue from our acoustic-intelligence business was approximately $0.63 million, compared with approximately $0.58 million in fiscal 2025, and was derived primarily from acoustic-healthcare products and related services. During FY 2026, we also completed key product-development and engineering work for NeuroVibe NV-02 and NV-03 and advanced regulatory preparations. FDA establishment registration and device listing and the China-market pre-sale agreements described below occurred after June 30, 2026 and therefore did not contribute to FY 2026 revenue.

Acoustic intelligence is currently our most technically differentiated core business area.Our acoustic-intelligence research, product development and commercialization activities are conducted primarily through Shuhai Beijing and certain of its subsidiaries, including Shuhai Jingwei, while Datasea Acoustics LLC supports U.S. market development and commercialization activities. At the underlying technology layer, we develop capabilities in sound waves, ultrasound, acoustic-energy delivery, physiological-signal sensing and related AI algorithms. At the platform layer, we package hardware-control and signal-orchestration modules through sensors, control systems and software. At the product layer, we develop standardized intelligent-hardware products for external commercialization. These capabilities support our acoustic-healthcare products, NeuroVibe and other acoustic applications and may be reused across products where technically appropriate.

During FY 2026, the focus of our acoustic business shifted further from research and technology validation toward product sales, regulatory advancement and commercial-order validation. Our acoustic-healthcare business generated actual product and service revenue, providing evidence that certain of our acoustic technologies have established a basis for paid commercial applications. NeuroVibe integrates our capabilities in acoustic stimulation, physiological and EEG-related signal acquisition, AI-assisted analysis and software applications into a wearable biofeedback product platform. During the reporting period, we completed key product-engineering work and advanced important U.S. regulatory-registration preparations.

We seek to reuse common acoustic modules, algorithms, sensors and control systems across products where technically and commercially appropriate, although commercialization remains subject to product performance, regulatory requirements, customer acceptance and supply-chain readiness.

1.1 Acoustic Healthcare Products and Services

Acoustic healthcare is one of the areas in which our acoustic-intelligence technologies achieved productization and commercialization at an earlier stage. We develop acoustic intelligent hardware for air health, sleep health, foot health, head and personal care and related applications, and commercialize these products through direct product sales, technical services, channel cooperation and scenario-based deployment. Although the products differ in customer groups, use environments and sales models, they reflect a common engineering path through which laboratory-stage acoustic technologies are converted into consumer and commercial end products.

In air-health applications, our Tianer series of acoustic air sterilization and purification products applies acoustic and related environmental-treatment technologies to household, vehicle, commercial-building and other indoor environments. Certain products have completed third-party testing, obtained relevant product certifications and entered commercial sales. We continue to refine acoustic modules, airflow structures and overall device-control systems based on channel and user feedback, with a focus on noise performance, operating stability and manufacturability.

In sleep-health applications, we combine non-contact acoustic sensing, environmental adjustment and intelligent-control technologies for use in household and health-service settings. Representative products include the Xingmei series of sleep-health products, which have continued to generate product and service revenue. Research and development in this area focuses on non-contact sensing, acoustic-parameter control, adaptation to sleep environments and device operating stability, while also advancing integration with AI-based analytical capabilities.

In head and personal-care and foot-health applications, we apply ultrasound, acoustic control and intelligent hardware in health and wellness, beauty, senior-care and offline service-store settings. These products extend the application of our acoustic technologies beyond air treatment into scenarios more directly connected with personal health and in-store services. Certain products remain in the market-introduction or early commercialization stage, and their future sales scale will depend on channel development, actual user experience and product-iteration progress.

Subcategory	Representative Products and Principal Applications	Current Business Stage
Air Health	Tianer series acoustic air sterilization and purification products for households, vehicles, commercial facilities and other indoor environments	Products developed and commercial sales achieved

Sleep Health	Non-contact acoustic sleep and sleep-assistance products for household and health-service settings	Commercialized and continuing deployment

Foot Health	Acoustic foot-health management products for health-management and service-store settings	Commercialization in progress

Head and Personal Care	Intelligent ultrasonic head-care and cleansing products for beauty, health and wellness, senior-care and personal-care settings	Market introduction and commercialization in progress

Acoustic Medical	NeuroVibe NV-02 and NV-03 for biofeedback, brain-health management and related applications	Product finalization completed; regulatory and commercialization activities in progress

During calendar year 2025, Shuhai Jingwei, one of our operating entities engaged in the acoustic-intelligence business, generated operating revenue of approximately US$1,861,952.77, including approximately US$575,434.79 of product-sales revenue and approximately US$1,285,090.10 of service revenue. This revenue demonstrates that certain of our acoustic technologies had generated paid commercial activity through a combination of hardware sales and technical services.

We intend to continue refining our existing acoustic-healthcare products based on customer requirements, channel feedback and actual product-use data, and to explore service models that combine hardware devices with AI agents, membership operations, health-related services and continuing data analysis. These newer service models have not yet been sufficiently tested in the market, and their ability to generate stable recurring revenue will require further customer deployment and longer-term usage validation.

Representative Acoustic Products

The following images consist of photographs of certain products that have been produced, renderings of products that have been designed but have not yet been produced, and conceptual illustrations of potential application scenarios that remain under development. Each image is identified accordingly and is included solely to illustrate the Company’s representative products, product designs and potential application scenarios. Product renderings and application illustrations should not be understood as depicting products that have been manufactured or applications that have been commercially deployed.

Product Photograph - Acoustic air sterilization and purification.	Product Rendering, Not Yet Produced - NeuroVibe- acoustic brain-computer interaction technologies /biofeedback / neurotechnology product	Product Photograph - Non-contact acoustic sleep product

Product Photograph - Intelligent ultrasonic head-care product	Product Photograph - Vehicle acoustic air-health product	Conceptual Application Illustration, Under Development - Agricultural acoustic application scenario

1.2 Acoustic Medical — NeuroVibe Biofeedback System

During FY2026, we completed key product-development and engineering work for the NeuroVibe Biofeedback System and advanced preparations for its regulatory registration. NeuroVibe is a non-invasive acoustic biofeedback system that may, depending on the specific product model and configuration, incorporate physiological or physiological or electroencephalographic (“EEG”) signal acquisition, acoustic-energy delivery and intervention, signal processing, AI-assisted analysis, software applications, training records, feedback adjustment and personalized parameter configuration. The product is positioned for biofeedback, brain-health management, health-training and other applications, subject in each case to applicable product labeling and local regulatory requirements.

NeuroVibe integrates our acoustic, signal-acquisition, AI-assisted analysis and software capabilities into a wearable biofeedback system. The product architecture combines hardware devices, physiological-data acquisition, AI-assisted analysis and feedback functionality.

Because NeuroVibe involves physiological-signal acquisition, biofeedback and health-related applications, its commercialization requires compliance with applicable requirements relating to product safety, manufacturing consistency, quality systems, product labeling and promotional claims. We do not regard completion of product functionality as equivalent to completion of commercialization. Broader market deployment will also require regulatory compliance, supply-chain readiness, manufacturing consistency, quality-system implementation and channel development.

U.S. FDA Regulatory Progress Following Fiscal Year-End

The Company completed key product-development and engineering work of NeuroVibe NV-02 and NV-03 and advanced the preparations for U.S. FDA establishment registration and device listing and filing preparations. Following the end of the reporting period, Shuhai Jingwei (Shenzhen) Information Technology Co., Ltd., one of the Company’s operating entity completed U.S. Food and Drug Administration (“FDA”) establishment registration and device listing for the NeuroVibe NV-02 and NV-03 models. Based on currently available FDA registration information, the listed devices are classified under product code HCC as Class II medical devices pursuant to 21 CFR 882.5050, “Biofeedback Device.” Subject to the applicable limitations of the classification and other regulatory requirements, devices within this classification are generally exempt from the 510(k) premarket notification requirement.

Following completion of the establishment registration and device listing, we have continued to advance U.S. market compliance preparations, product-documentation development, channel development and commercialization-related activities. The timing of commercialization in any overseas market will depend on product configuration, labeled intended use, local regulatory requirements, quality-system readiness and channel-development capability, and we cannot assure that the product will achieve large-scale sales in any particular market by a specified date.

Note: FDA establishment registration identifies the registered establishment, while device listing records the applicable device with the FDA under its regulatory classification. These are regulatory registration and listing steps associated with the lawful manufacture and marketing framework for medical devices, but they do not constitute FDA approval, clearance, certification or endorsement of the product. FDA establishment registration and device listing do not constitute FDA approval, clearance, certification or endorsement, nor do they indicate that the FDA has determined that the product is effective for any particular disease or therapeutic use. The subsequent marketing, labeling, distribution and use of NeuroVibe in the United States remain subject to applicable FDA laws, regulations and product-regulatory requirements, including, as applicable, quality-system requirements, labeling requirements, medical-device reporting obligations, product-safety requirements, manufacturing controls and other compliance obligations.

Representative NeuroVibe product image.

China-Market Pre-Sales and Commercial Validation

In parallel with its U.S. regulatory compliance efforts, the Company has also begun commercialization preparations for NeuroVibe in China. Following the end of the reporting period, two of the Company’s operating entities entered into pre-sale agreements with Bochun Meiye (Shenzhen) Cosmetics Co., Ltd. on August 21, 2026 and August 26, 2026, respectively, for the NeuroVibe NV-02 product. One agreement covers 4,000 units with a tax-inclusive contract amount of approximately US$2,348,899, and the other covers 2,200 units with a tax-inclusive contract amount of approximately $1,291,894. In the aggregate, the two agreements cover 6,200 units with a total tax-inclusive contract amount of approximately US$3,640,793.

These pre-sale agreements represent initial contractual arrangements for NeuroVibe in the China market and provide an initial indication of customer interest. These arrangements also provide a practical basis for the Company to further validate customer use cases, product iteration, supply-chain organization, channel development and supporting service capabilities.

The pre-sale agreements were entered into after the end of the reporting period. Accordingly, the contract amounts do not constitute revenue recognized as of June 30, 2026, nor do they represent guaranteed revenue. The amount and timing of any revenue ultimately recognized will depend on actual contract performance, product manufacturing and delivery, customer acceptance, settlement and the applicable accounting requirements.

The Company’s next-stage priorities are expected to shift further toward product delivery, quality-system development, collection of customer-use feedback and channel development, while progressively advancing commercialization in China and international markets subject to applicable regulatory requirements.

1.3 Other Acoustic Applications

In addition to acoustic healthcare and acoustic medical products, we are conducting technology research and pre-development activities in industrial acoustics, agricultural acoustics and acoustic IoT. These areas share certain capabilities in acoustic sensing, ultrasound control, vibration processing, signal analysis, AI algorithms and hardware engineering with our healthcare and medical businesses and therefore provide opportunities to extend our technology platform, although their overall commercialization maturity is currently significantly lower than that of our healthcare and medical businesses.

In industrial applications, we are studying ultrasonic-assisted precision processing, vibration control, acoustic inspection, equipment-fault recognition and industrial sensing, with the objective of applying ultrasound and acoustic algorithms to practical issues involving precision control, inspection and processing, and equipment operations in manufacturing environments. We are also monitoring longer-term advanced-manufacturing applications such as ultrasonic 3D metal printing and applications in semiconductor and nanomaterial preparation. These projects currently remain in research and development, collaborative validation or application-exploration stages.

In agricultural applications, we are exploring acoustic sterilization technologies in agricultural environmental and biological monitoring, agricultural-product preservation and plant-growth intervention. We believe acoustic technologies may offer research value in certain agricultural scenarios as non-chemical and low-contact treatment approaches, but their practical effectiveness, cost profile and scalability will require substantial scenario testing and validation.

In acoustic IoT applications, we are evaluating the integration of sound- and vibration-sensing, device-control, communications and AI-analysis capabilities into environmental-monitoring, equipment-fault-recognition and intelligent-terminal systems, enabling acoustic technologies to operate together with connected hardware and data platforms. This capability may support existing health-related hardware such as air-health and sleep-health products, as well as industrial and environmental-monitoring applications.

As of the date of this annual report, most of these other acoustic applications remain in research and development, collaborative validation, pilot deployment or early commercialization. We apply a resource-allocation discipline under which we prioritize projects with clearer development pathways and identifiable commercial payment models, while limiting research and development budgets for projects that do not yet have a sufficiently defined commercialization pathway.

2. AI Multimodal Digitalization and AI-Agent Business

During fiscal 2024 and fiscal 2025, our AI-related operating activities consisted principally of AI-enabled multimodal communication, digitalization, digital-marketing and related technical services delivered to enterprise customers. These activities represented the principal source of our consolidated revenue during those periods. During FY 2026, these existing services continued to represent the majority of our revenue, while we reduced certain standardized, lower-margin communication and traffic-related activities and began generating revenue from newer digital-solution and AI-agent services.

Based on our current business classification, revenue attributable to our AI Multimodal Digitalization and AI-Agent Business was approximately $39.96 million in FY 2026, compared with approximately $70.68 million in fiscal 2025. The year-over-year decline was concentrated principally in standardized AI Multimodal Communication Services, whose revenue decreased from approximately $69.44 million in fiscal 2025 to approximately $36.27 million in FY 2026. During FY 2026, we also generated approximately $2.21 million from AI Multimodal Digital Solutions, approximately $0.89 million from AI Digital Technical Services and approximately $0.59 million from AI-Agent Services.

AI multimodal digitalization and AI-agent applications constitute our other core business platform. Our AI Multimodal Digitalization and AI-Agent Business initially focused on multimodal data processing, enterprise digitalization, digital marketing and AI-enabled communications services, through which we provided software platforms and digital-solution technical services. As large-language-model and agent technologies have developed rapidly, we have upgraded this business within our three-layer technology architecture: the underlying layer is built on multimodal processing, human-language voice and text interaction and model access; the platform layer includes an AI Execution Agent Matrix, Tokens-based computing orchestration and business-system interfaces; and the application layer delivers industry solutions for health and wellness, beauty and personal care, retail, local services and other business scenarios.

During FY 2026, our AI Multimodal Digitalization and AI-Agent Business underwent a core transition from primarily providing multimodal digitalization, data processing and project-based technical services toward AI execution agents designed to become more deeply embedded in enterprise operating workflows. Our objective is no longer limited to delivering software tools or AI-generation capabilities. Rather, within defined customer authorization parameters, we seek to enable AI to perform actual operating tasks such as customer interaction, marketing execution, sales follow-up, membership operations and data analytics.

Along with this transition, we have developed a business architecture consisting of AI execution-agent products, a multi-agent collaboration matrix, Tokens-based computing and model access, and continuing business-execution services. Four execution agents with different functional roles perform specific tasks across the enterprise operating chain and may be coordinated through a common platform. Tokens-based computing services provide underlying resources and metering units for model calls, AI computing and digital-execution tasks. On this basis, we configure the platform for different industry scenarios and deliver commercial solutions.

We believe the commercial value of AI agents depends less on demonstration performance than on whether they can be embedded in actual customer workflows and continue to deliver measurable business value. Accordingly, we focus on actual usage frequency, task-completion rates, service continuity, computing costs, delivery efficiency and repeatability across customers. These factors will be important in determining whether our AI Multimodal Digitalization and AI-Agent Business can evolve from project-based revenue toward continuing service revenue.

For purposes of this annual report, “Tokens” refers to metered service units or credits for AI computing, model calls and task execution. Tokens do not constitute virtual currency, cryptocurrency, digital assets or securities.

2.1 Four Principal AI Execution-Agent Categories

We currently refer to four principal categories of AI execution agents as the Interactive Execution Agent, Voiceprint Execution Agent, Business Execution Agent and Marketing Execution Agent. These four agents have distinct roles, can call or support one another, and together cover customer acquisition, customer identification, sales conversion, customer service and repurchase operations. Through this product architecture, we seek to convert certain repetitive activities that have traditionally depended on human execution into more standardized AI-enabled services.

Agent	Primary Functional Positioning	Representative Tasks
Interactive Execution Agent	Natural-language entry point and business-instruction execution	Voice/text interaction, marketing-campaign creation, information inquiries, content generation, appointments, orders and other business operations

Voiceprint Execution Agent	Customer identification, needs understanding and sales assistance	Authorized customer matching, speech/emotion analysis, assisted assessment of customer preferences and needs, communication prompts and information capture

Business Execution Agent	Customer service, sales follow-up, repurchase and operating analysis	Pre-sale consultation, order reminders, post-sale follow-up, repurchase recommendations, customer care and operating-data aggregation

Marketing Execution Agent	Customer acquisition, content production, marketing execution and customer retention	Text/image/video content generation, marketing orchestration, authorized-channel distribution, user tagging, behavioral analysis and continuing outreach

2.2 AI Execution Agent Matrix

Rather than positioning the four execution agents solely as stand-alone tools, we combine them into an AI Execution Agent Matrix designed to cover the operating chain from customer acquisition and identification through conversion, service and repurchase operations. Within this coordinated architecture, the Interactive Execution Agent serves as the human-machine interaction and task-entry point; the Voiceprint Execution Agent supports customer identification and needs analysis; the Business Execution Agent supports customer service and continuing operations; and the Marketing Execution Agent supports customer acquisition and marketing outreach.

For enterprise customers, we may configure the four agents in modular form based on the customer’s existing business systems, operating processes and data interfaces, together with a unified platform account, model-access permissions, data interfaces and permission-management functions. As common capabilities continue to be standardized, we seek to reduce customization requirements and improve repeatability across customers.

On August 3, 2026, Tianjin Information Sea Information Technology Co., Ltd. entered into AI Execution Agent Matrix cooperation agreements with Qingdao Ruizhi Yixing Information Technology Co., Ltd. and Qingdao Wangtu Information Technology Co., Ltd. Under these arrangements, Tianjin Information Sea provides platform functionality for the AI multimodal agent matrix, algorithm access, business-system interfaces, back-end management and related technical support. Fees are generally reconciled and settled based on actual platform usage and service consumption, providing practical cases for evaluating deployment of the agent matrix and its commercialization and billing model.

2.3 Tokens-Based Computing and AI Service Calls

In addition to our four AI execution-agent products, we provide Tokens-based computing resources and service-call capabilities used in the operation of our AI agents. In our business, “Tokens” refers solely to metered service units or credits corresponding to large-language-model calls, AI computing-resource consumption and related digital-execution services. Tokens do not constitute virtual currency, cryptocurrency, digital assets or security tokens.

Customers may, depending on their business requirements and the applicable service arrangement, recharge a service account and consume Tokens-based service credits when calling large models, generating content, executing marketing tasks, conducting data analysis, activating AI agents or accessing other AI services. Tokens therefore function as an underlying operating resource and an important billing and metering unit for AI-agent services.

From a commercial perspective, we are developing a combined service model of “software and agent functionality + Tokens-based computing access + continuing execution services.” Unlike traditional one-time software-purchase and delivery models, ongoing use of AI agents generates repeated model calls, computing-resource consumption and task-execution activity, allowing billing and settlement to be based on actual service consumption. Software and agents provide business functionality; Tokens provide model-access and computing resources; and continuing execution services embed AI capabilities into the customer’s actual operating processes. These elements may be offered together or priced separately under individual contracts.

Management believes that if AI agents become deeply embedded in customers’ daily operating processes, revenue scale may depend increasingly on the number of customers, active usage frequency, model-call volumes and continuing task-execution volumes rather than solely on the number of signed projects. This model may therefore have greater recurring-service and scalability potential, although actual business scale will remain subject to customer acceptance, service effectiveness, model and cloud-resource costs, third-party platform fees, service stability and market competition.

2.4 Industry Applications

Our AI execution agents are currently being deployed primarily in physical-business environments characterized by frequent customer interaction, continuing marketing requirements and dense store-based operations. Health and wellness, beauty and personal-care stores are among the earlier industry applications in which we have begun deployment. These industries typically involve frequent customer inquiries, significant membership-management needs, extended service cycles, rapidly changing marketing content and substantial repurchase-management requirements, making them suitable for AI agents that can perform continuing tasks such as customer interaction, content generation, appointment scheduling and ordering, membership operations, sales assistance and repurchase management.

During FY 2026, our AI execution agents were deployed primarily in enterprise and store-based scenarios, including health and wellness retail and digital-marketing applications, supporting functions such as customer interaction, content generation, membership operations, marketing execution and business follow-up. We also continued to evaluate applications in retail, local services and other enterprise-digitalization scenarios using common platform capabilities with industry-specific configuration.

2.5 Commercialization Progress

During FY 2026, our first generation of AI execution agents progressed from product and platform development into enterprise deployment. The agents were used in actual customer scenarios including health and wellness retail, store operations and digital marketing, and FY 2026 revenue from AI Agent Services was approximately $0.59 million. These deployments provided the initial operating basis for further standardization of the Interactive, Voiceprint, Business and Marketing Execution Agents.

On August 3, 2026,   Tianjin Information entered into two AI Execution Agent Matrix cooperation arrangements and certain operating entities entered into five Tokens-based and digital-marketing service arrangements. Certain agreements specify anticipated service-consumption ranges; however, such amounts are not minimum purchase commitments, guaranteed revenue, recognized revenue or backlog. Actual revenue will depend on customer onboarding, actual usage and Tokens consumption, service execution, billing reconciliation, customer acceptance and payment.

Overall, our AI Multimodal Digitalization and AI-Agent Business is developing three interconnected levels of commercialization. The four AI execution agents provide the underlying product capabilities; the AI Execution Agent Matrix provides integrated solutions for enterprises and physical-store environments; and Tokens-based and usage-based services provide the computing support and commercial billing foundation for continuing agent operation. As actual customer usage and application coverage expand, we seek to evolve our AI Multimodal Digitalization and AI-Agent Business further from a model historically focused on project-based, one-time delivery toward a more platform-based, continuing-execution and usage-based service model.

3. Business and Revenue Model

As our business develops from technology development toward productization and agent-based services, we have established a diversified revenue model that includes hardware product sales, technical services and integrated solutions, AI-agent and SaaS continuing services, usage-based services, and technology licensing and revenue-sharing arrangements. The pricing structure differs among our businesses and is determined based on product characteristics, customer type, delivery method and contractual arrangements.

Within our acoustic business, product sales remain the most direct commercialization model. We generate revenue from sales of air-health, sleep-health, foot-health, personal-care and other acoustic intelligent hardware. In certain scenarios, hardware may also be combined with installation and commissioning, technical support, health-related value-added services or continuing operating services, resulting in a combined “hardware + services” model. As NeuroVibe and other acoustic medical products advance toward commercialization, sales of such devices and related services may become an additional source of acoustic-business revenue, subject to applicable regulatory and market conditions.

Technical services and integrated solutions connect our technology capabilities with enterprise customer requirements. Based on our acoustic technologies, AI platform, software and algorithms, we may provide customized development, system integration, platform access, device and algorithm adaptation, data solutions and continuing technical support, with fees determined by project duration, service scope or delivery milestones. Such revenue may be generated independently or in conjunction with equipment sales or longer-term platform arrangements.

Our AI-agent business is developing a more pronounced continuing-service pricing profile. We may charge customers based on platform-access periods, service packages, model-call volumes, Tokens consumption, content-generation volumes, marketing-task execution or other agreed usage metrics. Certain services use a prepaid-recharge model under which service credits are consumed over time, causing fees to correspond more closely with actual usage. Compared with one-time project arrangements, this model is more dependent on continuing customer use, service stability, actual business output and cost control.

We may also commercialize our technology through licensing, joint development or revenue-sharing arrangements under which acoustic technologies, software, algorithms, functional modules or other intellectual property are incorporated into products or solutions developed with business partners. Depending on the commercial arrangement, we may receive license fees, technical-service fees, sales-based revenue sharing or other consideration. This model can broaden the application of our technologies and, for certain projects, reduce the resources otherwise required to build a complete manufacturing and sales infrastructure independently.

Revenue Model	Principal Applicable Businesses	Pricing Basis	Commercial Characteristics
Product Sales	Acoustic healthcare, NeuroVibe and other intelligent hardware	Product quantity, model and contract price	Primarily transaction-based; may be combined with services

Technical Services / Integrated Solutions	Acoustic technologies, AI platform and system integration	Project scope, service content and delivery milestones	Project-based or staged services

SaaS and Continuing AI-Agent Services	AI execution agents and enterprise platforms	Accounts, service packages and service periods	Continuing-service characteristics

Usage-Based Services	Tokens, model calls and digital execution	Actual calls, consumption and task-execution volume	Linked to actual customer usage

Licensing / Joint Development / Revenue Sharing	Intellectual property, algorithms, modules and cooperative products	Licensing, R&D services, sales or revenue sharing	Asset-light expansion of technology applications

Over the longer term, we seek to develop an integrated business model in which intelligent hardware creates business scenarios and data entry points, AI agents perform continuing business execution, and software and data services support longer-term customer relationships. The objective of this model is to reduce our dependence on individual hardware products and one-time project revenue and to increase the proportion of continuing service revenue generated over the customer lifecycle. Whether this longer-term objective can be achieved will depend on product-market acceptance, customer retention, regulatory requirements, continuing R&D investment, service costs and capital availability.

4. Commercialization Progress and Customer Applications

Our two principal businesses are at different stages of commercialization and therefore involve different customer groups and forms of commercial validation. The acoustic healthcare business has generated product and service revenue and is principally validating the ability of hardware products to generate commercial demand in actual-use scenarios. NeuroVibe is at a stage of product finalization, regulatory preparation, delivery preparation and order validation, with a focus on compliance pathways, actual customer demand and delivery capability. Our AI-agent business has entered enterprise-use scenarios, where the principal commercialization objectives are to increase continuing customer usage, service-resource consumption and replication efficiency across industries.

Customers and application scenarios for our acoustic healthcare business include health and wellness and senior-care stores, sleep-health applications, personal care, air-health applications, commercial facilities, vehicles and household environments. Depending on the customer, we may generate revenue through direct equipment sales, distributor or channel-partner arrangements, inclusion of devices within service packages, or related technical services. As discussed above under “Acoustic Healthcare Products and Services,” during calendar year 2025, Shuhai Jingwei generated approximately US$1,861,952.77 in operating revenue, including approximately US$575,434.79 from product sales and approximately US$1,285,090.10 from services, providing evidence of paid commercial activity for certain of our acoustic products and technologies.

NeuroVibe is currently in a commercial-validation stage. Following the reporting period, the relevant operating entity completed FDA establishment registration and device listing, providing a foundation for further U.S. compliance and commercialization preparation. In China, pre-sale agreements entered into after the reporting period cover an aggregate of 6,200 units with stated contract value of approximately US$3,539,709.28, providing initial evidence of customer demand and order validation. Our next phase of work will focus increasingly on manufacturing and delivery, actual customer feedback, quality-system development, channel implementation and revenue recognition rather than solely on adding new product concepts or technical functions.

Our AI-agent commercial customers are principally drawn from digital marketing, health and wellness, beauty and personal care, retail, local services and other physical-business sectors. In health and store-based scenarios, agents mainly support customer interaction, membership operations, health-related process support, customer follow-up and marketing services. In digital-marketing scenarios, they may support content generation, campaign orchestration, media placement, data analytics and continuing optimization. We seek to modularize common workflows in order to reduce reliance on purely customized projects and improve replication efficiency and service gross margins across similar customers.

For customers using AI execution agents, the service relationship can have continuing and usage-driven characteristics. Customers access models and execution services through platform accounts and settle based on resource consumption or other contractual arrangements. Our ability to develop stable continuing revenue will depend on whether the agents become meaningfully embedded in customers’ daily operations, whether customers obtain measurable business value and whether we can maintain service quality, operating stability and cost control over time.

5. Sales Channels, Service Delivery and Global Market Development

During FY 2026, our acoustic-healthcare products were marketed primarily through direct enterprise sales and channel partners, including health and wellness service providers, commercial customers and other business partners. Selected products were also marketed through offline service locations and online channels, depending on product characteristics and target customers. Our acoustic-healthcare products were delivered through a combination of product sales and related technical or service arrangements. During calendar year 2025, Shuhai Jingwei generated approximately US$1,861,952.77 in operating revenue from its acoustic-intelligence business, including approximately US$575.434.79 from product sales and approximately US$1.285.090.10 from services, reflecting actual commercial activity through both hardware sales and service delivery. For products used in professional or store-based environments, product deployment may be accompanied by technical support or related services. For consumer-oriented products, the Company may continue to evaluate appropriate online and offline channels based on actual product demand and channel performance.

In China, NeuroVibe commercialization activities following fiscal year-end have included pre-sale arrangements and channel-development activities in professional health-service settings. On August 21, 2026 and August 26, 2026, two of our operating entities entered into pre-sale agreements with Bochun Meiye (Shenzhen) Cosmetics Co., Ltd. for an aggregate of 6,200 units of NeuroVibe NV-02, with a stated aggregate contract value of approximately US$3,539,709.28. These agreements represent initial contractual arrangements and do not constitute recognized or guaranteed revenue. In the United States, Datasea Acoustics LLC is responsible for regulatory coordination, market development and the development of potential distributor and institutional relationships for the Company’s acoustic products, including NeuroVibe. Following fiscal year-end, the relevant operating entity completed FDA establishment registration and device listing for NeuroVibe NV-02 and NV-03. Broader U.S. commercialization will remain subject to applicable regulatory requirements, product readiness, channel development and actual market acceptance.

Our AI-agent services are marketed primarily through direct enterprise contracting and commercial partnerships. During FY 2026, our first-generation AI execution agents began to be deployed in enterprise-use scenarios, including health and wellness retail, store-based operations and digital-marketing applications. Following fiscal year-end, Tianjin Information Sea Information Technology Co., Ltd. entered into AI Execution Agent Matrix cooperation arrangements with Qingdao Ruizhi Yixing Information Technology Co., Ltd. and Qingdao Wangtu Information Technology Co., Ltd. Under these arrangements, the Company provides AI-agent platform functionality, algorithm access, business-system interfaces, back-end management and related technical support. These agreements provide representative examples of our current enterprise-contracting and commercial-partnership model. We also entered into additional post-fiscal-year AI-agent, Tokens-based computing and digital-marketing service arrangements with enterprise customers. These arrangements are generally settled based on actual platform usage, service consumption or other contractual terms. See “AI Execution Agent Matrix” and “Commercialization Progress” above for additional information regarding these arrangements.

Our overall overseas-market approach is to combine research, engineering and supply-chain capabilities in China with regulatory resources, localized channels and operating capabilities in the United States and other overseas markets. Datasea Acoustics LLC serves as the principal platform for our overseas acoustic business, including overseas channel development, partner and distributor relationships, regulatory-compliance coordination, product registration, intellectual-property deployment and market development. We intend to pursue overseas opportunities selectively based on product maturity, local regulatory conditions and actual commercial opportunities rather than commit large-scale resources simultaneously across all markets.

6. Supply Chain and Manufacturing

We concentrate our internal resources on technology research and development, product definition and design, algorithm development, system integration, supplier management and commercialization. During the reporting period, we primarily worked with two core suppliers for the manufacturing, component processing and assembly of our acoustic hardware products.

Our acoustic-product supply chain includes electronic components, acoustic and ultrasonic modules, sensors, plastic and metal structural parts, molds, control boards and final assembly. We evaluate suppliers based on technical capability, product quality, quality systems, capacity, cost, delivery performance and applicable product certifications. Where commercially practicable, we seek to maintain multiple alternative suppliers for certain important components in order to reduce risks associated with single-source interruptions, price increases or insufficient capacity.

Although manufacturing is outsourced, we remain responsible for product specifications, supplier management, quality standards and applicable compliance requirements. For NeuroVibe and other acoustic products, manufacturing readiness, product testing, quality control, supply-chain coordination and delivery performance may affect commercialization timing and gross-margin performance.

The cost structure of our AI-agent business differs from that of our hardware products and primarily includes large-language-model usage, cloud-computing resources, third-party platforms, software tools, data processing and technical support.

7. Technology and Research and Development

Our research and development activities are organized around our two core businesses: acoustic intelligence technologies and AI-agent technologies. Our R&D strategy is not focused merely on increasing the number of projects. Rather, we seek to develop underlying technical capabilities that can be reused across different products, customers and industries and to convert such capabilities into deployable technology assets through patents, software copyrights, algorithms, software systems and engineering outputs. In evaluating the commercial value of our R&D activities, we consider whether the relevant technologies can support deliverable products, improve product performance, enhance system stability, reduce delivery costs or support new business models.

During FY 2026, R&D expenses increased from $914,996 in fiscal 2025 to $2,565,116, representing an increase of approximately 180.3%. The increase occurred while our total operating expenses declined and reflected a greater allocation of resources to acoustic intelligence, NeuroVibe biofeedback and brain-computer-interface technologies, acoustic-energy intervention, signal processing, product engineering, AI multimodal technologies and AI execution agents.

In acoustics, we continue to develop technologies relating to ultrasound generation and control, acoustic-wave transmission and focusing, acoustic and vibration sensing, physiological-signal acquisition, acoustic-energy intervention, signal processing, feature recognition, parameter optimization, feedback control, sensor integration and intelligent-hardware engineering. These capabilities support our existing air-health, sleep-health and personal-care products and also provide the underlying technical foundation for NeuroVibe.

For NeuroVibe and related products, our R&D activities further encompass acoustic-energy intervention, physiological and EEG-related signal acquisition, hardware-software coordination, closed-loop feedback, product-safety validation, system stability and manufacturing engineering. We seek to integrate individual acoustic capabilities into a complete, iterative hardware-product system while satisfying applicable regulatory requirements.

In AI, we focus on multimodal perception, natural-language and voice interaction, model access, intelligent analytics, automated task execution, agent orchestration, data feedback and AI engineering. As our AI Multimodal Digitalization and AI-Agent Business has increasingly developed toward execution-oriented agents, our R&D focus has expanded beyond data processing and content-generation platforms to address how AI agents can connect with actual business systems, store operating workflows, marketing platforms, customer-management systems and acoustic devices and execute defined business tasks within authorized parameters.

We place particular emphasis on platform stability, task-execution accuracy, system-interface compatibility, model and computing-cost control, service continuity and repeatability across customers and industries. As our AI Multimodal Digitalization and AI-Agent Business continues to develop toward platform-based, continuing-execution and usage-based service models, these factors are expected to become increasingly important measures of the commercial value of our AI-agent R&D.

We also align our R&D activities with the development and acquisition of intellectual-property and technology assets. During FY 2026, we expanded our portfolio of patents and software copyrights through both internal research and development and technology-asset acquisitions. These assets principally cover acoustic intelligence, brain-computer-interface and biofeedback applications, AI multimodal processing, AI agents, content generation and enterprise digitalization. In evaluating externally acquired technology assets, we consider whether they can address gaps in our existing technology base, shorten product-development cycles, improve product capabilities or reduce risks relating to ownership of core technologies.

In addition to internal R&D, we participate in industry-academia-research cooperation and technical exchanges with universities, research institutions and industry organizations, including industry research, technical exchanges, standards discussions and white-paper projects in acoustics and AI.

Overall, the principal objective of our R&D activities is to convert acoustic-intelligence and AI-agent technologies into commercial businesses capable of generating hardware sales, technical-service revenue, platform usage and continuing operating-service revenue. Management believes that the value of R&D ultimately must be demonstrated through product deployment, commercialization and sustainable service capabilities. Accordingly, we intend to continue concentrating R&D resources on projects with strong technical foundations, clear product pathways and commercial-development potential.

8. Intellectual Property and Technology Assets

Intellectual property is an important foundation of both of our core businesses. Our portfolio includes invention patents, patent applications, software copyrights, proprietary software, algorithms, product designs and technical know-how, with principal coverage in acoustic intelligence, brain-computer interface and biofeedback applications, AI multimodal technologies, AI agents and related application systems. We use intellectual property both to protect internally developed technologies and as a technology asset supporting product design, technical services, software platforms and commercial cooperation.

During the fiscal year ended June 30, 2026, we continued to expand our intellectual-property portfolio through internal development and acquisitions. Software copyrights and patents added during FY 2026 strengthened our capabilities in multimodal data analytics, health management, marketing execution, acoustic analysis, brain-computer-interface applications and content generation and are generally aligned with our current acoustic-intelligence and AI-agent business priorities.

Software Copyrights Added During FY 2026 — Shuhai Beijing

No.	Intellectual Property	Certificate / Registration No.
1	Multimodal Data Intelligent Fusion Analysis System	Software Copyright Registration No. 16017456
2	Visual-Linguistic Joint Emotion Recognition System	Software Copyright Registration No. 16019239
3	Sleep-Aid Device User Effectiveness Analysis System	Software Copyright Registration No. 16017039
4	Multimodal Data Asset Precise Analysis System	Software Copyright Registration No. 16110664
5	Consumer Comprehensive Annotation System	Software Copyright Registration No. 16295048
6	Service Provider Marketing Service System	Software Copyright Registration No. 16295075
7	Multimodal Marketing Plan Management System	Software Copyright Registration No. 16295118
8	AI Multimodal Order Analysis System	Software Copyright Registration No. 16295142
9	Multimodal Security Behavior Recognition and Early-Warning System	Software Copyright Registration No. 16016941

Software Copyrights Added During FY 2026 — Xunrui Technology

No.	Intellectual Property	Certificate / Registration No.
1	5G-AI Multimodal Big Health Management Platform V1.0	Software Copyright Registration No. 16289179
2	5G-AI Multimodal Digital Rural Service Platform V1.0	Software Copyright Registration No. 16289834
3	5G-AI Multimodal Email Reading and Management Platform V1.0	Software Copyright Registration No. 16281116
4	AI Intelligent Marketing Management Platform V1.0	Software Copyright Registration No. 16278887
5	5G-AI SMS Delivery Platform V1.0	Software Copyright Registration No. 16289816

Software Copyrights Added During FY 2026 — Tianjin Information Sea

No.	Intellectual Property	Certificate / Registration No.
1	Intelligent Acoustic Environment Adaptive Noise Reduction Platform	Software Copyright Registration No. 17410292
2	AI Enterprise Aggregated User Cloud Platform	Software Copyright Registration No. 17410291
3	Multimodal Acoustic Fusion Analysis Software	Software Copyright Registration No. 17410290
4	Supply Chain Management System	Software Copyright Registration No. 17410289
5	Multimodal Intelligent Content Generation and Synthesis System	Software Copyright Registration No. 17410288

Software Copyrights Added During FY 2026 — Shuhai Jingwei

No.	Intellectual Property	Certificate / Registration No.
1	Shuhai Jingwei Cross-Modal Health Acoustic-Wave Service System	Software Copyright Registration No. 16330043
2	Shuhai Jingwei Acoustic Brain-Computer Interface Data Collection System	Software Copyright Registration No. 16330033
3	Shuhai Jingwei Acoustic Sleep-Aid Detection System	Software Copyright Registration No. 16330029
4	Shuhai Jingwei Voiceprint Recognition Management System	Software Copyright Registration No. 16330023
5	ShuHai Jingwei Acoustic-Domain Intelligent Regulation System	Software Copyright Registration No. 16329968

Patents and Related Technology Assets During FY 2026

Owner	Patent / Technology	Patent / Application No.
Shuhai Beijing	Brain-Computer Interface Method and System Based on Real-Time Closed-Loop Vibration Enhancement	ZL 2025111467773
Shuhai Beijing	Intelligent Brainwave Driving System	ZL 2021104654635
Shuhai Beijing	Speech Communication, Care and Control System and Method for Stroke Patients Based on Brain-Computer Interface	ZL 2018107647311
Shuhai Beijing	Brain Atlas Analysis System	ZL 2020102653968
Guozhong Times	Non-Overlapping Interference Resource Allocation Method for 6G Dense Networking Based on Deep Reinforcement Learning	ZL 2023101483037
Heilongjiang Xunrui	Method and System for Reconstruction of Missing Water-Body Data in Optical Remote-Sensing Images	ZL 2022114046734
Shuhai Jingwei	Negative-Ion Health Sleep Device	ZL 2017114412180
Shuhai Jingwei	Control System and Method for Upper-Limb Rehabilitation Training Robot Based on Brain-Computer Interface	ZL 201810089917.1
Shuhai Jingwei	Method and System for Brain-Computer Interface Signal Enhancement Based on Acoustic-Wave Coupling	ZL 202511190562.1
Tianjin Information Sea	Cloud Detection Method Based on Scene-Level Semantic Guidance and Block-Level Boundary Unmixing	ZL 202410651396.X
Tianjin Information Sea	Method and System for Implicit Discourse Relation Recognition Based on Contrastive Learning and Adapter Networks	ZL 202310319736.4

Patent Applications / Patents Under Substantive Examination

Applicant / Owner	Publication / Application No.	Patent Title	Status
Shuhai Beijing	CN109146406A	Shuhai Information Attendance System Based on GPS Positioning Information Assisted RFID Technology	Substantive examination
Shuhai Beijing	CN108985423A	Shuhai Information Electronic Student ID System	Substantive examination
Xunrui Technology	202110162293.3	Method, Device and Electronic Equipment for Facial-Expression Recognition in Complex Scenarios	Substantive examination
Xunrui Technology	CN202311307735.4	Rapid Retrospective Method for Global Surface-Water Extent Based on Early Landsat Images	Substantive examination
Xunrui Technology	CN202211404673.4	Method and System for Reconstruction of Missing Water-Body Data in Optical Remote-Sensing Images	Substantive examination

Insurance

Our PRC operating entities provide statutory social insurance and other employee-related coverage for eligible employees as required under applicable PRC laws and regulations. Certain operating entities also maintain commercial insurance covering specified property, equipment and operational risks.

We do not maintain insurance coverage for every potential risk associated with our operations. The scope and amount of insurance maintained by our operating entities vary depending on the nature of their operations, applicable legal requirements and the availability and cost of commercial coverage.

Seasonality

Our business has not exhibited a consistent or material seasonal pattern on a consolidated basis during the past three fiscal years. Variations in revenue during these periods were primarily attributable to the timing of customer contracts, project implementation, product deliveries, service completion and customer acceptance rather than recurring seasonal factors. Based on our historical operating results, we have not identified a recurring seasonal pattern that has materially affected our consolidated revenue.

Competition

The markets in which we operate are fragmented and include competitors with different product, technology and distribution models. In our acoustic-healthcare business, particularly air-health and intelligent-health products, we compete with domestic and international consumer and commercial health-device providers, including Xiaomi Corporation, Philips and Beijing Yadu Environmental Protection Technology Co., Ltd. These companies offer air-purification, environmental-health or related intelligent-hardware products that may compete with certain of our acoustic-healthcare products.

In acoustic medical, biofeedback and brain-computer-interface applications, we compete with or may encounter competition from companies pursuing different non-invasive and invasive neurotechnology approaches. Representative market participants include Gestala, which is developing ultrasound-based brain-computer-interface technologies; BrainCo, which focuses on non-invasive brain-computer-interface technologies and related applications; and NeuroXess, which focuses on implantable flexible brain-computer-interface systems. These companies pursue different technical pathways, product configurations, intended uses and regulatory strategies, and their products are not directly comparable with NeuroVibe in all respects.

AI agents, intelligent workflow automation, AI-enabled customer engagement, digital-marketing execution and related SaaS services. Representative competitors include Indeed Intelligence, which provides enterprise AI-agent and workflow-automation solutions; QuickCEP, which provides AI-agent-based customer-service, consumer-engagement and marketing solutions; and DeepScience, which provides AI-enabled marketing, content-generation, digital-human and advertising-optimization services. Competition in this market is based principally on agent functionality, integration with customer systems, execution capability, service stability, pricing, industry-specific configuration and the ability to deliver continuing operational value to enterprise customers.

Government Regulation and Licenses

Our business operations are subject to and affected by laws and regulations applicable to our business activities in the jurisdictions in which we operate. Our operations are primarily conducted in China through our PRC operating entities. Our U.S. regulatory activities currently relate principally to the NeuroVibe Biofeedback System and the activities of Datasea Acoustics LLC. The following discussion summarizes the principal regulatory requirements that are material to our current operations. For a discussion of risks arising from these requirements, see “Item 3. Key Information—D. Risk Factors.”

PRC Cybersecurity, Data Security and Personal Information Regulation

Our operations in China are subject to applicable PRC laws and regulations relating to cybersecurity, data security and personal-information protection. The Cybersecurity Law of the People’s Republic of China, effective June 1, 2017, establishes network-security requirements applicable to network operators, including requirements relating to network operation security, protection against unauthorized access and management of cybersecurity incidents.

The Data Security Law of the People’s Republic of China, effective September 1, 2021, establishes requirements relating to data-processing activities, including data classification, data protection and data-security management. The Personal Information Protection Law of the People’s Republic of China, effective November 1, 2021, governs the processing of personal information and establishes requirements relating to the collection, use, storage and protection of personal information.

Certain functions of our digital-service and AI-agent businesses may involve customer account information, interaction data, voice or voiceprint information and other customer-related information. To the extent such information constitutes personal information or sensitive personal information under applicable PRC requirements, the relevant PRC operating entities are required to process such information in accordance with applicable data-protection and personal-information requirements.

The Cybersecurity Review Measures, effective February 15, 2022, provide, among other matters, that an online platform operator possessing personal information of more than one million users that seeks an overseas listing must apply for cybersecurity review. Relevant authorities may also initiate a cybersecurity review where network products, services or data-processing activities affect or may affect national security.

As of the date of this annual report, the Company, its PRC subsidiaries, the VIE and the VIE’s subsidiaries have not received any notice, inquiry or sanction from the Cyberspace Administration of China requiring them to undergo a cybersecurity review in connection with the Company’s current overseas listing.

This section continues and updates the cybersecurity and data-security framework disclosed in the prior annual report, which discussed the Cybersecurity Law, Data Security Law and Cybersecurity Review Measures as material regulatory requirements applicable to the Company’s PRC operations.

PRC Business, Telecommunications and Foreign-Investment Regulation

The wholly owned PRC subsidiary, the VIE and the VIE’s subsidiaries are required to maintain business licenses issued by the State Administration for Market Regulation or its local counterparts and to conduct their operations within their registered business scopes.

Certain of our digital-service activities involve value-added telecommunications services. Shuhai Beijing holds a Value-Added Telecommunications Business Operating License issued by the Ministry of Industry and Information Technology. The license authorizes Shuhai Beijing to conduct the value-added telecommunications activities specified within its approved scope.

Certain value-added telecommunications services remain subject to foreign-investment restrictions under applicable PRC regulations and the Special Administrative Measures for Foreign Investment Access (Negative List). These restrictions form part of the regulatory background to the Company’s contractual arrangements with Shuhai Beijing. See “Item 4.C. Organizational Structure” and “Item 3.D—Risks Relating to Our Corporate Structure.”

PRC Overseas Securities Offering Filing Framework

In February 2023, the China Securities Regulatory Commission issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and related supporting guidelines, which became effective on March 31, 2023. These rules establish a filing-based regulatory framework for certain direct and indirect overseas securities offerings and listings by PRC domestic enterprises, including certain subsequent offerings and other capital-market activities.

The Company evaluates the applicability of the relevant filing requirements in connection with its capital-market transactions and completes applicable filing procedures where required. See “Item 3.D—Risks Associated With Doing Business in China.”

The Company does not separately repeat in this section the prior annual report’s discussion of the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, as the current overseas-securities filing framework is addressed through the CSRC Trial Administrative Measures and related rules.

U.S. Medical Device Regulation—NeuroVibe

During FY 2026, the Company completed key product-development and engineering work for the NeuroVibe NV-02 and NV-03 models and advanced preparations for U.S. Food and Drug Administration (“FDA”) establishment registration and device listing.

NeuroVibe’s marketing, labeling, distribution and use in the United States remain subject to applicable FDA requirements, including, as applicable, quality-system requirements, labeling requirements, medical-device reporting obligations, product-safety requirements, manufacturing controls and other applicable medical-device requirements.

FDA establishment registration is subject to periodic renewal in accordance with applicable FDA requirements. The Company intends to maintain the required establishment-registration and device-listing information for the applicable entity and listed devices.

AI-Agent, Voiceprint and Tokens-Based Computing Service Regulatory Considerations

Our AI-agent services include customer interaction, content generation, business-task execution and, in certain applications, voice or voiceprint functionality. These activities are subject to the cybersecurity, data-security and personal-information requirements described above to the extent the services involve the processing of applicable customer or user information.

Certain AI-agent services also support digital-marketing and advertising activities. Such activities are required to comply with applicable advertising and consumer-protection requirements in connection with the content and services provided to customers.

In our AI execution-agent business, “Tokens” refers solely to metered service units or credits corresponding to large-language-model calls, AI computing-resource consumption and related digital-execution services. Tokens do not constitute virtual currency, cryptocurrency, digital assets or security tokens and do not represent an ownership or investment interest. Customers may use such service units in accordance with applicable service contracts and platform usage.

The Company does not presently include separate discussions of generative-AI filing requirements, algorithm filing, deep-synthesis regulation or cross-border data-transfer procedures in this section unless those requirements are determined to apply directly to the Company’s current service configuration and operations.

Material Licenses and Certifications

Shuhai Beijing currently holds the following licenses issued by the PRC government, which are material to its operations:

●	Business License issued by the Beijing Municipal Administration for Market Regulation;

●	Beijing Statistics Registration Certificate issued by the Beijing Municipal Bureau of Statistics;

●	Value-Added Telecommunications Business Operating License issued by the Ministry of Industry and Information Technology;

●	Environmental Management System Certification Certificate issued by Beijing Xinjiyuan Certification Co., Ltd;

●	Occupational Health and Safety Management System Certification Certificate issued by Beijing Xinjiyuan Certification Co., Ltd;

Technology and Industry Qualifications

In addition to operating licenses and management-system certifications, Shuhai Beijing holds certain technology and industry qualifications that are not operating licenses. These include:

●	National High-Tech Enterprise qualification;

●	Zhongguancun High-Tech Enterprise qualification;

●	corporate membership in the Acoustical Society of China;

●	Beijing Innovative Small and Medium-Sized Enterprise qualification; and

●	Specialized and Sophisticated Small and Medium-Sized Enterprise qualification.

The Company may also maintain other industry-association memberships or technical qualifications that support participation in industry exchanges, research cooperation and technology-development programs.

As of the date of this annual report, the licenses and certifications identified above remain the principal licenses and certifications maintained by the relevant operating entities for the business activities described in this annual report, subject to final confirmation of license numbers, authorized scopes, issue dates, expiration dates and renewal status. The Company monitors the maintenance and renewal of such licenses and certifications in the ordinary course of business.

C. Organizational structure

See “Item 4. A. History and Development of the Company.”

D. Property, Plants and Equipment

We currently do not own any real estate or land use rights. In March 2025, we moved our headquarters from 20th Floor, Tower B, Guorui Plaza, 1 Ronghua South Road, Technological Development Zone, Beijing to Room 302-5, Building C, Gemdale Viseen International Center, No. 5 Shengfang Road, Daxing District, Beijing, China.

On November 29, 2024, Shuhai Beijing signed an office lease agreement with Beijing Gemdale Viseen Commercial Management Co., LTD. This office located at Room 302-5, Building C, Gemdale Viseen International Center, No. 5 Shengfang Road, Daxing District, Beijing, with a construction area of 503.92 square meters. The lease term is from March 1, 2025 to February 29, 2028, totaling three years. The monthly rental is approximately US$11.57 per square meter, and the monthly rent is approximately US$5,828.24. During the lease term, the rent discounts are as follows: From March 1, 2025 to May 31, 2025, the rent that Shuhai Beijing should pay during this period is approximately US$5,828.24. From March 1, 2026 to May 31, 2026, the rent that Shuhai Beijing should pay during this period is approximately US$11,656.49. From March 1, 2027 to May 31, 2027, the rent that Shuhai Beijng should pay during this period is approximately US$11,656.49.

On August 16 2024, Shuhai Jingwei (Shenzhen) Information Technology Co., Ltd. signed a leasing agreement with Shenzhen Xunmei Technology Co., LTD. The house is located in Unit 1102, 11th floor, Building 2, Xunmei Technology Plaza, No.8 Keyuan Road, Yuehai Street, Nanshan District, Shenzhen, with a construction area of 1013 square meters. The lease period is from August 16, 2024 to August 15, 2027, for a total of three years, with a rent-free period of 5 months. The total rent for the first and second years is RMB1,920,420.00 each year, equivalent to USD269,464.55. The total rent for the third year is RMB 1,108,789.00, equivalent to US $155,580.20, the house deposit is RMB202,600.00, equivalent to USD28,427.90.

On September 10, 2024, the Company signed a rent reduction agreement with the Company’s CEO, reducing the annual rent for the period from May 1, 2022, to April 30, 2025, to approximately US$7,026, The Company is required to pay the rent before April 30, 2025. On June 24, 2025, the Company paid all the outstanding rents up to April 30, 2025 to the CEO. On May 1, 2025, Xunrui entered a new one-year lease agreement for this office location with the Company’s CEO for an annual rent of approximately US$6,983, the Company is required to pay the rent before April 30, 2026. The rental expense for this office location was approximately US$6,983 and approximately US$39,657 (without rent reduction occurred on September 10, 2024), respectively, for the years ended June 30, 2025 and 2024.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read together with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in such forward-looking statements as a result of various factors, including those described under Item 3.D. “Risk Factors” and elsewhere in this annual report.

A. Operating Results

Overview and Recent Developments

Datasea Intelligent Technology Ltd. (“DIT,” the “Company,” “we,” “us” or “our”) is a British Virgin Islands business company. On April 15, 2026, we completed a redomiciliation merger pursuant to which Datasea Inc., our former Nevada parent company, merged with and into DIT, with DIT continuing as the surviving entity. Following the redomiciliation, DIT succeeded to the listed-company status and business operations of Datasea Inc. and became a foreign private issuer. The redomiciliation did not materially change our operating businesses, which continue to be conducted principally through our PRC operating entities, with Datasea Acoustics LLC supporting U.S. market development and related activities.

During FY 2026, our business was organized around two principal business platforms: Acoustic Intelligence and AI Multimodal Digitalization and AI-Agent Business. Our acoustic-intelligence business is built on our capabilities in the generation, transmission and control of sound waves and ultrasound, acoustic and vibroacoustic stimulation, physiological and related signal acquisition and processing, closed-loop feedback, sensor integration and intelligent-hardware engineering, together with AI-based analytics and algorithmic capabilities. We are focused on applying these capabilities to the productization and commercialization of acoustic healthcare, acoustic medical and other applications. Our AI Multimodal Digitalization and AI-Agent Business builds on our existing multimodal data-processing, digital-platform, model-access and business-system capabilities and is increasingly focused on AI execution agents that can be embedded into actual enterprise operating workflows, perform defined business tasks and provide continuing services, including content generation, marketing execution, customer interaction, data analysis, health-management support and store operations.

During FY 2026, we actively adjusted our business mix by reducing certain standardized AI multimodal, traffic-related and other lower-margin digital-service activities and reallocating a greater portion of our operating and R&D resources to acoustic-intelligence products, the NeuroVibe system and AI execution-agent services. As part of this adjustment, our acoustic business placed greater emphasis on productization, regulatory preparation and commercial deployment, while our AI Multimodal Digitalization and AI-Agent Business continued to develop from predominantly project-based and one-time delivery models toward platform-based, SaaS, continuing AI execution-agent and usage-based service models. Because these newer and higher-priority businesses remained at relatively early stages of commercialization during FY 2026, their revenue contribution was not sufficient to offset the decline in revenue from the standardized digital-service activities that we reduced. As a result, consolidated revenue declined year over year, while AI multimodal digitalization services remained the principal contributor to our revenue for FY 2026.

FY 2026 Operating and Financial Performance

During FY 2026, the Company actively adjusted its business mix by reducing certain standardized, lower-margin AI multimodal, traffic-related and other digital-service activities and reallocating a greater portion of its operating and R&D resources to customized digital solutions, acoustic-intelligence products, the NeuroVibe system and AI execution-agent services. As a result, revenue decreased to approximately $40.70 million from approximately $71.62 million in fiscal 2025, or approximately 43.17%, as the reduction in certain existing service activities was not yet offset by newer businesses that remained at relatively early stages of commercialization.

Despite the decline in revenue, cost of revenues decreased at a faster rate, resulting in gross profit increasing from approximately $2.44 million to approximately $4.16 million and gross margin improving from 3.41% to 10.21%. Total operating expenses decreased approximately 15.0%, while R&D expenses increased to approximately $2.57 million from approximately $0.91 million as the Company increased investment in acoustic intelligence, NeuroVibe, related biofeedback technologies and AI-agent development. As a result, operating loss narrowed by approximately 55.3% and net loss attributable to the Company narrowed by approximately 57.0%.

Net cash provided by operating activities was approximately $1.98 million in FY 2026, compared with net cash used in operating activities of approximately $2.37 million in fiscal 2025. Accounts receivable also decreased to approximately $0.95 million as of June 30, 2026 from approximately $1.37 million as of June 30, 2025. The factors affecting individual revenue, expense and working-capital categories are discussed in greater detail below under “Results of Operations” and “Liquidity and Capital Resources.”

These results should not be interpreted as indicating that the Company’s business transition has been completed or that the financial trends experienced during FY 2026 will necessarily continue. Revenue declined materially during FY 2026, the Company continued to have a working-capital deficit, and NeuroVibe, AI execution agents and other newer offerings remained at relatively early stages of commercialization.

FY 2026 Selected Financial and Operating Metrics

Selected Metric	FY 2026	Fiscal Year 2025	Year-over-Year Change
Revenue	$40.70 million	$71.62 million	(43.17)%
Gross profit	$4.16 million	$2.44 million	+70.09%
Gross margin	10.21%	3.41%	+6.80 percentage points
Total operating expenses	$6.46 million	$7.60 million	(15.0)%
Research and development expenses	$2.57 million	$0.91 million	+180.3%
Selling expenses	$1.22 million	$1.98 million	(38.5)%
General and administrative expenses	$2.68 million	$4.70 million	(43.1)%
Loss from operations	$(2.30) million	$(5.15) million	Loss narrowed by approximately 55.3%
Net loss attributable to the Company	$(2.19) million	$(5.09) million	Loss narrowed by approximately 57.0%
Net cash provided by (used in) operating activities	$1.98 million	$(2.37) million	Improved by approximately $4.35 million
Accounts receivable at year-end	$0.95 million	$1.37 million	Decreased by approximately 31.1%

Acoustic Intelligence Business Developments

During FY 2026, our commercialization efforts within acoustic intelligence were concentrated primarily on acoustic healthcare and acoustic medical applications.

Acoustic healthcare is one of the earlier areas in which our acoustic-intelligence technologies have achieved productization and commercialization. Relevant products and services include applications in air health, sleep health, foot health, head and personal care. During calendar year 2025, Shuhai Jingwei, one of our acoustic-intelligence operating entities, generated approximately US$1,861,952.77 of revenue, including approximately US$575,434.79 of product revenue and approximately US$1,285,090.10 of service revenue. Although this business remains relatively small compared with our consolidated revenue, management views this revenue as evidence that certain acoustic technologies have progressed beyond product development and validation into paid commercial applications.

Our acoustic medical business made significant progress during FY 2026 in product engineering and regulatory preparation, followed by initial commercial-order validation after the reporting period. NeuroVibe Biofeedback System is our first-generation acoustic-medical product developed around acoustic intelligence, non-invasive biofeedback and brain-computer-interaction technologies. It is a non-invasive biofeedback system integrating acoustic brain-computer-interface technologies with AI-assisted neurotechnology capabilities. Depending on the specific model and configuration, NeuroVibe may integrate physiological or EEG-related signal acquisition, acoustic or vibroacoustic stimulation, signal processing, AI-assisted analysis, feedback functions and personalized parameter adjustment.

During FY 2026, we completed the product development of NeuroVibe NV-02 and NV-03 and advanced the related regulatory pathway and filing preparations. Following the end of the reporting period, the relevant operating entity completed U.S. FDA establishment registration and device listing for the NeuroVibe NV-02 and NV-03 models. Based on the FDA registration information currently available to us, the listed devices are associated with product code HCC, are classified as Class II devices and fall under 21 CFR 882.5050, Biofeedback Device.

In China, two of our operating entities entered into pre-sale agreements following the end of the reporting period for an aggregate of 6,200 units of NeuroVibe NV-02 with a stated aggregate contract value of approximately US$3,539,709.28. We believe these agreements provide early customer-demand and commercial-order validation for NeuroVibe and move the product beyond product development and regulatory preparation toward delivery preparation and market-application development. However, the stated contract amounts do not constitute recognized or guaranteed revenue. The amount and timing of any revenue recognition will depend on actual manufacturing and delivery, customer acceptance, settlement, contractual performance and applicable accounting requirements.

In addition to acoustic healthcare and acoustic medical applications, we continued R&D, collaborative validation, pilot deployment and early-commercialization activities in industrial acoustics, agricultural acoustics and acoustic IoT. These businesses were not a principal source of consolidated revenue during FY 2026. Acoustic healthcare and acoustic medical applications currently remain our higher-priority near-term productization and commercialization areas.

AI Multimodal Digitalization and AI-Agent Developments

Our AI multimodal digitalization business remained the principal contributor to consolidated revenue during FY 2026. Historically, this business consisted primarily of multimodal digital services, new-media marketing solutions, enterprise digitalization, digital-rural solutions and related project-based services. During FY 2026, we continued to deliver such services while shifting the revenue mix away from lower-margin standardized activity and toward customized technology solutions and higher-value services.

At the same time, we further developed our existing multimodal platforms, model-access capabilities, data-processing capabilities and business-system functionality into AI execution agents. We position AI execution agents as an execution layer connecting artificial-intelligence capabilities with actual enterprise operating activities, extending AI beyond information processing, content generation and analysis into defined task execution and continuing operating services.

We currently focus on the development and commercialization of four principal AI execution-agent products: the Interactive Execution Agent, Voiceprint Execution Agent, Business Execution Agent and Marketing Execution Agent. These agents are designed respectively to support human-language voice and text interaction and task entry, customer identification and needs analysis, customer service and continuing operations, and customer acquisition and marketing execution. They may be deployed independently or combined, depending on customer workflows, into an AI Execution Agent Matrix. Through this architecture, we seek to connect customer acquisition, customer identification, consultation and conversion, membership operations, marketing execution, post-sale follow-up and repurchase into a continuing AI-enabled execution process.

During FY 2026, our first generation of business execution agents began to enter actual enterprise-use scenarios, including health and wellness retail, store-based operations and digital-marketing applications. Depending on the applicable authorization and use case, these agents may perform customer interaction, content generation, membership operations, marketing tasks, data analysis, follow-up outreach and other predefined operating actions. For us, this represents an important transition from AI agents as internal R&D and platform functionality toward commercially delivered services for enterprise customers.

In addition to the four AI execution agents and the AI Execution Agent Matrix, we have begun developing Tokens-based computing and AI service-call capabilities used in the operation of our AI agents. In our business, “Tokens” refers to service units or credits corresponding to large-language-model calls, AI computing-resource consumption and related digital-execution services. Tokens do not constitute cryptocurrency, virtual currency, digital assets or security tokens. Depending on the applicable contractual arrangement, customers may use service accounts and consume such credits based on actual model calls, content generation, marketing execution, data analysis, agent usage and other AI services, with charges and settlement based on actual consumption or agreed service terms.

From a commercial perspective, we are developing a combined service model consisting of software and AI execution-agent capabilities, Tokens-based computing and model access, and continuing execution services. We believe this structure is extending portions of our AI Multimodal Digitalization and AI-Agent Business from traditional project development and one-time delivery toward platform-based services, SaaS, continuing execution and usage-based service models.

Following fiscal year-end, certain of our operating entities entered into or continued to advance cooperation agreements and related pre-orders for Tokens-based computing and AI execution-agent services. The relevant services may include large-language-model calls, AI computing, content generation, intelligent advertising placement, marketing execution, data processing, data analytics, SaaS and related technical support. Under one executed arrangement, anticipated monthly service usage is approximately US$428,363.37 to approximately US$1,427,877.89. Based on certain executed or developing arrangements currently available to us, the potential monthly service-usage ranges stated in related pre-orders may, in the aggregate, reach up to approximately US$7,139,389.44.

These amounts represent estimated potential service-usage ranges stated in customer agreements or pre-orders only and do not constitute minimum purchase commitments, guaranteed revenue, recognized revenue or backlog. The amount of revenue ultimately generated from our AI-agent and Tokens-based computing services will depend on actual customer onboarding, service-call volumes, actual Tokens consumption, task execution, billing confirmation, customer acceptance and settlement.

Overall, our AI Multimodal Digitalization and AI-Agent Business is developing three interconnected levels of commercialization. The four AI execution agents provide the core product capabilities; the AI Execution Agent Matrix combines these capabilities into integrated enterprise and physical-store operating solutions; and Tokens-based and usage-based services provide the model-access, computing-resource and commercial-billing infrastructure required for continuing agent operation. Our ability to convert these models into recurring and scalable revenue will depend on customer adoption, usage frequency, service-delivery efficiency, model and cloud-computing costs and customer retention.

The following table sets forth our financial results for the years ended June 30, 2026, 2025 and 2024, respectively:

	YEARS ENDED JUNE 30,
	2026	2025	2024

Revenues	$40,698,799	$71,616,820	$23,975,867
Cost of revenues	36,541,993	69,172,872	23,501,762

Gross profit	4,156,806	2,443,948	474,105

Operating expenses
Selling	1,218,006	1,980,224	3,279,627
General and administrative	2,676,885	4,703,443	8,960,523
Research and development	2,565,116	914,996	359,342

Total operating expenses	6,460,007	7,598,663	12,599,492

Loss from operations	(2,303,201)	(5,154,715)	(12,125,387)

Non-operating income
Other income, net	116,060	70,169	(97,893)
Interest income	199	5,016	1,975

Total non-operating income	116,259	75,185	(95,918)

Loss before income tax	(2,186,942)	(5,079,530)	(12,221,305)

Income tax	-	6,596	-

Loss before noncontrolling interest from continuing operations	(2,186,942)	(5,086,126)	(12,221,305)
Income before noncontrolling interest from discontinued operations	-	-	833,546

Less: loss attributable to noncontrolling interest from continuing operations	(502)	(432)	(10,695)
Less: loss attributable to noncontrolling interest from discontinued operations	-	-	-

Net loss to the Company from continuing operations	(2,186,440)	(5,085,694)	(12,210,610)
Net loss to the Company from discontinued operations	-	-	833,546

Net loss to the Company	$(2,186,440)	$(5,085,694)	$(11,377,064)

FY 2026 Operating Performance

For the fiscal year ended June 30, 2026, revenue was $40,698,799, compared with $71,616,820 for the fiscal year ended June 30, 2025, a decrease of $30,918,021, or 43.17%. Gross profit was $4,156,806 for FY 2026 compared with $2,443,948 for fiscal 2025, an increase of $1,712,858, or 70.09%. Gross margin increased to 10.21% from 3.41%. Net loss attributable to the Company decreased to $2,186,440 for FY 2026 from $5,085,694 for fiscal 2025.

Management believes the decline in revenue and improvement in gross margin should be considered together. During the period, we reduced exposure to standardized, lower-margin AI multimodal traffic and related services and increased the relative contribution of customized digital solutions, acoustic products and other technology-driven offerings. As a result, revenue declined while gross profit increased.

	2026	% of Revenues	2025	% of Revenues
Revenues	$40,698,799		$71,616,820
Cost of revenues	36,541,993	89.8%	69,172,872	96.6%
Gross profit	4,156,806	10.2%	2,443,948	3.4%
Selling expenses	1,218,006	3.0%	1,980,224	2.8%
Research and development	2,565,116	6.3%	914,996	1.3%
General and administrative expenses	2,676,885	6.6%	4,703,443	6.6%
Total operating expenses	6,460,007	15.9%	7,598,663	10.6%
Loss from operations	2,303,201	5.7%	5,154,715	7.2%
Non-operating income(expenses), net	116,259	0.3%	75,185	0.1%
Loss before income taxes	2,186,942	5.4%	5,079,530	7.1%
Income tax expense	-	-%	6,596	0.01%
Loss before noncontrolling interest	2,186,942	5.4%	5,086,126	7.1%
Less: loss attributable to noncontrolling interest	502	0.001%	432	0.001%
Net loss to the Company	2,186,440	5.4%	5,085,694	7.1%

Revenue

Revenue was approximately $40.70 million for FY 2026, compared with approximately $71.62 million for fiscal 2025, representing a decrease of approximately $30.92 million, or 43.17%. The decrease was primarily attributable to our deliberate reduction of lower-margin AI multimodal traffic and related standardized services as we continued to adjust our business mix. AI multimodal digitalization remained the principal contributor to consolidated revenue during FY 2026; however, we placed greater emphasis on customized, solution-oriented and technology-driven services rather than standardized, lower-margin activities that depend primarily on volume expansion.

Based on our current business classification, approximately $39.96 million of FY 2026 revenue was attributable to our AI multimodal digitalization business, approximately $0.63 million was attributable to our acoustic-intelligence business, and a small amount was generated from other businesses. For fiscal 2025, approximately $70.68 million of revenue was attributable to AI multimodal digitalization, approximately $0.58 million was attributable to acoustic intelligence, with the remainder principally consisting of software sales and other revenue. These business classifications are based primarily on the nature of the relevant contracts, the principal deliverables and the applicable accounting classification. Accordingly, certain technology solutions that incorporate acoustic technologies, platform capabilities or customized services may, depending on their principal performance obligations and delivery content, be classified within AI multimodal digitalization or other technology services rather than entirely within acoustic-intelligence product revenue.

The year-over-year decline was concentrated primarily in our traffic-related and other standardized AI multimodal communication services. Revenue from these activities decreased from approximately $69.44 million in fiscal 2025 to approximately $36.27 million in FY 2026, a decrease of approximately $33.16 million. The decrease primarily reflected the Company’s decision to reduce its exposure to certain lower-margin service activities, including by not renewing or downsizing selected customer contracts. Changes in pricing were not a material factor in the year-over-year decline.

From a business-development perspective, acoustic-intelligence revenue represented a relatively small portion of consolidated revenue during FY 2026, but the acoustic business has begun to demonstrate multiple forms of commercialization, including product sales, technical services and commercial-order validation.

During FY 2026, recognized revenue from our acoustic business was derived primarily from air-health, sleep-health and other acoustic-healthcare product sales and related services, while NeuroVibe remained principally in the stages of product finalization, regulatory advancement, commercial-order validation and delivery preparation. As of the date of this annual report, we had entered into China-market pre-sale agreements for an aggregate of 6,200 units of NeuroVibe, with a stated aggregate contract value of approximately US$3,539,709.28. Such contract amounts do not constitute recognized revenue unless and until the applicable revenue-recognition criteria are satisfied, including, as applicable, product manufacturing and delivery, customer acceptance and other contractual requirements. Accordingly, the financial contribution of our acoustic business in FY 2026 primarily reflected acoustic-healthcare products that had reached an earlier stage of commercialization and did not yet fully reflect potential future revenue from NeuroVibe and other newer acoustic products.

Cost of Revenues and Gross Profit

Cost of revenues was approximately $36.54 million for FY 2026, compared with approximately $69.17 million for fiscal 2025, representing a decrease of approximately $32.63 million, or 47.2%, which exceeded the 43.17% decline in revenue during the same period. Cost of revenues principally consisted of AI multimodal digital-platform costs, cloud-platform and service-delivery costs, and costs associated with acoustic products and related businesses. The decrease was primarily attributable to the lower scale of our AI multimodal digitalization business and our deliberate reduction of standardized, lower-margin activities.

For the FY 2026, the costs were as follows: $35.98 million for 5G AI multimodal digital, $471,859 for the acoustic intelligence business, $86,975 for the China Unicorn Project, and the cost of other was $1,756. For the FY 2025 the costs were as follows: $68.82 million for 5G AI multimodal digital, $316,415 for software sales, and $41,007 for the acoustic intelligence business.

Gross profit increased to approximately $4.16 million in FY 2026 from approximately $2.44 million in fiscal 2025, representing an increase of approximately $1.71 million, or 70.09%. Gross margin increased from 3.41% to 10.21%, an improvement of approximately 6.8%. The improvement in gross margin was primarily driven by the rapid growth of high-margin customized solution projects. Despite the decline in consolidated revenue, both gross profit and gross margin improved materially, principally because cost of revenues declined at a faster rate than revenue and because our business mix increasingly shifted toward customized solutions, technology-driven services and higher-value offerings.

Management believes the improvement in gross profit and gross margin represents an important initial operating result of our FY 2026 business-mix adjustment. During the period, we reduced certain standardized AI multimodal activities that generated significant revenue volume but relatively limited gross-profit contribution and redirected resources toward customized digital solutions, acoustic-intelligence products, AI execution agents and other technology-driven offerings. Although acoustic intelligence and AI execution-agent businesses remain at an early stage in terms of their contribution to consolidated revenue, the improvement in our overall gross-profit profile indicates progress in the quality and composition of our revenue base.

Selling Expenses

Selling expenses were $1,218,006 for FY 2026, compared with $1,980,224 for fiscal 2025, representing a decrease of $762,218, or approximately 38.5%. The decrease was mainly due to the decrease of advertising and marketing expenses by $1,318,759, and decreased payroll expense and benefits by $19,571, which was partly offset by increased service fee by $36,951, increased rent expense by $30,941, and increased consulting fee by $516,500.

While overall selling expenses decreased, we placed greater emphasis on allocating sales and marketing resources toward acoustic-intelligence products, customized solutions and other priority commercialization initiatives, while reducing promotional spending on certain lower-margin, scale-oriented businesses. Management expects future sales and marketing expenditures to be more closely aligned with product-commercialization progress, key-customer development and channel expansion.

Research and Development Expenses

Research and development expenses were $2,565,116 for FY 2026, compared with $914,996 for fiscal 2025, representing an increase of $1,650,120, or approximately 180.3%.

The increase in R&D expenses primarily reflected our increased investment in core technologies and product development. In acoustic intelligence, our R&D activities focused on NeuroVibe, biofeedback and brain-computer-interface-related technologies, acoustic and vibroacoustic stimulation, physiological and EEG-related signal acquisition and processing, signal analysis, closed-loop feedback, sensor and hardware-software integration, and product engineering. In AI, our R&D activities focused on AI multimodal technologies, natural-language and voice interaction, model access and orchestration, AI execution agents, agent coordination, automated task execution, data feedback and related software platforms. Related activities also included software development, system integration, engineering validation, prototype and product testing, and technical preparation for commercialization.

R&D expenses increased substantially despite a year-over-year decline in total operating expenses. Management believes this reflects a reallocation of resources away from certain selling, administrative and general operating costs and toward core technologies, product development and engineering capabilities. We intend to continue aligning R&D investment with identifiable technology, product-engineering and commercialization milestones in order to improve the efficiency with which R&D results are converted into products and services.

In addition to the internal R&D expenditures recognized as expenses during the period, we also acquired certain patents, software copyrights and other technology-related intangible assets during FY 2026 to complement our existing technology base and support product development. Certain software-copyright acquisitions from Zhixin Liu and Fu Liu constituted related-party transactions, as described in Item 7.B and the notes to our consolidated financial statements. The consideration for these related-party acquisitions was determined based on the applicable transaction terms and pricing methodology approved in connection with the respective transactions, as further described in Item 7.B and the notes to our consolidated financial statements.

The acquired intangible assets are amortized, where applicable, and evaluated for impairment in accordance with the Company’s accounting policies. The recoverability of these assets depends in part on the future commercialization and financial performance of the products and services incorporating or supported by the relevant technologies. If such products or services fail to generate expected revenue or cash flows, commercialization is delayed, the underlying technologies become obsolete, or other adverse market or business developments occur, the Company may be required to recognize an impairment charge.

General and Administrative Expenses

General and administrative expenses decreased to $2,676,885 for FY 2026 from $4,703,443 for fiscal 2025, a decrease of $2,026,558, or approximately 43.1%. The decrease was mainly due to decreased professional fee by $1,291,241, decreased registration fee by $315,880, decreased amortization expense of intangible assets by $284,033, decreased rent expense by $44,647 and other G&A expense by $90,757.

The decline in general and administrative expenses was one of the principal factors contributing to the reduction in total operating expenses during FY 2026 and was consistent with our overall efforts to optimize general operating and administrative costs. At the same time that general and administrative expenses and selling expenses declined, R&D expenses increased significantly, reflecting a reallocation of operating resources toward core technologies, product development and engineering capabilities while maintaining greater discipline over overall operating expenses.

Non-Operating Income (Expenses), net

Non-operating income was $116,259 for the FY 2026, consisting mainly of interest income of $199 and other income of $116,060 which mainly consist of $71,395 government reward for incentives for enterprise cultivation. Non-operating income were $75,185 for the FY 2025, consisting mainly of interest income of $5,016 and other income of $70,169.

Net Loss

We generated net loss of $2,186,440 and $5,085,694 for the FY 2026 and 2025, respectively, a $2,899,254 or 57.01% decrease by comparing with the same period of 2025. The decrease in net loss was mainly due to increase in gross profit and decrease in operating expenses as explained above.

Management believes that the narrowing of net loss in FY 2026 primarily reflected the combined effects of improved gross-profit performance and a more efficient operating-expense structure. Notably, net loss decreased materially despite the significant increase in R&D investment, reflecting initial progress in our business-mix adjustment and operating efficiency.

Results of Operations

Comparison of the years ended June 30, 2025, and 2024

The following table sets forth the results of our operations for the years ended June 30, 2025, and 2024, respectively, indicated as a percentage of net sales. Certain columns may not add up due to rounding.

	2025	% of Revenues	2024	% of Revenues
Revenues	$71,616,820		$23,975,867
Cost of revenues	69,172,872	96.6%	23,501,762	98.0%
Gross profit	2,443,948	3.4%	474,105	2.0%
Selling expenses	1,980,224	2.8%	3,279,627	13.7%
Research and development	914,996	1.3%	359,342	1.5%
General and administrative expenses	4,703,443	6.6%	8,960,523	37.4%
Total operating expenses	7,598,663	10.6%	12,599,492	52.6%
Loss from operations	(5,154,715)	(7.2)%	(12,125,387)	(50.6)%
Non-operating income (expenses), net	75,185	0.1%	(95,918)	(0.4)%
Loss before income taxes	(5,079,530)	(7.1)%	(12,221,305)	(51.0)%
Income tax expense	6,596	0.01%	-	%
Loss before noncontrolling interest from continuing operation	(5,086,126)	(7.1)%	(12,221,305)	(51.0)%
Income before noncontrolling interest from discontinued operation	-	-%	833,546	3.5%
Less: loss attributable to noncontrolling interest from continuing operation	(432)	(0.001)%	(10,695)	(0.04)%
Net loss to the Company from continuing operation	(5,085,694)	(7.1)%	(12,210,610)	(50.9)%
Net income (loss) to the Company from discontinued operation	-	-%	833,546	3.5%
Net loss to the Company	$(5,085,694)	(7.1)%	(11,377,064)	(47.5)%

Revenues

We had revenues of $71,616,820 and $23,975,867 for the years ended June 30, 2025, and 2024, respectively, which shows a $47,640,953 or 198.7% increase as compared with the same period of 2024. The increase in revenues was mainly due to the rapid increase of 5G AI multimodal digital business in China. For the year ended June 30, 2025, revenues mainly consisted of service fees from our 5G AI Multimodal digital. The Company’s 5G AI multimodal digital business is an industry leader, and the continued expansion of the Company’s customer base supports the continued significant improvement of the business.

From July 1, 2024 to June 30, 2025, the Company generated revenue of $71,616,820, including $70,682,408 from the 5G AI multimodal digital business, $584,788 from acoustic intelligence business, $325,908 from software sales and $23,716 from others. From July 1, 2023 to June 30, 2024, the Company generated revenue of $23,975,867, including $23,971,879 from the 5G AI multimodal digital business, $3,988 from Acoustic Intelligence Business.

This is inseparable from the Company’s research and development support and personnel support over the years, the Company’s upstream and downstream chain maintenance and experience accumulation and precipitation eventually formed a huge loyal customer base, but also closely related to the thriving vitality of the 5G market.

Through its own sales team, the Company vigorously promotes and publicizes its research and development results and technology display in 5G sales, actively participates in important seminars and business fairs around the country and deeply explores the target customers related to 5G news. Through painstaking efforts and keen business acumen, we have actually obtained a stable customer flow.

The Company’s top five customers for 5G AI multimodal digital business at this stage are Qingdao Ruizhi Yixing Information Technology Co., LTD., Shanghai Shixun Network Technology Co., LTD., Wuhan Xiaoming Technology Co., LTD., Xinyi Xinfanfa Information Technology Co., LTD., Nanjing Linghui Information Engineering Co., LTD. Through close business cooperation, the above customers have become stable and loyal partners of the Company and will work together in the future.

Since Q4 2023, the 5G Multimodal Communication business has demonstrated explosive growth, with Q2 2024 sales achieving a substantial improvement compared to the same period last year.

Cost of Revenues

For the year ended June 30, 2025, we recorded a cost of revenues of $69,172,872, compared to $23,501,762 for the same period in 2024, reflecting an increase of $45,671,110 or 194.3%. The cost of revenues for the year ended June 30, 2025, was primarily driven by 5G AI multimodal digital platform fees and cloud platform construction costs paid to suppliers. The increase in the cost of revenues was mainly due to the higher revenue generated from the 5G AI multimodal digital segment.

For the year ended June 30, 2025, the costs were as follows: $68.82 million for 5G AI multimodal digital, $316,415 for software sales, and $41,007 for the acoustic intelligence business. For the year ended June 30, 2024, the cost of 5G AI multimodal digital was $23.40 million, the cost of other services was $68,391, the cost of smart city was $30,928 and the cost of Acoustic Intelligence business was $2,345.

Gross Profit

Gross profit for the year ended June 30, 2025, was $2,443,948 compared to $474,105 for the year ended June 30, 2024, representing an increase of $1,969,843. This increase in gross profit was primarily driven by higher sales during the year ended June 30, 2025.

Gross margin was 3.4% for the year ended June 30, 2025, compared to 2.0% for the same period in 2024. The improvement in gross margin was primarily driven by the rapid growth of high-margin customized solution projects, along with the Company’s significant increase in market share and operating income.

Selling, General and Administrative, and Research and Development Expenses

Selling expenses for the year ended June 30, 2025 were $1,980,224, compared to $3,279,627 for the same period in 2024, reflecting a decrease of $1,299,403, or 39.6%. The decrease was mainly due to the decrease of advertising and marketing expenses by $1,431,505, which was partly offset by increased service fee by $37,037, increased payroll expense by $7,148, increased rent expense and property management fee by $43,255 and increased other selling expenses by $36,620.

We incurred R&D expenses of $914,996 and $359,342 during the years ended June 30, 2025 and 2024, respectively, representing an increase of $555,654 or 154.6% as compared to the same period of 2024.

Market Promotion Team

The Company has collaborated with three influential Chinese market promotion enterprises, which leverage extensive market resources to recommend new clients for the Company and facilitate the signing of contracts with these new clients.

General and administration expenses decreased $4,257,080, or 47.5% from $8,960,523 during the year ended June 30, 2024, to $4,703,443 during the year ended June 30, 2025. The decrease was mainly due to decreased stock compensation expense by $5,050,544, decreased payroll expense by $203,752, decreased rent expense and property management fee by 121,817, decreased auto expense by $17,156, which was partly offset by increased professional service fee by $820,159, and increased trademark registration fee by $316,229.

We are treating human capital as a key indicator to drive business growth and technical innovation, also pursuing better integrated channels with related industries.

Non-Operating Income (Expenses), net

Non-operating income was $75,185 for the year ended June 30, 2025, consisting mainly of interest income of $5,016 and other income of $70,169. Non-operating expenses were $95,918 for the year ended June 30, 2024, consisting mainly of interest income of $1,975 and other expenses of $97,893.

Net (Income) Loss from Discontinued Operation

We generated net income from discontinued operation of $833,546 (which was the gain on disposal of Zhangxun) for the year ended June 30, 2024.

Net Loss from continuing operation

We generated net loss from continuing operation of $5,085,694 and $12,210,610 for the years ended June 30, 2025, and 2024, respectively, a $7,124,916 or 58.4% decrease by comparing with the same period of 2024. The decrease in net loss was mainly due to increase in gross profit and decrease of operating expenses as explained above.

Accounts Receivable and Selected Balance-Sheet Developments

As of June 30, 2026, accounts receivable was $946,891, compared with $1,374,180 as of June 30, 2025, representing a decrease of $427,289, or approximately 31.1%. Management believes the decrease primarily reflected the combined effect of lower overall revenue and collections during the period. As our business expands further into product sales, enterprise solutions, pre-sale arrangements and usage-based services, we intend to continue strengthening customer credit assessment, contract-performance management and accounts-receivable collection.

As of June 30, 2026, intangible assets were approximately $11.25 million, compared with approximately $3.50 million as of June 30, 2025. The increase primarily reflected our acquisition during the period of patents, software copyrights and other technology-related intangible assets. These assets are intended to supplement our technology platforms and product capabilities in areas including acoustic intelligence, NeuroVibe, AI multimodal technologies and AI execution agents.

The increase in intangible assets reflects our greater investment in core technologies and intellectual property, while also increasing the significance of judgments relating to useful lives, amortization methods and impairment assessments in our future financial reporting. For additional information regarding the related accounting judgments and estimates, see Item 5.E and the notes to our consolidated financial statements included elsewhere in this annual report.

As of June 30, 2026, our outstanding bank borrowings increased compared with the prior year, primarily reflecting our use of bank credit facilities and other financing sources to support working capital, technology investment and ongoing operating activities. Such financing increased our available sources of short-term capital, but also increased our interest expense and debt-service obligations. Our future ability to obtain bank financing or capital-market financing, and the terms of any such financing, will depend on factors including our operating performance, financial condition, lender policies and prevailing capital-market conditions.

B. Liquidity and Capital Resources

Going Concern

Our consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and settlement of liabilities in the ordinary course of business. We incurred a net loss of approximately $2.19 million for FY 2026, compared with approximately $5.09 million for fiscal 2025. Net cash provided by operating activities was approximately $1.98 million in FY 2026, compared with net cash used in operating activities of approximately $2.37 million in fiscal 2025.

As of June 30, 2026, we had an accumulated deficit of approximately $46.71 million, cash and restricted cash of $607,922, current assets of approximately $3.27 million and a working-capital deficit of approximately $4.20 million. Although our net loss decreased materially and operating cash flow turned positive during FY 2026, our relatively low cash balance, accumulated deficit and working-capital deficit continue to create material liquidity uncertainty. These conditions raise substantial doubt about our ability to continue as a going concern unless we are able to generate sufficient cash from operations and obtain additional sources of liquidity as needed.

Management has evaluated our liquidity requirements for at least twelve months following the issuance date of our consolidated financial statements. Our liquidity plan during this period focuses principally on improving cash collections from customer contracts, controlling discretionary selling and administrative expenditures, maintaining and renewing existing bank credit facilities and obtaining replacement or additional credit where available, and accessing additional equity, debt or related-party financing if internally generated cash flows and available bank financing are insufficient to meet our operating and capital requirements.

During FY 2026, our operating entities established or maintained credit arrangements with several PRC commercial banks and obtained additional bank financing to support working capital and ongoing operations. Bank financing remains an important source of our short-term liquidity. Certain of these facilities depend on personal guarantees provided by our controlling shareholders, and our ability to renew or replace such facilities may therefore depend, in part, on the continued availability of those guarantees. Additional information regarding the outstanding balances, maturity profile, facility types, guarantees and other material terms of our bank facilities is provided below under “Bank Facilities and Borrowings.”

Operating cash flow became positive during FY 2026, which improved our cash position relative to the prior fiscal year; however, positive operating cash flow in FY 2026 does not eliminate the liquidity risks arising from our working-capital deficit, debt-service requirements and relatively low cash balance. Our ability to meet our obligations over the next twelve months will depend on customer collections, future operating cash flows, the renewal or replacement of bank facilities, the continued availability of required guarantees, and our ability to obtain additional financing when necessary.

Although management intends to pursue the measures described above, there can be no assurance that these measures will be implemented successfully or that sufficient additional financing will be available when needed or on terms acceptable to us. Any equity financing may dilute the interests of existing shareholders, while additional debt financing may increase interest expense, debt-service obligations and other financing restrictions.

Liquidity Position

As of June 30, 2026, we had current assets of approximately $3.27 million and a working-capital deficit of approximately $4.20 million, resulting in a current ratio of approximately 0.44:1. As of June 30, 2025, we had current assets of approximately $2.92 million and a working-capital deficit of approximately $0.70 million, resulting in a current ratio of approximately 0.81:1.

The increase in our working-capital deficit primarily reflected increases in short-term bank borrowings and other current liabilities during FY 2026. As of June 30, 2026, outstanding bank borrowings were approximately $5.58 million. Certain of these borrowings are supported by personal guarantees provided by Ms. Zhixin Liu and Mr. Fu Liu. Because bank financing represents an important source of our short-term liquidity, our ability to renew or replace these facilities, including the continued availability of required guarantees, represents a material factor affecting our liquidity. For additional information regarding our outstanding bank facilities, maturities, guarantees and other material terms, see “Bank Facilities and Borrowings” below.

Historically, we have financed our operations through a combination of cash generated from operations, equity financing, support from principal shareholders and related parties, and bank borrowings. As our business model increasingly evolves toward technology-driven products, AI execution agents, continuing services and usage-based offerings, management intends to place greater emphasis on improving cash conversion from customer contracts, increasing recurring or continuing service revenue, and, where practicable, aligning significant capital investments with identifiable product-development, regulatory, customer or commercialization milestones.

We will continue to monitor our cash balance, working-capital position, accounts-receivable collections, debt maturities and anticipated capital requirements and will adjust the pace of operating and capital expenditures based on business-development progress.

The following table presents a summary of our cash flows for the years ended June 30, 2026, 2025 and 2024:

Cash Flows

	FY 2026	Fiscal 2025	Fiscal 2024
Net cash provided by (used in) operating activities	$1,976,158	$(2,374,680)	$(6,398,883)
Net cash used in investing activities	$(4,928,957)	$(4,085,197)	$(167,957)
Net cash provided by financing activities	$3,042,898	$6,945,370	$6,839,577

Operating Activities

Net cash provided by operating activities was approximately $1.98 million for FY 2026, compared with net cash used in operating activities of approximately $2.37 million for fiscal 2025, representing an improvement of approximately $4.35 million.

Net cash provided by operating activities was $1,976,158 during the year ended June 30, 2026, compared to net cash used in operating activities of $2,374,680 during the year ended June 30, 2025, a decrease in cash outflow of $4,350,838.

The decrease in cash outflow was mainly due to (1) decreased cash outflow on accounts receivable by $1,142,482, (2) decreased cash outflow on inventory by $217,527, (3) decreased cash outflow on accounts payable by $371,471, (4) increased cash inflow on contract liability by $350,460, (5) decreased cash outflow on accrued expense and other payables by $352,994, (6) decreased cash outflow on value-added tax prepayment by $104,785, and (5) decreased net loss with non-cash adjustment by $3.7 million, which was partly offset by (1) decreased cash inflow on prepaid expenses and other current assets by $1.8 million, and 2) increased cash outflow on payment for operating lease liabilities by $35,207.

The improvement in operating cash flow primarily reflected the reduction in net loss and improved operating results after adjustment for non-cash items, together with favorable changes in accounts receivable, inventories and certain other working-capital items. These improvements were partially offset by cash outflows relating to prepaid expenses and other current assets and certain other operating liabilities.

The shift from negative to positive operating cash flow represented an important improvement in our liquidity during FY 2026 and indicates that the effects of our business-mix adjustment, improved gross-profit profile and expense management began to be reflected in cash generation. Positive operating cash flow, however, does not eliminate our working-capital deficit or our continuing funding requirements for technology, product development and commercialization, and we therefore expect to continue actively managing liquidity and maintaining additional sources of capital.

Net cash used in operating activities was $2,374,680 during the year ended June 30, 2025, compared to net cash used in operating activities of $6,398,883 during the year ended June 30, 2024, a decrease in cash outflow of $4,024,203.

The decrease in cash outflow was mainly due to (1) decreased cash outflow on prepaid expenses and other current assets by $1.69 million, (2) increased payment received from customers for contract liability by $573,635, and (3) decreased net loss by $6.30 million, with non-cash adjustments to net loss including gain on disposal of subsidiary by $833,546, depreciation and amortization by $644,784, loan forgiveness by shareholder by $105,356, and decreased stock compensation expense by $4,856,484, despite we had increased cash outflow on accounts payable by $1.25 million.

Investing Activities

Net cash used in investing activities was approximately $4.93 million for FY 2026, compared with approximately $4.09 million for fiscal 2025.

Investing cash outflows in FY 2026 principally included approximately $4.93 million used to acquire patents, software copyrights and other technology-related intangible assets, together with a limited amount of capital expenditures. The acquired technology assets principally relate to acoustic intelligence, NeuroVibe, biofeedback and brain-computer-interface-related technologies, as well as AI multimodal and AI-agent technologies.

These acquisitions were intended to supplement our internal R&D capabilities, expand our existing technology platform, shorten certain product-development and engineering cycles and strengthen our control over core technologies and intellectual property. These investments also increase the significance of future amortization and impairment assessments relating to intangible assets.

We expect to continue allocating investment resources among internal R&D, product engineering, acquisition of technology assets and necessary capital expenditures based on product-development and commercialization requirements.

Net cash used in investing activities totaled $4.09 million for the year ended June 30, 2025, which consisted of cash paid for the acquisition of office furniture and equipment of $8,129 and cash paid for acquisition of intangible assets by $4.08 million. Net cash used in investing activities totaled $167,957 for the year ended June 30, 2024, which consisted of cash paid for the acquisition of office furniture and equipment of $6,868, cash paid for acquisition of intangible assets by $161,054, and cash loss due to disposal of subsidiary of $35.

Financing Activities

Net cash provided by financing activities was approximately $3.04 million for FY 2026, compared with approximately $6.95 million for fiscal 2025.

Net cash provided by financing activities was $3,042,898 during the year ended June 30, 2026, which was from net proceeds from related parties of $44,333, and proceeds from loans of $5,997,130, which was partly offset by repayment of loan payables of $2,998,565. Net cash provided by financing activities was $6,945,370 during the year ended June 30, 2025, which was net proceeds from sale of our common stock through an equity financing of $5,939,133, and proceeds from loan payables of $2,374,350, which was partly offset by repayment of loan payables of $1,164,895, and repayment to related parties of $203,218.

Financing cash flows during FY 2026 were principally attributable to bank and other borrowings and funds provided by related parties, partially offset by repayments of borrowings and other financing cash outflows. Financing cash flows during fiscal 2025 principally included proceeds from issuances of common shares and borrowings.

As we continue to commercialize our acoustic-intelligence products, NeuroVibe, AI execution agents and other new businesses, external financing may continue to be an important source of capital to support working capital, technology investment and business expansion. We intend to evaluate bank financing, support from shareholders or related parties, and capital-market financing based on our actual funding requirements, cost of capital, potential shareholder dilution, debt burden and market conditions.

Net cash provided by financing activities was $6,945,370 during the year ended June 30, 2025, which was net proceeds from sale of our common stock through an equity financing of $5,939,133, and proceeds from loan payables of $2,374,350, which was partly offset by repayment of loan payables of $1,164,895, and repayment to related parties of $203,218. Net cash provided by financing activities was $6,839,577 during the year ended June 30, 2024, which was the net proceeds from due to related parties of $360,804 and net proceeds from sale of our common stock through an equity financing of $8,061,286, which was partly offset by repayment of loan payables of $1,582,513.

Bank Facilities and Borrowings

During FY 2026, our operating entities maintained or entered into credit and borrowing arrangements with several PRC commercial banks, including Bank of China, Bank of Beijing, China Construction Bank, Bank of Communications and Industrial and Commercial Bank of China. Certain facilities or borrowings were personally guaranteed by Ms. Zhixin Liu or Mr. Fu Liu.

Certain borrowings outstanding at the beginning of FY 2026 matured or were repaid during the period, while we also obtained a number of new bank credit facilities and borrowings to support working capital, ongoing operations and business development. Our outstanding bank borrowings as of June 30, 2026 increased compared with the prior year.

Our principal bank credit and borrowing arrangements included the following:

Borrower	Bank / Facility	Principal Amount	Key Terms / Status
Shuhai Beijing	Bank of Beijing	Approximately US$428,363.37	Originally entered June 6, 2025; maturity extended to June 5, 2027; 2.70% fixed annual interest rate.
Shuhai Beijing	China Construction Bank	Approximately US$713,938.94	Entered September 23, 2025; 36-month credit line; 2.55% preferential annual interest rate; joint borrower by Zhixin Liu.
Guozhong Times	Bank of China	Approximately US$285,575.58	Entered September 30, 2025; 12-month term; 2.35% annual interest rate; guaranteed by Zhixin Liu and Fu Liu.
Shuhai Beijing	Bank of Communications, Beijing Free Trade Zone Branch	Approximately US$713,938.94	Entered October 10, 2025; 12-month credit line; 2.65% fixed annual interest rate; joint borrower by Fu Liu.
Shuhai Beijing	Bank of China	Approximately US$571,151.16	Entered January 22, 2026; 12-month credit line; 2.30% preferential annual interest rate; guaranteed by Fu Liu.
Shuhai Beijing	Industrial and Commercial Bank of China	Approximately US$428,363.37	Entered February 28, 2026; 12-month term; 2.35% fixed annual interest rate.
Shuhai Beijing	Bank of Beijing	Approximately US$999,514.52	Entered March 26, 2026; 12-month credit line; 2.70% fixed annual interest rate; guaranteed by Zhixin Liu.
Guozhong Times	Bank of Beijing	Approximately US$428,363.37	Entered May 6, 2026; 12-month term; 2.8% annual interest rate.
Shuhai Beijing	Bank of China	Approximately US$571,151.16	Entered May 22, 2026; 12-month credit line; 2.25% preferential annual interest rate; guaranteed by Fu Liu.
Shuhai Beijing	Bank of China	Approximately US$285,575.58	Entered February 6, 2026; 12-month credit line; 2.30% preferential annual interest rate; guaranteed by Fu Liu.

Management believes that maintaining credit relationships with multiple banks provides greater diversity in our sources of funding and a degree of support for working-capital requirements. However, available credit facilities do not guarantee continued availability or renewal of funding. Our future access to bank financing will depend on our financial condition, lender credit policies, guarantee arrangements and other applicable conditions.

Our access to bank financing depends substantially on personal guarantees provided by Ms. Zhixin Liu and Mr. Fu Liu. If such guarantees were no longer available, or if the guarantors’ financial condition were to deteriorate in a manner that adversely affects lenders’ willingness to rely on such guarantees, we may experience difficulties in renewing or obtaining bank facilities, reductions in available credit, increased financing costs, or a need to seek alternative sources of financing, any of which could adversely affect our liquidity.

Capital Requirements and Principal Uses of Funds

Our principal funding requirements include working capital, acoustic- and AI-related R&D, product engineering, acquisition and maintenance of technology and intellectual-property assets, product manufacturing and inventory, production readiness and regulatory compliance for NeuroVibe and other products, quality-system development, customer acquisition and channel expansion, and the continuing compliance and professional-service costs associated with being a public company.

The amount and timing of these funding requirements will depend on the pace of commercialization, customer orders and collections, supplier payment terms, R&D and engineering progress, regulatory requirements and market-development activities.

For acoustic-healthcare products, working-capital requirements are principally associated with manufacturing, raw materials and inventory preparation, channel payment terms and customer deliveries.

For NeuroVibe, funding requirements may include product engineering, manufacturing preparation, quality-system development, product testing, labeling and documentation, supply-chain preparation, regulatory compliance and market-channel development.

For AI execution agents and usage-based services, funding requirements are expected to consist primarily of model-access and cloud-computing costs, software engineering and platform development, system stability, customer implementation, business-system integration and continuing service delivery.

We intend to manage these expenditures in stages based on business maturity and commercialization progress and, where practicable, align significant technology, product and market investments with identifiable product-development, customer-order, commercial-delivery or regulatory milestones in order to improve capital efficiency.

Restrictions on Intra-Group Cash Transfers

As a British Virgin Islands holding company, our ability to use cash generated by our PRC operating entities is subject to applicable PRC laws and regulations relating to foreign exchange, dividend distributions, taxation, statutory reserves and cross-border transfers of funds.

Payments of dividends, service fees or other amounts from our PRC operating entities to offshore entities may be subject to applicable tax, foreign-exchange registration, bank-review and other regulatory requirements. Such requirements may affect the timing and availability of cash transfers within our group and the ability of the offshore holding company to access and use cash generated in China.

For additional information regarding intra-group cash transfers, PRC foreign-exchange regulation and restrictions on dividend distributions, see “Item 3.D. Risk Factors,” the discussion regarding cash transfers and dividend distributions elsewhere in this annual report, and the notes to our consolidated financial statements.

Treasury Management Policies and Financial Instruments

We manage liquidity and capital centrally based on anticipated operating requirements, contractual payment obligations, debt maturities, expected investment requirements and available financing sources.

Our treasury-management activities primarily include maintaining cash balances necessary for operations, managing collections from customers and payments to suppliers, arranging and renewing bank credit facilities, controlling significant capital and technology investments, and evaluating equity, debt and other financing alternatives.

Our principal financial instruments include cash, accounts receivable, accounts payable, bank borrowings, other borrowings and balances with related parties.

As of the date of this annual report, we did not use derivative financial instruments for speculative trading purposes, nor did we maintain any material derivative hedging arrangements relating to interest rates, foreign-exchange rates or other market risks.

Off-Balance Sheet Arrangements

As of June 30, 2026, we did not have any known off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

C. Research and Development, Patents and Licenses

R&D Strategy and Expenditures

Our R&D strategy is aligned with the two core businesses described under Item 4.B.

Over the past three fiscal years, our R&D strategy has gradually evolved from broader technology-capability development across multiple business areas toward a more concentrated focus on our two core technology platforms, Acoustic Intelligence and AI, and has further shifted from forward-looking and exploratory research toward product engineering, system integration, regulatory support and commercialization readiness.

Our R&D expenses were $ 359,342, $914,996 and $2,565,116 for fiscal 2024, fiscal 2025 and FY 2026, respectively. R&D expenses increased by approximately 180.3% in FY 2026 compared with fiscal 2025. The principal emphasis of R&D shifted toward engineering validation, system integration, product readiness and commercialization support. We continue to conduct foundational research where relevant, but management’s near- to medium-term focus is increasingly on converting established acoustic and AI capabilities into stable, deployable and repeatable products and services.

In acoustic healthcare, R&D supports product iteration, acoustic-control performance, sensing, device integration and service integration. In acoustic medical applications, our R&D efforts have focused on NeuroVibe and related non-invasive biofeedback and brain-computer-interface technologies, acoustic and vibroacoustic stimulation, physiological and EEG-related signal acquisition and processing, signal analysis, closed-loop feedback, hardware-software integration, safety and product engineering. Following FDA establishment registration and device listing for NeuroVibe NV-02 and NV-03, our R&D and engineering activities increasingly include product specifications, manufacturing readiness, software and safety validation, labeling and quality-system support.

In industrial acoustics, our R&D activities during the reporting periods included ultrasound-assisted processing, vibration control, acoustic inspection and equipment-state recognition.

In AI, R&D is increasingly focused on AI-agent orchestration, multimodal perception, natural-language and voice interaction, model integration, task execution, system interfaces, data feedback, platform stability.

Patents, Software Copyrights and Technology Assets

Our intellectual-property portfolio includes patents, patent applications, software copyrights, proprietary software, algorithms, product designs and technical know-how covering acoustic intelligence, biofeedback and brain-computer-interface applications, multimodal data processing, AI agents and related systems. During FY 2026, we expanded this portfolio through both internal development and acquisitions of patents and software copyrights. The acquired assets are intended to complement our existing R&D, shorten development cycles, support product and service commercialization and reduce technology-ownership risk in areas where external rights are strategically useful.

A detailed schedule of material patents, patent applications and software copyrights, including FY 2026 additions, is included under Item 4.B. “Business Overview — Intellectual Property and Technology Assets.” We do not repeat the full schedule here. From an operating and financial perspective, the increase in our intellectual-property portfolio has resulted in a material increase in intangible assets and therefore increases future amortization and impairment-assessment considerations.

D. Trend Information

The following trends and uncertainties are among those that management currently believes are most relevant to our operating results and prospects. These trends should be considered together with the risks described under Item 3.D. “Risk Factors.”

Post-Fiscal-Year Commercialization and Order Trends

Since June 30, 2026, we have entered into or continued to perform certain product pre-sale arrangements relating to our acoustic and NeuroVibe products and certain AI execution-agent and Tokens-related service agreements and pre-orders. These arrangements represent current commercial activities but do not constitute guaranteed revenue. The amount and timing of revenue recognized from these arrangements will depend on actual customer usage, manufacturing and delivery, customer acceptance, settlement and satisfaction of applicable revenue-recognition criteria. Management has not identified any material change in product selling prices since the end of FY 2026 that, by itself, would be expected to alter our overall operating trend; however, model-access costs, cloud-computing costs, product-manufacturing costs, supply-chain costs and customer-acquisition costs remain material components of the cost structure of these businesses.

Business-Mix Changes

During FY 2026 and after fiscal year-end, we continued to reduce certain standardized, lower-margin digital-service activities while allocating resources toward customized digital solutions, acoustic products and AI-agent services. As a result, the relative contribution of these business categories to consolidated revenue and gross profit may continue to change. The financial effect of this business-mix change will depend on the rate at which newer products and services generate recognized revenue relative to the reduction in lower-margin activities.

NeuroVibe Manufacturing and Delivery Requirements

NeuroVibe’s FDA establishment registration and device listing and the China pre-sale agreements are important processes, but future contribution will depend on manufacturing readiness, quality systems, customer acceptance, delivery, channel execution and continuing regulatory compliance. The timing and amount of recognized revenue from pre-sale arrangements remain uncertain.

During fiscal 2027, our NeuroVibe activities are expected to focus on manufacturing preparation, quality-system implementation, supply-chain readiness and initial delivery under existing pre-sale arrangements. The timing of customer deliveries will depend on manufacturing readiness, product testing, applicable regulatory and quality requirements, customer acceptance and contractual performance. Because we currently use third-party manufacturing arrangements rather than significant owned manufacturing capacity, the principal funding requirements associated with NeuroVibe are expected to consist of working capital for components and inventory, manufacturing preparation, testing, quality-system implementation, regulatory compliance and customer delivery, rather than material fixed-asset manufacturing expenditures. We currently do not have a material committed capital expenditure specifically for NeuroVibe manufacturing.

Growth of AI-Agent and Usage-Based Service Models

Our AI Multimodal Digitalization and AI-Agent Business is evolving from project-based multimodal digital services toward a mix that includes AI agents, SaaS and usage-based execution services. At the same time, gross margins will depend on model-call costs, cloud and third-party platform costs, customer-acquisition costs, service intensity and our ability to standardize delivery. Estimated service-usage ranges under pre-orders are not guaranteed and may vary significantly from actual usage.

Intellectual-Property Acquisition and Impairment Exposure

Our intangible assets increased materially during FY 2026 as a result of acquired patents, software copyrights and related technology assets. These acquisitions may accelerate technology development and support commercialization, but they also increase amortization expense and the potential impact of impairment if expected commercial applications do not develop as planned. Management will continue to assess such assets in accordance with U.S. GAAP and the accounting policies described in Item 5.E and the notes to the consolidated financial statements.

Based on the carrying amounts and estimated useful lives of our intangible assets as of June 30, 2026, expected amortization expense for fiscal 2027 is approximately $3.01 million, followed by approximately $2.08 million, $1.56 million, $1.56 million and $1.44 million in the subsequent four fiscal years, respectively.

Liquidity, Bank-Facility Renewals and Additional Financing Requirements

Our liquidity and access to capital remain material factors affecting our operations. Although operating activities generated positive cash flow during FY 2026, we had a working-capital deficit of approximately $4.20 million as of June 30, 2026. Our ability to meet working-capital, debt-service, product-commercialization and R&D requirements during FY 2027 will depend on customer collections, operating cash flows, renewal or replacement of bank facilities and access to additional financing.

A number of our bank facilities mature or become subject to renewal during the twelve months following June 30, 2026. Our ability to maintain these sources of liquidity depends on renewal or replacement of such facilities and, for certain facilities, the continued availability of personal guarantees. See “Bank Facilities and Borrowings” above for the maturity dates, guarantee arrangements and current status of our material facilities.

Based on our current liquidity position, working-capital requirements and planned commercialization activities, management expects that additional external financing may be necessary during FY 2027. Such financing may include bank credit, debt, equity or related-party financing. We are not currently able to reasonably estimate the amount or timing of such financing because it will depend principally on customer collections, operating cash flows, renewal of existing bank facilities, working-capital requirements and the pace of product commercialization.

E. Critical Accounting Estimates

Overview

The preparation of our consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. We base our estimates on historical experience, current conditions and other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates. The accounting estimates discussed below are those that management believes involve a significant degree of judgment or uncertainty and are most relevant to understanding our financial condition and results.

Accounts Receivable and Credit Losses

We apply ASC 326, Financial Instruments — Credit Losses, and estimate expected credit losses on accounts receivable using a combination of aging analysis and roll-rate methodology. In determining any required allowance, management considers historical loss experience, current receivable aging, customer payment patterns, customer financial condition, disputed balances, current payment terms and reasonable and supportable forward-looking information. As of June 30, 2026 and 2025, the Company recorded no allowance for credit losses. Changes in customer payment behavior, credit quality or economic conditions could result in a different allowance in future periods.

Revenue Recognition

Revenue recognition requires judgment in identifying performance obligations and determining the timing of revenue recognition for arrangements involving multiple products or services. Management evaluates contract terms, delivery, customer acceptance and other performance conditions in determining when the applicable ASC 606 criteria have been satisfied.

Intangible Assets, Useful Lives and Impairment

Our intangible assets include patents, software copyrights and other technology assets, including assets acquired during FY 2026. We determine useful lives based on the expected period over which the assets will contribute to cash flows and amortize finite-lived intangible assets accordingly. We evaluate long-lived assets for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. Significant judgment may be required to assess expected future cash flows, product commercialization, customer demand, regulatory progress, technology obsolescence and the remaining useful lives of assets.

The material increase in intangible assets during FY 2026 increases the sensitivity of our financial statements to these judgments. For technology assets associated with acoustic medical, AI-agent or other emerging applications, actual commercialization timing may differ from initial expectations. If forecast cash flows decline, technology becomes obsolete, regulatory or market conditions change, or commercial arrangements do not develop as expected, an impairment charge could be required.

Income Taxes and Valuation Allowances

As of June 30, 2026, the Company had gross deferred tax assets of approximately $4.57 million and recorded a full valuation allowance, resulting in no net deferred tax asset being recognized. In assessing the valuation allowance, management considers available positive and negative evidence, including historical losses, projected future taxable income, scheduled reversals of temporary differences and available tax-planning strategies. Because significant uncertainty remains regarding the future realization of these deferred tax assets, management concluded that a full valuation allowance was appropriate. Changes in future taxable income or other relevant evidence could affect the amount of the valuation allowance.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following tables set forth the respective positions and ages of the directors and executive officer of the Company as of the date of this report. Each director of the Company has been elected to hold office until the next annual meeting of shareholders and thereafter until his successor is elected and has qualified.

Name	Age	Position
Zhixin Liu	40	Chairman of the Board, CEO, President & Secretary
Mingzhou Sun	57	Chief Financial Officer
Fu Liu	61	Director
Yijin Chen	57	Independent Director
Stephen (Chun Kwok) Wong	44	Independent Director
Yan Yang	56	Independent Director

Biographical Information

Ms. Zhixin Liu. Ms. Liu has served as our director, Chairman of the Board, Chief Executive Officer since 2015. Prior to founding Shuhai Beijing in February of 2015, from February 2012 to January 2015, Ms. Liu also worked as the General Manager of Harbin Jinfenglvyuan Bio-Technology Co., Ltd. where she was responsible for implementing the Company’s annual work plan, financial budget report, profit distribution, utilization plan, conducting the daily management of the Company, and signing agreements on behalf of the Company. From January 2011 to February 2012, Ms. Liu worked as a board director in Beijing Jinyajianguo Refrigeration Plants Manufacturing Co., Ltd., a private company. Ms. Liu had business administration courses at China Agricultural University. Ms. Liu obtained MBA of Universidad Rovira i Virgili Instituto de Gestión Empresarial y Management (IGEMA) in 2023. As our President and Chief Executive Officer, Ms. Liu brings to the Board an intimate understanding of the industry and our operations. We believe Ms. Liu’s experience qualifies her to serve on our Board of Directors.

Ms. Mingzhou Sun. Ms. Sun was appointed as our Chief Financial Officer of the Company on August 1, 2021. She signed a Rehire after retirement agreement with the company on April 1 2024, and term of the agreement is three years, from April 1 2024 to March 31 2027. She has over 20 years of experience in the accounting and auditing industry. Since September 2019, Ms. Sun has been serving as the accounting director of the Company, being responsible for preparing the Company’s accounting documents in connection with the Company’s registration statements and periodic reports filed with the U.S. Securities and Exchange Commission in the past. From March 2018 to September 2019, Ms. Sun was a partner at Beijing Mingye Accounting Firm, where she helped her clients establish the internal financial control system, analyze national tax policies and issue various tax related reports. From July 2012 to January 2018, Ms. Sun served as Vice President and Chief Financial Officer at Sun Seven Star Investment Group. From March 2008 to June 2011, she served as Chief Financial Officer at Golden State Holding Group (USA). Prior to that, Ms. Sun also served as the financial director and manager at various companies. Ms. Sun is a registered CPA and Certified Public Valuer in China. She also holds a level 2 certificate of the Association of Chartered Certified Accountants. Ms. Sun received her Bachelor degree in Accounting from Renmin University of China in 1991.

Mr. Fu Liu. Mr. Liu has served as a member of our Board of Directors and our Corporate Secretary since 2015. Mr. Liu has served as the Chairman of the Board of Directors of Shuhai Beijing since February 2015. Prior to his service on the board of Shuhai Beijing, from February 2012 to January 2015, Mr. Liu served as the Chairman of Board of Directors of Harbin Jinfenglvyuan Bio-Technology Co. Ltd. From January 2011 to January 2015, he served as a director of Beijing Jinyajianguo Refrigeration Equipment Co., Ltd. Prior to that, Mr. Liu was the director of Kedong County Rural Economic Management Office in Qiqihar City in Heilongjiang Province from January 2005 to January 2012. Mr. Liu studied accounting at Heilongjiang Institute of Finance and Economics in June 1987 and completed legal studies at the CPC Party School Heilongjiang Provincial Committee in 1989. Among other qualifications, Mr. Liu brings to the Board extensive knowledge of our business, relevant executive officer experience as well as governmental and political expertise. We believe Mr. Liu’s experience qualifies him to serve on our Board of Directors.

Ms. Yijin Chen. Ms. Chen has served as a member of our Board of Directors since May 2025. She has over 20 years of professional experience in investment banking, particularly in equity financing and mergers and acquisitions of listed companies. From 2008 to 2023, Ms. Chen held several senior management positions at Great Wall Securities Co., Ltd., including Head of Internal Review, Deputy General Manager of Quality Control in the Investment Banking Division, and Deputy General Manager of the Investment Banking Business Management Department. From 2006 to 2007, she worked at Guosheng Securities Co., Ltd. as Manager of the Quality Control and Marketing Department in the Investment Banking Division. From 1996 to 2006, she served at China Sci-Tech Securities Co., Ltd. in the Investment Banking Division, where she held positions including Project Manager, Assistant General Manager, and Deputy General Manager. Earlier, from 1991 to 1996, she worked in the Planning and Finance Department at Shenyang Photosensitive Chemical Research Institute. Ms. Chen earned her Bachelor’s degree in Industrial Engineering Management from Shenyang University of Technology in 1991, and subsequently pursued advanced studies in legal foundations and accounting at China University of Political Science and Law and Renmin University of China. We believe that Ms. Chen’s extensive professional experience qualifies her to serve as our director. We also believe that her accumulated expertise in the capital markets will provide valuable contributions to the Board and its committees.

Mr. Stephen (Chun Kwok) Wong. Mr. Wong has served as a member of our Board of Directors since December 21, 2018. Mr. Wong currently serves as the chief executive officer of Splendid Holding Limited, an interior design company incorporated in Hong Kong. Mr. Wong served as the group financial controller for Fitness World (Group) Limited and MJ Medical Beauty Limited from February 2017 to August 2018. He was a senior associate at PricewaterhouseCoopers Limited (PwC) from January 2016 to January 2017. He worked at Moore Stephens Associates Limited (Hong Kong) as a senior associate from October 2010 to December 2015. He was a supervisor at KLC Kennic Lui & Co. from July 2009 to August 2010 and an auditor at KLC CPA Limited from October 2005 to June 2008. Mr. Wong studied accounting and received his Bachelor of Commerce degree in Accounting from Macquarie University in Sydney, Australia in 2005. We believe Mr. Wong’s experience qualifies him to serve on our Board of Directors.

Ms. Yan Yang. Ms. Yang has served as Secretary General of the Dragon Merchants International Alliance, since 2018. From 2005 to 2018, she served as general manager of Beijing Mingsheng Kaitai Books Co., Ltd. From 2003 to 2005, she served as the deputy general manager of China Sunrise Enterprise Group Import and export company. From 1998 to 2003, she served as the general manager of the Distribution Department of Modern Book Distribution company. Over the course of Ms. Yang’s career, she has abundant experience specially in various business sectors, such as marketing, import and export, which we believe would be a valuable contribution to the Board and its committees.

Family Relationships

Except for Mr. Liu, our director, who is the father of Ms. Liu, our Chairman, Chief Executive Officer, there are no family relationships among any of our directors or executive officers

B. Compensation

Directors and Executive Compensation

Summary Compensation Table

The following table provides disclosure concerning all compensation paid for services to the executive officers of the Company in all capacities for our fiscal years ended June 30, 2026 and 2025, respectively, for (i) each person serving as our principal executive officer (“PEO”), (ii) each person serving as our principal financial officer (“PFO”).

Name and Principal	Fiscal	Salary	Bonus	Stock Awards	Option Awards	Other Compensation	Total
Position	Year	($)	($)	($)	($)	($)	($)
Ms. Zhixin Liu, Chairman, CEO (1)	2026	$41,900		545,798.00			$587,698.00
	2025	$42,061	—	944,738.50	—	—	$986,799.50
Mingzhou Sun, CFO	2026	$33,324					$33,324
	2025	$33,452					$33,452

(1)	Starting from January 1, 2023, Ms.Liu’s monthly salary was adjusted to $14,406.

(2)	Ms. Zhixin Liu receives fifteen thousand (15,000) shares of the Company’s common stock each month, starting from February 1, 2024, payable quarterly with the aggregate number of shares for each quarter being issuable on the first day of the quarter at a per share price of the closing price of the day prior to the issuance and being vested immediately with the undertaking from the grantee not to divest in the six (6) months after the issuance.

(3)	Effective January 1, 2026, the prior compensation arrangement described in paragraph (2) above was terminated and replaced by a new arrangement pursuant to which Ms. Zhixin Liu is entitled to receive 50,000 Class A Ordinary Shares of the Company per month. Such shares are aggregated and issued on a quarterly basis. The total number of shares issuable for each quarter is issued on the first day of such quarter, with the per-share price determined based on the closing price of the Company’s Class A Ordinary Shares on the trading day immediately preceding the issuance date. The shares are fully vested upon issuance, and Ms. Liu has undertaken not to sell or otherwise dispose of such shares for a period of six months following the issuance date.

Option Grants in Last Fiscal Year

There were no options granted to our executive officers in the fiscal year ended June 30, 2026. The Company has no material policies and practices on the timing of awards of options in relation to the disclosure of material nonpublic information by the Company.

Employment Agreements

The Company does not have any written employment agreements with its officers other than the agreement described below.

Employment Contract – Zhixin Liu

Shuhai Information Technology Co., Ltd. (“Shuhai Beijing”), our consolidated variable interest entity in the PRC, entered into an employment agreement with Ms. Zhixin Liu on February 11, 2021, pursuant to which she serves as our Chief Executive Officer until February 10, 2024, After the expiration of this agreement, it has been renewed until February 10, 2027 and receives a base monthly salary of approximately $3,011, Ms. Liu is also eligible to receive bonuses, transport allowances and housing allowances. From January 1, 2023, the basic monthly salary of approximately $3,601. Ms Liu is also eligible for bonuses, transport allowances and housing subsidies. Ms. Liu’s for annual compensation of approximately $172,873 The employment agreement and its amendment may be terminated in accordance with the provisions of PRC Labor Law. The employment agreement also contains other customary terms under PRC law.

On September 30, 2026, we entered into an Executive Appointment and Service Agreement with Ms. Liu to separately document her appointment and service as our Chief Executive Officer. The agreement has an initial term of three years and is intended to supplement, rather than replace or terminate, her existing employment arrangement with Shuhai Beijing. Under the agreement, Ms. Liu’s cash salary continues to be paid by Shuhai Beijing, and she does not receive a separate or duplicative cash salary from us for the same services.

According to resolution of compensation committee dated on June 12 2024, the Company grants to Ms. Zhixin Liu fifteen thousand (15,000) shares of the Company’s common stock each month, starting from February 1, 2024, payable quarterly with the aggregate number of shares for each quarter being issuable on the first day of the quarter at a per share price of the closing price of the day prior to the issuance and being vested immediately with the undertaking from the grantee not to divest in the six (6) months after the issuance.

On December 18, 2025, the Compensation Committee approved, by unanimous written consent, a revised share-based compensation arrangement effective January 1, 2026. Under the revised arrangement, each of Ms. Zhixin Liu and Mr. Fu Liu is entitled to receive 50,000 shares of the Company’s ordinary shares per month as compensation for director and management services, with the monthly share awards aggregated and issued on a quarterly basis. Each grantee has undertaken not to sell, transfer or otherwise dispose of the shares for a period of six months following the applicable issuance date.

Employment Contract – Mingzhou Sun

In connection with Ms. Sun’s appointment, on August 1, 2021, the Company and Ms. Sun entered into an employment agreement (the “Employment Agreement”), pursuant to which Ms. Sun shall receive a monthly compensation of approximately $3,091. The term of the Employment Agreement is three years, with the first six months to be the probationary period. Ms. Sun’s employment can be terminated upon both parties mutual consent.

On April 1, 2024, Ms. Sun signed a new employment agreement with the Company that has the term of three years, from April 1 2024 to March 31 2027.

Director Compensation

The following table sets forth information regarding the compensation paid to our directors and our executive officers during the years ended June 30, 2026, 2025 and 2024.

	Compensation Paid
Name and Principal Position	Years ended June 30,	Fees Earned or Paid in Cash (US$)	Stock Awards (US$)	Option Awards (US$)	Total (US$)
Zhixin Liu*	2026	-	-	-	-
Chief Executive Officer	2025	-	-	-	-
	2024	-	-	-	-

Fu Liu*	2026	34,269	494,526	-	528,795
Director and CO-Founder	2025	33,520	486,096	-	519,616
	2024	33,649	762,101	-	795,661

Mingzhou Sun
Chief Financial Officer	2026	8,966	-	-	8,966
	2025	33,324	-	-	33,324
	2024	33,452	-	-	33,452

Yijin Chen	2026	8,400	15,600	-	24,000
Independent Director	2025	1,400	2,600	-	4,000
	2024	-	-	-	-

Stephen (Chun Kwok) Wong	2026	8,567	-	-	8,567
Independent Director	2025	8,380	-	-	8,380
	2024	8,412	-	-	8,412

Michael James Antonoplos	2026	-	-	-	-
Independent Director	2025	-	-	-	-
	2024	18,000	18,000	-	36,000

*	Ms. Liu, our Chief Executive Officer, is also the chair of our Board but does not receive any additional compensation for her service as a director. See the section titled “Executive Compensation” for more information regarding the compensation of Ms. Liu.

*

Mr. Liu Fu, our Director and CO-Founder, is also the chairman of Shuhai Beijing, $33,520 is the total salary in cash which is received for his work and position of year 2025. The annual package is approximately $167,600. According to the agreement between Fu Liu and Datasea Inc., the Company grants to Mr. Liu ten thousand (10,000) shares of the Company’s common stock each month, starting from July 1, 2021, payable quarterly with the aggregate number of shares for each quarter being issuable on the first day of the next quarter at a per share price of the closing price of the day prior to the issuance and being vested immediately with the undertaking from the grantee not to divest in the six (6) months after the issuance.

On June 12, 2024 the Compensation Committee adopted resolutions, pursuant to which the Company grants Mr. Fu Liu 10,000 shares of the Company’s common stock each month, starting from February 1, 2024, payable quarterly with the aggregate number of shares for each quarter being issuable on the first day of the quarter at a per share price of the closing price of the day prior to the issuance and being vested immediately with the undertaking from the grantee not to divest in the six (6) months after the issuance.

On December 18, 2025, the Compensation Committee approved, by unanimous written consent, a revised share-based compensation arrangement effective January 1, 2026. Under the revised arrangement, Mr. Fu Liu is entitled to receive 50,000 shares of the Company’s ordinary shares per month as compensation for his director and management services, with the monthly share awards aggregated and issued on a quarterly basis. The shares are issued at a price of $0.00 per share and are fully vested upon issuance. Mr. Liu has undertaken not to sell, transfer or otherwise dispose of such shares for a period of six months following the applicable issuance date.

Grants of Plan Based Awards

The Company grants share-based awards to certain directors and executive officers pursuant to equity compensation arrangements approved by the Board of Directors and the Compensation Committee as a non-cash component of compensation for continuing management, strategic and operating services provided to the Company.

During the first six months of FY 2026, the monthly share-based compensation arrangements for Ms. Zhixin Liu and Mr. Fu Liu continued under the previously approved terms. Under those arrangements, Ms. Zhixin Liu, the Company’s Chairman and Chief Executive Officer, was entitled to receive 15,000 shares of the Company’s common stock per month, and Mr. Fu Liu, a director and co-founder of the Company, was entitled to receive 10,000 shares per month, with such awards generally aggregated and issued on a quarterly basis.

On December 18, 2025, the Compensation Committee approved, by unanimous written consent, a revised share-based compensation arrangement effective January 1, 2026. Under the revised arrangement, each of Ms. Zhixin Liu and Mr. Fu Liu is entitled to receive 50,000 shares of the Company’s common stock per month as compensation for services rendered to the Company. The monthly awards are aggregated and issued on a quarterly basis, resulting in 150,000 shares being issued to each grantee for each full calendar quarter. The shares are issued at a purchase price of $0.00 per share, are fully vested upon issuance, and are issued as restricted securities pursuant to Rule 144 under the Securities Act of 1933. Each grantee has undertaken not to sell, transfer or otherwise dispose of the shares for a period of six months following the applicable issuance date. The arrangement remains in effect unless and until modified or terminated by a subsequent resolution of the Compensation Committee or the Board.

Pursuant to the revised arrangement, in January 2026 the Company issued 150,000 shares to Ms. Zhixin Liu and 150,000 shares to Mr. Fu Liu as share-based compensation for the applicable quarterly period. The Company recognizes share-based compensation expense based on the grant-date fair value of the applicable awards in accordance with applicable accounting standards. The fair value of such awards and the related share-based compensation expense recognized during FY 2026 are reflected in the executive and director compensation disclosures and in the notes to the consolidated financial statements included elsewhere in this annual report.

C. Board Practices

Our board of directors consists of five directors. When considering whether directors have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

Our board of directors directs the management of our business and affairs in accordance with the BVI Business Companies Act, 2004, as amended, and our Memorandum and Articles of Association, and conducts its business through meetings of the Board and its standing committees.

Our Audit Committee, Compensation Committee, and Nomination and Corporate Governance Committee compliy with the listing requirements of the Nasdaq Marketplace Rules. At least one member of the Audit Committee is an “audit committee financial expert,” as that term is defined in Item 407(d)(5)(ii) of Regulation S-K, and each member is “independent” as that term is defined in Rule 5605(a) of the Nasdaq Marketplace Rules. Our board has determined that Stephen Wong meets those requirements.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating and governance committee. As of the date of this annual report, each of the committees of the Board has the composition and responsibilities described below.

Audit Committee

Stephen Wong, Yijin Chen and Yan Yang are the members of our Audit Committee and Stephen Wong serves as the chairperson. All members of our Audit Committee meet the independence standards promulgated by the SEC and by NASDAQ as such standards apply specifically to members of audit committees.

We adopted and approved a charter for the Audit Committee, which can be accessed at http://www.dataseainc.com/. In accordance with our Audit Committee Charter, our Audit Committee shall perform several functions, including:

●	evaluate the independence and performance of, and assesses the qualifications of, our independent auditor, and engages such independent auditor;

●	approve the plan and fees for the annual audit, quarterly reviews, tax and other audit-related services, and approves in advance any non-audit service to be provided by the independent auditor;

●	monitor the independence of the independent auditor and the rotation of partners of the independent auditor on our engagement team as required by law;

●	review the financial statements and other financial information to be included in our Annual Report on Form 20-F and other reports or filings furnished or filed with the SEC, and review with management and the independent auditor the results of the annual audit and other financial information, as applicable;

●	oversee all aspects our systems of internal accounting control and corporate governance functions on behalf of the board;

●	review and approves in advance any proposed related-party transactions and report to the full Board of Directors on any approved transactions; and

●	provide oversight assistance in connection with legal, ethical and risk management compliance programs established by management and the Board of Directors, including Sarbanes-Oxley Act implementation, and makes recommendations to the Board of Directors regarding corporate governance issues and policy decisions.

It is determined that Stephen Wong possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC.

Compensation Committee

Yan Yang, Stephen Wong and Yijin Chen are the members of our Compensation Committee and Yan Yang is the chairperson. All members of our Compensation Committee are qualified as independent under the current definition promulgated by NASDAQ. The board adopted and approved a charter for the Compensation Committee. In accordance with the Compensation Committee’s Charter, the Compensation Committee shall be responsible for overseeing and making recommendations to the Board of Directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices. The Compensation Committee’s Charter can be accessed at http://www.dataseainc.com/.

Nominating and Governance Committee

Yijin Chen, Yan Yang and Stephen Wong are the members of our Nomination and Corporate Governance Committee and Yijin Chen serves as the chairperson. All members of our Nomination and Corporate Governance Committee are qualified as independent under the current definition promulgated by NASDAQ. The board adopted and approved a charter for the Nomination and Corporate Governance Committee prior to consummation of our initial listing on Nasdaq, which can be accessed at http://www.dataseainc.com/. In accordance with the Nomination and Corporate Governance Committee’s Charter, the Nomination and Corporate Governance Committee shall be responsible to identity and propose new potential director nominees to the Board of Directors for consideration and review our corporate governance policies.

Corporate Governance

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently or in the past year served as a member of the compensation committee of our Board.

Material Changes to the Procedures by which Security Holders May Recommend Nominees to the Board

There have been no material changes to the procedures by which our shareholders may recommend nominees to the Board.

Insider Trading Policy

Our insider trading policy, as amended, which is filed as Exhibit 11.2 to this Annual Report governs the purchase, sale, trade, and other dispositions of our securities by our officers, directors, related parties, and employees, to promote compliance with the insider trading laws, rules and regulations, and applicable Nasdaq listing standards.

Independence of the Board

As required under the Nasdaq Stock Market listing standards, a majority of the members of a listed company’s Board of Directors must qualify as “independent,” as affirmatively determined by the Board of Directors. Our Board has undertaken a review of the independence of each director. Based on information provided by each director concerning her or his background, employment, and affiliations, our board has determined that Stephen Wong, Yijin Chen, and Yang Yan do not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing requirements and rules of Nasdaq.

Involvement in Certain Legal Proceedings

No director, person nominated to become a director, executive officer, promoter or control person of the Company has, during the last ten years: (i) been convicted in or is currently subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to any Federal or state securities or banking or commodities laws including, without limitation, in any way limiting involvement in any business activity, or finding any violation with respect to such law; (iii) has any bankruptcy petition been filed by or against the business of which such person was an executive officer or a general partner, whether at the time of the bankruptcy or for the two years prior thereto; (iv) been the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of: (a) Any Federal or State securities or commodities law or regulation; or (b) any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or (c) any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; nor (v) been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member (covering stock, commodities or derivatives exchanges, or other SROs).

D. Employees

Employees

As of June 30, 2026, we had 42 full-time employees and no part-time employees. The following table sets forth the number of our employees categorized by function as of that date:

Function		Total Number of Employees
Management	Oversee the company’s strategy, organizational structure, major decisions, and U.S.-China business coordination and compliance.	5
Human Resources Administrative Management	Manage recruitment, compensation, administration, and process optimization to ensure smooth operations	4
Internal Controls	Establish and monitor internal controls, risk assessments, and audits to ensure compliance and mitigate risks.	1
Capital Operation	Handle capital planning, investment coordination, IR	1
Purchase	Manage procurement of materials for acoustic hardware and software development, and oversee supplier relationships	1
Marketing and Sales	Develop marketing strategies for acoustic products and AI services, expand offline channels, and manage online live-streaming sales.	2
Research & Development	Lead teams in acoustic R&D (ultrasound, neuro-regulation) and AI R&D (algorithms, platform development) to drive innovation and deployment.	24
Finance & Accounting	Oversee financial accounting, reports, tax filing, and fund management, ensuring compliance and supporting business decisions.	5
Total		42

E. Share Ownership

As of the date hereof, 12,737,285 Class A Ordinary Shares and 4,000,000 Class B Ordinary Shares were issued and outstanding.

The following table sets forth information regarding the beneficial ownership of our Shares as of the date of this annual report by our officers, directors, and 5% or greater beneficial owners of Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Shares. Holders of our Shares are entitled to one (1) vote per share and vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Percentage of Votes Held
Directors and Executive Officers*
Zhixin Liu	1,192,558	2,000,000	47.72%
Fu Liu	1,517,519	2,000,000	47.57%
Mingzhou Sun	1	-	<0.01%
Yijin Chen	3,942	-	<0.01%
Stephen (Chun Kwok) Wong	667	-	<0.01%
Yan Yang	667	-	<0.01%
All directors and executive officers as a group:

5% Shareholders:
Hui Wang			6.81%
Gongming He			6.06%
Sijia Zou			5.83%

Collectively, Ms. Zhixin Liu and Mr. Fu Liu held approximately 95.29% of the Company’s total voting power. The remaining shareholders held 10,027,208 Class A Ordinary Shares, representing approximately 4.71% of the Company’s total voting power. Each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to fifty votes.

Ms. Zhixin Liu held 1,517,519 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares, representing approximately 47.72% of the Company’s total voting power. Mr. Fu Liu held 1,192,558 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares, representing approximately 47.57% of the Company’s total voting power.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Clawback Policy

Following the SEC’s approval of Nasdaq’s proposed clawback listing standards, under Rule 10D-1, which directed companies to adopt and comply with a written clawback policy, to disclose and file the policy as an exhibit to its annual report, we adopted a clawback policy on November 30, 2023.

Compensation Clawback Disclosures

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6 “Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

In May 2023, our CEO, Liu Zhixin, signed an office lease agreement with Heilongjiang Xunrui Technology Co., Ltd., a subsidiary of the VIE, for a period of one year from May 1, 2023 to April 30, 2024, at an annual rent of approximately USD 40,756. Then the agreement was renewed from May 1, 2024 to April 30, 2025, with the annual rental of approximately USD 39,688.50.

In July 2023, our CEO, Liu Zhixin, entered into two car rental agreements with Tianjin Information Sea Information Technology Co., LTD., one of which was for 12 months from July 1, 2023 to June 30, 2024, with a monthly rental of approximately USD 2,593 and an annual rental of approximately USD 31,123. The Car Rental Agreement was renewed on July 1, 2024 for the period from July 1, 2024 to June 30, 2025, with a monthly rent of approximately $2,787 and a total amount of approximately $33,451.The other agreement is for 12 months from July 01, 2023 to June 30, 2024, with a monthly rent of approximately US $2,881 and an annual rent of approximately $34,582.This Car Rental Agreement was also renewed on July 1, 2024 for the period from July 1, 2024 to June 30, 2025, with a monthly rent of approximately $2,806.31 and a total amount of approximately $33,675.70.

On December 10, 2024, the company and CEO, Liu Zhixin, signed a supplementary agreement for vehicle rental. Both parties decided to waive the rental fees totaling approximately $221,232.14 which was stipulated in the 8 vehicle rental agreements signed between January 1, 2020 and July 1, 2024.

On September 10, 2024, the Company and CEO, Liu Zhixin, signed a communication letter regarding rent reduction, adjusting the rent from May 1, 2022, to April 30, 2025, to approximately $6,983 per year. Subsequently, a total of approximately $20,949 for this rent was paid on June 24, 2025.

On April 30, 2025, Ms. Zhixin Liu, the Company’s Chief Executive Officer, entered into a one-year lease agreement with Heilongjiang Xunrui Technology Co., Ltd. for the relevant office premises, for a term from May 1, 2025 to April 30, 2026, at an annual rent of approximately US$6,983.34. The lease was subsequently renewed through April 30, 2027, at an annual rent of approximately US$7,139.44.

On November 20, 2025, Ms. Zhixin Liu, the Company’s Chief Executive Officer, entered into a software copyright transfer agreement with Tianjin Information Sea Information Technology Co., Ltd. for the transfer of three software copyrights, with an aggregate contract value of approximately $1,112,676. On November 25, 2025, the Company issued 842,936 restricted shares as consideration for the transfer.

On July 23, 2025, Ms. Zhixin Liu, the Company’s Chief Executive Officer, entered into a loan agreement with Tianjin Information Sea Information Technology Co., Ltd. in the principal amount of approximately US$82,816.92. On August 19, 2025, Ms. Zhixin Liu entered into a second loan agreement with Tianjin Information Sea Information Technology Co., Ltd. in the principal amount of approximately US$28,557.56. On September 19, 2025, Ms. Zhixin Liu entered into a third loan agreement with Tianjin Information Sea Information Technology Co., Ltd. in the principal amount of approximately US$21,418.17. The aggregate principal amount of these loans was approximately US$132,792.64. As of June 30, 2026, Tianjin Information Sea Information Technology Co., Ltd. had repaid approximately US$121,369.62, leaving an outstanding balance of approximately US$11,423.02.

On November 20, 2025, Mr. Fu Liu, the Company’s Chairman, entered into a software copyright transfer agreement with Tianjin Information Sea Information Technology Co., Ltd. for the transfer of two software copyrights, with an aggregate contract value of approximately $704,225. On November 25, 2025, the Company issued 533,504 restricted shares as consideration for the transfer.

As of June 30, 2026, the Company had amounts due to related parties of approximately US$8,564.70 in connection with office lease expenses, approximately US$31,713.87 in connection with vehicle rental expenses, and approximately US$11,745.88 in connection with loans, for an aggregate related-party payable balance of approximately US$52,024.45.

Name of Related Party	Relationship	Nature of Transactions	June 30, 2024	June 30, 2025	June 30, 2026

Zhixin Liu	CEO	For business operating use	468,213	6,126	52,024
Fu Liu	Shareholder of the Company	For business operating use	32,000	-	-
Beijing Meimei	Shareholder of the Company	For business operating use	154,347	-	-
			654,560	6,126	52,024

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

We have appended consolidated financial statements filed at the end of this report on 20-F, beginning on page F-1.

Legal Proceedings

There are no pending legal proceedings to which the Company is a party or in which any director, officer or affiliate of the Company, any owner of record or beneficially of more than 5% of any class of voting securities of the Company, or security holder is a party adverse to the Company or has a material interest adverse to the Company. The Company’s property is not the subject of any pending legal proceedings.

Dividend Policy

Cash Transfer and Dividend Payment

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. The majority of our and the VIE’s and its subsidiaries’ income is received in RMB and shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under our current corporate structure, to fund any cash and financing requirements, DIT may rely on dividend payments from its subsidiaries. Our WFOE, Tianjin Information, may receive payments from the VIE, Shuhai Beijing, which can then remit payments to Shuhai Information Skill (HK) Limited in accordance with its registration with the Chinese authority under the “Notice of the State Administration of Foreign Exchange on Relevant Issues concerning Foreign Exchange Administration for Domestic Residents to Engage in Financing and in Return Investment via Overseas Special Purpose Companies” of the PRC and pursuant to the terms of the VIE Agreements. In turn, Shuhai Information Skill (HK) Limited may make distribution of such payments directly to DIT as dividends. Cash dividends, if any, on DIT’s Class A Ordinary Share will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. As of the date of this annual report, we have not made any dividends nor distributions to any U.S. investors.

Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange (the “SAFE”) by complying with certain procedural requirements. Pursuant to the SAFE Circular 37, Shuhai Beijing is allowed to pay service fees or other payments pursuant to the VIE Agreements in foreign currencies to WFOE without prior approval from the SAFE, subject to the condition that the remittance of such dividends outside of the PRC shall comply with certain procedures under the PRC foreign exchange regulations applicable to PRC residents only. Approval from or registration with appropriate PRC government authorities is, however, required where RMB is to be converted into a foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies. The PRC government may also, at its discretion, restrict access in the future to foreign currencies for Shuhai Beijing’s accounts with little advance notice.

DIT is a British Virgin Islands company which conducts substantially all of its operations in China through its PRC subsidiaries, Shuhai Beijing and its subsidiaries established in China. DIT may make loans to the PRC subsidiaries and VIE entities subject to the approval from PRC governmental authorities and limitation of amount, or may make additional capital contributions to subsidiaries and VIE entities in China.

Any loans to the subsidiaries or VIE entities in China are subject to foreign investment under PRC regulations and are subject to foreign exchange loan registrations. For example, loans by us to our wholly foreign-owned subsidiaries or VIE entities in China to finance their activities must be registered with the local counterpart of SAFE. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly use for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises). On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and does not violate with the negative list on foreign investment. However, there is some uncertainty as to how SAFE and competent banks will carry this out in practice. In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis.

Current PRC regulations permit WFOE to pay dividends to Shuhai Information Skill (HK) Limited only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, in accordance with Article 166 of the PRC Company Law, each of the subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each such entity in China may further set aside a portion of its after-tax profits as the discretionary common reserve, although the amount to be set aside, if any, is determined at the discretion of such entities board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

None of our VIE Entities have issued any dividends or distributions to their respective holding companies, or to any investors as of the date of this annual report. Our subsidiaries in the PRC generate and retain cash generated from operating activities and re-invest it in our business. In the future, cash proceeds raised from overseas financing activities, may be transferred by us through our Hong Kong subsidiary, Shuhai Information Skill (HK) Limited to our PRC subsidiary Tianjin Information via capital contribution and shareholder loans, as the case may be. Tianjin Information will then transfer funds to our VIE Entities to meet the capital needs of our business operations. Generally, DIT exerts control over the operations of our VIE, Shuhai Beijing, as well as Shuhai Beijing’s subsidiaries, through the contractual arrangements between Tianjin Information and Shuhai Beijing, and we distribute earnings or settle amounts owed under the VIE Agreements with our VIE in the same manner as we would with a directly held subsidiary.

During each of the fiscal years ended June 30, 2026 and 2025, the only transfer of assets among Predecessor Datasea and its subsidiaries including the VIE was transfers of cash. Predecessor Datasea provided cash to its subsidiaries either by way of capital contribution or by way of loan, from the proceeds it received from the financing. In addition, there were some loans obtained by certain Chinese subsidiaries, and those subsidiaries then loaned money to other subsidiaries to meet their working capital needs. The cash was transferred within the organization through the bank wiring.

As of June 30, 2026, Predecessor Datasea had made aggregate cash investments of approximately $15.82 million in Shuhai Information Skill (HK) Limited. In addition, Predecessor Datasea had made intercompany payments or advances of approximately $11.88 million to Tianjin Information, approximately $1.00 million to Shuhai Beijing, approximately $0.04 million to Datasea Acoustics LLC, approximately $0.85 million to Guozhong Times, and approximately $2.28 million to Shuhai Jingwei. Shuhai Information Skill (HK) Limited had made aggregate investments of approximately $13.95 million in Tianjin Information, and Tianjin Information had transferred approximately US$13,122,197.79 to Shuhai Beijing. Other intercompany transfers and balances among the Company’s subsidiaries, the VIE and other consolidated entities are reflected in the Company’s consolidated financial statements and related notes.

As of June 30, 2025, Predecessor Datasea had made aggregate cash investments of approximately $15.82 million in Shuhai Information Skill (HK) Limited. In addition, Predecessor Datasea had made intercompany payments or advances of approximately $10.25 million to Tianjin Information, approximately $0.73 million to Shuhai Beijing, and approximately $0.03 million to Datasea Acoustics LLC. Shuhai Information Skill (HK) Limited had made aggregate investments of approximately $13.95 million in Tianjin Information. Tianjin Information had transferred approximately US$12,860,896.14 to Shuhai Beijing. Other intercompany transfers and balances among the Company’s subsidiaries, the VIE and other consolidated entities are reflected in the Company’s consolidated financial statements and related notes.

These transfers were made primarily through bank wires and were used to support working capital needs, capital contributions, operating activities and business development of the relevant subsidiaries and VIE entities. Please refer to “Note 2—Summary of Significant Accounting Policies—Condensed Consolidating Cash Flows Information” of our consolidated financial statements for the years ended June 30, 2026 and 2025 in the Annual Report.

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The common stock of our predecessor began trading on the Nasdaq Capital Market under the symbol “DTSS” on December 18, 2018. Following the completion of our redomiciliation merger on April 15, 2026, our Class A Ordinary Shares continued to trade on the Nasdaq Capital Market under the symbol “DTSS.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A Ordinary Shares are currently trading under the ticker symbol “DTSS” on the NASDAQ Capital Market

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

As of June 30, 2026, the Company was authorized to issue an unlimited number of Class A Ordinary Shares, no par value, and an unlimited number of Class B Ordinary Shares, no par value. As of June 30, 2026, there were 9,950,773 Class A Ordinary Shares and 4,000,000 Class B Ordinary Shares issued and outstanding.

As of the date of this annual report, there were 12,737,285 Class A Ordinary Shares and 4,000,000 Class B Ordinary Shares issued and outstanding.

Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to fifty votes. The Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “DTSS.” The Class B Ordinary Shares are not listed on any securities exchange.

During the fiscal year ended June 30, 2026, changes in the number of issued and outstanding shares principally resulted from equity incentive awards, share-based compensation, shares issued as consideration for acquisitions of technology and intangible assets, and other share issuances approved by the Board of Directors. Additional information regarding such issuances is included elsewhere in this annual report and in the notes to the consolidated financial statements.

B. Memorandum and Articles of Association

Our amended and restated memorandum and articles of association is incorporated into this annual report as Exhibit 1.1 hereto. The information required by Item 10.B of Form 20-F is included in the Description of Shares, attached as Exhibit 2.1, and is incorporated herein by reference.

C. Material Contracts

The following descriptions of the material provisions of the referenced agreements do not purport to be complete and are subject to, and qualified in their entirety by reference to the agreements which have been filed as exhibits to this report.

VIE Contractual Arrangements

The Company maintains a series of contractual arrangements among Tianjin Information, Shuhai Beijing and the shareholders of Shuhai Beijing pursuant to which the Company exercises contractual control over, and receives the economic benefits of, Shuhai Beijing. These arrangements principally include the Operation and Intellectual Property Service Agreement, Stockholders’ Voting Rights Entrustment Agreement, Equity Option Agreement and Equity Pledge Agreement. These agreements constitute the core contractual arrangements underlying the Company’s VIE structure and enable the Company to consolidate the financial results of Shuhai Beijing and its subsidiaries in accordance with applicable accounting standards. For additional information, see “Item 4. Information on the Company—Organizational Structure.”

Merger Agreement and Plan of Merger

On March 4, 2026, the Company’s predecessor, Datasea Inc., entered into a Merger Agreement and Plan of Merger with Datasea Intelligent Technology Ltd., pursuant to which Datasea Inc. merged with and into DIT, with DIT continuing as the surviving company. The transaction became effective on April 15, 2026. Following completion of the redomiciliation, DIT succeeded to the listed-company status and business operations of its predecessor and became a British Virgin Islands company and a foreign private issuer. For additional information, see “Item 4. Information on the Company—History and Development of the Company.”

Technology and Intellectual Property Acquisition Agreements

During FY 2026, the Company entered into a number of technology and intellectual property acquisition agreements pursuant to which it acquired patents, software copyrights and other technology-related intangible assets. These assets principally relate to acoustic intelligence, brain-computer-interface and biofeedback technologies, AI multimodal technologies and AI-agent applications. Certain acquisitions were settled through the issuance of Company shares as consideration. The Company believes these acquisitions complement its existing technology platform, shorten certain product-development cycles and strengthen the completeness of its core technology assets. For additional information, see “Item 4. Information on the Company—Intellectual Property and Technology Assets” and the notes to the consolidated financial statements.

D. Exchange Controls

British Virgin Islands

Under current British Virgin Islands law, there are no material foreign exchange controls or currency restrictions applicable to the Company, including restrictions that would generally prevent the Company from paying dividends, interest or other amounts to non-BVI resident holders of its Class A Ordinary Shares. BVI law and the Company’s Memorandum and Articles of Association do not impose material limitations on the right of non-residents or foreign investors to hold or vote the Company’s Class A Ordinary Shares.

The PRC

General administration of foreign exchange

The principal regulation governing foreign currency exchange in the PRC is the Administrative Regulations of the PRC on Foreign Exchange (the “Foreign Exchange Regulations”), which were promulgated on January 29, 1996, became effective on April 1, 1996 and were last amended on August 5, 2008. Under these rules, Renminbi is generally freely convertible for payments of current account items, such as trade- and service-related foreign exchange transactions and dividend payments, but not freely convertible for capital account items, such as capital transfer, direct investment, investment in securities, derivative products or loans unless prior approval by competent authorities for the administration of foreign exchange is obtained. Under the Foreign Exchange Regulations, foreign-invested enterprises in the PRC may purchase foreign exchange without the approval of SAFE to pay dividends by providing certain evidentiary documents, including board resolutions, tax certificates, or for trade- and services-related foreign exchange transactions, by providing commercial documents evidencing such transactions. Cross-border tax payments in connection with the foregoing are governed by the Value-Added Tax Law effective January 1, 2026 and its Implementation Regulations, which replaced the former Provisional Regulations on Value-Added Tax.

Circular No. 75, Circular No. 37 and Circular No. 13

Circular 37 was released by SAFE on July 4, 2014 and abolished Circular 75 which had been in effect since November 1, 2005. Pursuant to Circular 37, a PRC resident should apply to SAFE for foreign exchange registration of overseas investments before it makes any capital contribution to a special purpose vehicle, or SPV, using his or her legitimate domestic or offshore assets or interests. SPVs are offshore enterprises directly established or indirectly controlled by domestic residents for the purpose of investment and financing by utilizing domestic or offshore assets or interests they legally hold. Following any significant change in a registered offshore SPV, such as capital increase, reduction, equity transfer or swap, consolidation or division involving domestic resident individuals, the domestic individuals shall amend the registration with SAFE. Where an SPV intends to repatriate funds raised after completion of offshore financing to the PRC, it shall comply with relevant PRC regulations on foreign investment and foreign debt management. A foreign-invested enterprise established through return investment shall complete relevant foreign exchange registration formalities in accordance with the prevailing foreign exchange administration regulations on foreign direct investment and truthfully disclose information on the actual controller of its shareholders. Return investment is also subject to the Foreign Investment Law of the People’s Republic of China (effective January 1, 2020), which, together with its implementing regulations, constitutes the principal upper-level legal basis governing foreign investment access, including return investment, in the PRC. Any cross-border service fee, royalty or interest payment arising in connection with an SPV structure or return investment remains subject to withholding VAT under the Value-Added Tax Law effective January 1, 2026.

If any shareholder who is a PRC resident (as determined by the Circular No. 37) holds any interest in an offshore SPV and fails to fulfil the required foreign exchange registration with the local SAFE branches, the PRC subsidiaries of that offshore SPV may be prohibited from distributing their profits and dividends to their offshore parent company or from carrying out other subsequent cross-border foreign exchange activities. The offshore SPV may also be restricted in its ability to contribute additional capital to its PRC subsidiaries. Where a domestic resident fails to complete relevant foreign exchange registration as required, fails to truthfully disclose information on the actual controller of the enterprise involved in the return investment or otherwise makes false statements, the foreign exchange control authority may order them to take remedial actions, issue a warning, and impose a fine of less than approximately US$42,836.34 on an institution or less than US$7,139.39 on an individual.

Circular 13 was issued by SAFE on February 13, 2015 and became effective on June 1, 2015. Pursuant to Circular 13, a domestic resident who makes a capital contribution to an SPV using his or her legitimate domestic or offshore assets or interests is no longer required to apply to SAFE for foreign exchange registration of his or her overseas investments. Instead, he or she shall register with a bank in the place where the assets or interests of the domestic enterprise in which he or she has interests are located if the domestic resident individually seeks to make a capital contribution to the SPV using his or her legitimate domestic assets or interests; or he or she shall register with a local bank at his or her permanent residence if the domestic resident individually seeks to make a capital contribution to the SPV using his or her legitimate offshore assets or interests.

Circular 19 and Circular 16

Circular 19 was promulgated by SAFE on March 30, 2015 and became effective on June 1, 2015. According to Circular 19, foreign exchange capital of foreign-invested enterprises shall be granted the benefits of Discretional Foreign Exchange Settlement (“Discretional Foreign Exchange Settlement”). With Discretional Foreign Exchange Settlement, foreign exchange capital in the capital account of a foreign-invested enterprise for which the rights and interests of monetary contribution has been confirmed by the local foreign exchange bureau, or for which book-entry registration of monetary contribution has been completed by the bank, can be settled at the bank based on the actual operational needs of the foreign-invested enterprise. The allowed Discretional Foreign Exchange Settlement percentage of the foreign exchange capital of a foreign-invested enterprise has been temporarily set to be 100%. The Renminbi converted from the foreign exchange capital will be kept in a designated account and if a foreign-invested enterprise needs to make any further payment from such account, it will still need to provide supporting documents and to complete the review process with its bank.

Furthermore, Circular 19 stipulates that foreign-invested enterprises shall make bona fide use of their capital for their own needs within their business scopes. The capital of a foreign-invested enterprise and the Renminbi if obtained from foreign exchange settlement shall not be used for the following purposes:

●	directly or indirectly used for expenses beyond its business scope or prohibited by relevant laws or regulations;

●	directly or indirectly used for investment in securities unless otherwise provided by relevant laws or regulations;

●	directly or indirectly used for entrusted loan in Renminbi (unless within its permitted scope of business), repayment of inter-company loans (including advances by a third party) or repayment of bank loans in Renminbi that have been sub-lent to a third party; and

●	directly or indirectly used for expenses related to the purchase of real estate that is not for self-use (except for foreign-invested real estate enterprises).

Circular 16 was issued by SAFE on June 9, 2016. Pursuant to Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. Circular 16 provides an integrated standard for conversion of foreign exchange capital items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis applicable to all enterprises registered in the PRC. Circular 16 reiterates the principle that an enterprise’s Renminbi converted from foreign currency-denominated capital may not be directly or indirectly used for purposes beyond its business scope or purposes prohibited by PRC laws or regulations, and such converted Renminbi shall not be provided as loans to non-affiliated entities.

Circulars 16 and 19 address foreign direct investments into the PRC, and stipulate the procedures applicable to foreign exchange settlement. If and when circumstances require funds to be transferred to our WFOE in the PRC from our offshore entities, then any such transfer would be subject to Circulars 16 and 19.

E. Taxation

The following summary of the material British Virgin Islands, PRC and U.S. tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. This summary is not intended to be, nor should it be construed as, legal or tax advice and is not exhaustive of all possible tax considerations. This summary also does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local, non-U.S., non-PRC, and non-British Virgin Islands tax laws. Investors should consult their own tax advisors with respect to the tax consequences of the acquisition, ownership and disposition of our ordinary shares.

British Virgin Islands Taxation

Under current British Virgin Islands law, shareholders of the Company who are not tax residents of the British Virgin Islands are generally not subject to BVI income tax on dividends paid with respect to the Company’s Class A Ordinary Shares, and gains realized on the sale or other disposition of such shares are generally not subject to BVI income or capital gains tax. The British Virgin Islands generally does not impose withholding tax on dividends paid by the Company to non-BVI tax resident shareholders.

In addition, instruments relating to transfers of the Company’s shares are generally not subject to BVI stamp duty, provided that the Company and its group are not BVI land-owning companies.

People’s Republic of China Taxation

Under the current PRC enterprise income tax laws and regulations, enterprises established in the PRC are generally subject to enterprise income tax at a rate of 25%, although certain qualified high and new technology enterprises and other eligible enterprises may be entitled to preferential tax rates. The Company’s PRC subsidiaries and VIE entities are subject to enterprise income tax based on their respective tax status, business activities and applicable tax incentives.

Under the PRC Enterprise Income Tax Law, an offshore enterprise may be treated as a PRC “resident enterprise” if its place of effective management is deemed to be located in the PRC, in which case its worldwide income may be subject to PRC enterprise income tax at the applicable rate. In determining whether an offshore enterprise constitutes a PRC resident enterprise, PRC tax authorities may consider factors including the location of its effective management. As of the date of this annual report, the Company has not been notified by the PRC tax authorities that it is treated as a PRC resident enterprise.

Dividends, interest, royalties and certain other payments made by PRC subsidiaries to offshore parent companies or other non-PRC recipients may be subject to PRC withholding tax under applicable PRC tax laws, subject to any reduction available under an applicable tax treaty or arrangement. In general, dividends paid by a PRC resident enterprise to a non-resident enterprise shareholder may be subject to a 10% withholding tax, unless a lower rate is available under an applicable treaty or arrangement and the relevant conditions are satisfied.

Service fees, intellectual-property licensing fees and other related-party transactions among the Company’s PRC subsidiaries, the VIE and other affiliated entities are subject to PRC transfer-pricing and related-party transaction rules. PRC tax authorities may make adjustments to transactions that are not conducted on an arm’s-length basis and may impose additional taxes, interest and penalties.

The Company and its PRC operating entities may also be subject to value-added tax, surcharges and other applicable PRC taxes in connection with their business activities. For additional information regarding PRC tax risks, see “Item 3. Key Information—D. Risk Factors.”

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	advertising investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Class A Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Class A Ordinary Shares);

●	persons who acquired our Class A Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Class A Ordinary Shares through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Class A Ordinary Shares; or

●	persons holding our Class A Ordinary Shares through a Trust.

Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Class A Ordinary Shares.

Material Tax Consequences Applicable to U.S. Holders of Our Class A Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Class A Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Class A Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Class A Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Class A Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of ordinary share and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends and Other Distributions on our Class A Ordinary Shares

Subject to the PFIC (defined below) rules discussed below, the gross amount of distributions made by us to you with respect to the Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Class A Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (defined below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the British Virgin Islands, clause (1) above can be satisfied only if the Class A Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Class A Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on Nasdaq. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Class A Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Class A Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Class A Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company (“PFIC”)

We were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended June 30, 2024. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our taxable year ending June 30, 2025 or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse US federal income tax consequences for US taxpayers who are shareholders. We will make this determination following the end of any particular tax year. PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Class A Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. However, we must make a separate determination each year as to whether we are a PFIC, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year.

In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Class A Ordinary Shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the Class A Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Class A Ordinary Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A Ordinary Shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Class A Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Class A Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Class A Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A Ordinary Shares cannot be treated as capital, even if you hold the Class A Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of such taxable year over your adjusted basis in such Class A Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Class A Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the Class A Ordinary Shares are regularly traded on Nasdaq and if you are a holder of Class A Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ordinary shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Class A Ordinary Shares and any gain realized on the disposition of the Class A Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Class A Ordinary Shares, then such Class A Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Class A Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Class A Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Class A Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Class A Ordinary Shares when inherited from a decedent that was previously a holder of our Class A Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Class A Ordinary Shares, or a mark-to-market election and ownership of those Class A Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Class A Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Class A Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Class A Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Class A Ordinary Shares, subject to certain exceptions (including an exception for Class A Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Class A Ordinary Shares.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, registration statements and other information with the SEC. The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov. You may also visit us at https://www.dataseainc.com/. However, information contained on our website does not constitute a part of this annual report.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to certain market risks in the ordinary course of our business, principally including credit and concentration risk, interest rate risk and foreign currency exchange risk. We currently do not enter into derivative financial instruments for trading or speculative purposes.

Concentration and credit risk

Our credit risk primarily relates to cash and cash equivalents, accounts receivable and other receivables. We maintain our cash primarily with financial institutions that we believe have appropriate credit quality and manage customer credit risk through customer credit evaluation, contract management and accounts-receivable collection procedures.

As of June 30, 2026, our accounts receivable was $946,891. Changes in customer concentration, customer financial condition or payment behavior could affect the collectability of our receivables. We evaluate expected credit losses in accordance with ASC 326 and our applicable accounting policies. See the notes to our consolidated financial statements for additional information regarding customer concentration and credit losses.

Interest Rate Risk

Our interest rate exposure primarily relates to our bank borrowings. As of June 30, 2026, we had approximately $5.58 million of outstanding bank borrowings. Our existing bank borrowings principally bear fixed or preferential contractual interest rates and, accordingly, short-term changes in market interest rates do not directly change the contractual interest rates applicable to a substantial portion of our existing borrowings.

Changes in market interest rates, however, may affect the cost of future borrowings, renewals or refinancing. We currently do not use interest-rate swaps or other derivative financial instruments to hedge our interest-rate exposure.

Foreign Exchange Risk

Our reporting currency is the U.S. dollar, while a substantial portion of our operations is conducted in the PRC and the functional currency of our PRC operating entities is primarily the Renminbi. Accordingly, changes in the exchange rate between the Renminbi and the U.S. dollar may affect the U.S.-dollar amounts of our reported revenue, expenses, assets, liabilities and results of operations.

The value of the Renminbi against the U.S. dollar is affected by PRC monetary and fiscal policies, economic conditions, market supply and demand and other macroeconomic factors. Appreciation or depreciation of the Renminbi against the U.S. dollar may result in foreign-currency translation adjustments in our consolidated financial statements and may affect the U.S.-dollar value of cash flows generated by our PRC operations.

Cross-border transfers of funds are also subject to PRC foreign-exchange regulations. Payments relating to current-account transactions, including trade- and service-related transactions, generally may be made subject to applicable banking and procedural requirements, while capital-account transactions may be subject to registration, filing, bank verification or other regulatory procedures. Capital contributions or loans to our PRC subsidiaries, as well as dividends and other payments by PRC subsidiaries to offshore entities, may therefore be subject to applicable foreign-exchange requirements.

We currently do not use foreign-exchange forward contracts, currency swaps or other derivative financial instruments to hedge our exposure to fluctuations in the Renminbi against the U.S. dollar. We continue to monitor exchange-rate movements and their potential impact on our operations and financial condition.

Inflation Risk

Inflation has not had a material impact on our overall results of operations to date. However, sustained inflation could increase labor, raw-material, electronic-component, third-party manufacturing, cloud-computing, model-access, logistics and other operating costs.

If we are unable to offset higher costs through pricing adjustments, supply-chain management, improvements in operating efficiency or other measures, sustained inflationary pressures could adversely affect our gross margins and results of operations. We will continue to monitor inflation and cost trends in China, the United States and other markets in which we operate.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and principal financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of June 30, 2026.

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Based on this evaluation, and in light of the material weaknesses in our internal control over financial reporting described below that had not been fully remediated as of June 30, 2026, our Chief Executive Officer and principal financial officer concluded that our disclosure controls and procedures were not effective as of June 30, 2026.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, our principal executive officer and principal financial officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

Management evaluated the effectiveness of our internal control over financial reporting as of June 30, 2026 using the criteria set forth in the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.

As of June 30, 2026, management identified the following material weaknesses in our internal control over financial reporting:

(i) due to the relatively limited size of our finance and related functional teams, segregation of duties remains insufficient in certain key financial reporting processes;

(ii) our independent monitoring of the operating effectiveness of internal controls, the frequency of control testing, and the documentation and tracking of control deficiencies and remediation activities require further improvement to ensure that deficiencies are identified, assessed and remediated on a timely basis; and

(iii) we continue to have limited in-house accounting and finance personnel with sufficient experience in U.S. GAAP, SEC reporting requirements and financial reporting requirements applicable to U.S.-listed public companies, and we continue to rely to some extent on external professional advisers with respect to complex accounting matters and SEC financial reporting.

As a result of these material weaknesses, management concluded that our internal control over financial reporting was not effective as of June 30, 2026.

Internal Control Improvements and Remediation Progress During FY 2026

Although the material weaknesses described above had not been fully remediated as of June 30, 2026, we continued during FY 2026 to enhance our internal control framework and related management procedures.

We further clarified the responsibilities and reporting relationships among the Board of Directors, the Audit Committee, management, the finance function and our operating entities, and strengthened tiered authorization and approval procedures relating to material contracts, payments, bank accounts, asset acquisitions, share issuances and disclosure matters. Our Board consists of five directors, three of whom are independent directors, and the Audit Committee continues to oversee financial reporting, material transactions and internal-control remediation.

We also further incorporated routine contract, payment, seal-use and related approval processes into online workflow systems, including WeCom and other internal approval platforms. Relevant business personnel are generally required to submit contracts, invoices, payment support, acceptance documentation and other supporting materials, which are reviewed by different responsible personnel in accordance with applicable authorization levels. For material asset acquisitions, share issuances and other significant transactions, we require supporting agreements, pricing or valuation materials, and applicable Board or other corporate-governance approvals to be retained.

As part of our risk-assessment process, we continued to evaluate operating, financial, compliance, technology and capital-markets risks in connection with our annual operating plans, budgets, research and development activities, commercialization plans and public-company compliance requirements. During FY 2026, we also evaluated the impact of our redomiciliation to the British Virgin Islands, new businesses and products, material capital-markets matters, and changes in applicable laws, regulations and Nasdaq requirements on our corporate governance, financial reporting, disclosure and internal-control processes. Where appropriate, management consulted with our external auditors, U.S. legal counsel and other professional advisers.

We also continued to strengthen information-technology-related controls, including assigning access rights to WeCom, financial systems, online banking, email and other important systems based on job responsibilities; adjusting or terminating system access upon employee onboarding, changes in responsibilities or termination; maintaining data backup and archival procedures through system and cloud-service providers; requiring approval for significant system-access and configuration changes; and using system logs, approval records and bank-transaction records for tracking and review purposes.

In addition, we continued to monitor the operation of controls through routine financial reviews, bank-transaction reviews, periodic operating and financial reporting, semiannual and annual management reviews, and our annual external audit process. Identified control issues are assigned to responsible departments for remediation and are tracked by management, with material matters reported to the Audit Committee or the Board depending on their nature and significance.

These measures improved our control environment, risk assessment, control activities, information and communication, and monitoring processes. However, as of June 30, 2026, the remediation efforts had not progressed sufficiently for management to conclude that the material weaknesses described above had been fully remediated. Accordingly, management continued to conclude that our internal control over financial reporting was not effective as of June 30, 2026.

Changes in Internal Control Over Financial Reporting

During the fiscal year ended June 30, 2026, we implemented the internal-control improvements described above, including enhancements to authorization and approval procedures, supporting documentation and governance approvals for material transactions, information-technology access and system management, risk-assessment procedures, tracking of internal-control issues and remediation efforts, and management and Audit Committee oversight.

Except for the foregoing continuing improvements and remediation activities, there were no other changes in our internal control over financial reporting during the fiscal year ended June 30, 2026 that materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

It is determined that Stephen Wong possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC.

ITEM 16B. CODE OF ETHICS

Code of Conduct and Ethics

We have adopted a written code of ethics that applies to all of our directors, officers and employees in accordance with Nasdaq listing rules and the SEC. A copy of the code is posted on our website, www.dataseainc.com and will be provided without charge upon request to us at our principal executive office. In addition, we post on our website all disclosures that are required by law or Nasdaq listing standards concerning any amendments to, or waivers from, any provision of the code.

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed or expected to be billed to the Company by its independent registered public accounting firm, Kreit & Chiu CPA LLP, for professional services rendered in connection with the fiscal years ended June 30, 2026 and 2025. Audit fees principally include fees for the audit of our annual consolidated financial statements and audit services related to SEC filings. Audit-related fees include fees for professional services that are reasonably related to the performance of the audit but are not included in audit fees. Tax fees include fees for tax compliance, tax advice and tax planning. All other fees include fees for services not included in the foregoing categories.

	2026	2025
Audit Fees	$165,900	$179,875
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
TOTAL	$165,900	$179,875

Pre-Approval Policies and Procedures

Our Audit Committee pre-approves audit, audit-related and other permissible non-audit services to be provided by our independent registered public accounting firm in accordance with applicable SEC requirements. In considering whether to approve such services, the Audit Committee considers the nature of the services, the expected fees and whether the provision of such services is compatible with maintaining the independence of the independent registered public accounting firm.

All audit and permissible non-audit services provided by our independent registered public accounting firm for the fiscal years ended June 30, 2026 and 2025 were approved by the Audit Committee or the Board of Directors in accordance with applicable procedures. The Audit Committee determined that the provision of such services was compatible with maintaining the independence of the independent registered public accounting firm.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Our common stock began trading on the NASDAQ Capital Market under the symbol “DTSS” on December 18 2018.

We have not made any repurchases of the equity securities of Datasea for the period covered by this report.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANTS

Not applicable. As of the date of this annual report, there has been no change in the Company’s independent registered public accounting firm. Kreit & Chiu CPA LLP continues to serve as the Company’s independent registered public accounting firm.

ITEM 16G. CORPORATE GOVERNANCE

As a British Virgin Islands exempted company that is listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. Nasdaq rules, however, permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the British Virgin Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

Pursuant to Nasdaq Listing Rule 5615(a)(3), as a foreign private issuer, the Company is permitted, subject to applicable conditions, to follow the corporate governance practices of the British Virgin Islands in lieu of certain requirements of the Nasdaq Rule 5600 Series.

The Company intends to rely on such home-country practice exemptions, including, where applicable, with respect to certain shareholder approval requirements under Nasdaq Listing Rule 5635. To the extent permitted under British Virgin Islands law and the Company’s Memorandum and Articles of Association, the Board of Directors may approve and issue shares without obtaining shareholder approval solely because the issuance meets the share-number or voting-power thresholds specified in Nasdaq Rule 5635.

For example, Nasdaq Listing Rule 5635(a) generally requires shareholder approval prior to an issuance of common stock in connection with the acquisition of the stock or assets of another company if the issuance equals or exceeds 20% of the number of shares of common stock or voting power outstanding before the issuance. As a foreign private issuer, the Company may, to the extent permitted under BVI law, rely on its home-country corporate governance practices in lieu of this Nasdaq shareholder approval requirement.

The Company will continue to comply with Nasdaq requirements that are not subject to the foreign private issuer home-country practice exemption, including applicable voting-rights requirements, audit committee requirements and other mandatory listing standards.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTION

Not applicable

ITEM 16J. INSIDER TRADING POLICIES

Insider Trading Policy

The Company has adopted an insider trading policy, as amended, filed as Exhibit 11.2 herewith and applies to the Company’s directors, officers, employees and other persons subject to the policy. The policy governs purchases, sales and other transactions in the Company’s securities and is intended to promote compliance with applicable U.S. federal securities laws and regulations and Nasdaq listing requirements. The Company also maintains related internal approval, information-management and compliance procedures designed to manage access to material non-public information and securities transactions.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We incorporate cybersecurity and information-technology risks into our overall internal-control and risk-management framework and implement technical and administrative measures based on the nature of our business, the information systems we use and the types of data we process.

We use WeCom, financial systems, online banking, email, cloud services and other office and business systems in our day-to-day operations. System access rights are generally assigned based on employee roles and responsibilities, with individual user accounts used where practicable and shared accounts restricted. Access rights are added, modified or terminated in connection with employee onboarding, changes in responsibilities or termination. Access to key systems and online banking is subject to review by appropriate management or finance personnel. We also use segregation of duties and management-review controls to reduce the risk that a single individual has end-to-end control over critical systems or financial processes.

Important business and financial information is maintained through system- and cloud-based backup functions, internal archival procedures and other appropriate storage arrangements. Important contracts, financial reports and audit-supporting documentation are also archived. We use login, approval, operational and transaction logs available through our systems to track and review unusual logins, access changes, transaction anomalies and other potential information-security matters.

For standard office, financial and cloud-based systems, we principally rely on third-party service providers with established market reputations and service capabilities and consider service stability, data security, confidentiality obligations and technical-support capabilities in selecting and managing such providers. For internally developed systems and software, we apply controls relating to requirements, development, testing, acceptance and version management.

Employees are expected to report account irregularities, viruses, phishing emails, data leakage, system interruptions and other potential information-security incidents to management or the relevant system administrator on a timely basis. Depending on the nature and potential impact of an incident, responsive measures may include password resets, suspension of access rights, device isolation, support from third-party service providers, data restoration and, where appropriate, legal, regulatory and disclosure assessments.

As of the date of this annual report, we are not aware of any cybersecurity incident or risk from cybersecurity threats that has materially affected, or is reasonably likely to materially affect, the Company, including its business strategy, results of operations or financial condition.

Governance

Our Board of Directors has overall oversight responsibility for cybersecurity and information-technology risk management. Management is responsible for the day-to-day implementation of cybersecurity and information-technology risk-management policies and controls, with personnel in finance, administration, technology and other relevant functions participating in such processes based on their respective responsibilities.

Management identifies and monitors information-technology and cybersecurity risks through system-access management, incident reporting, data-backup procedures, system logs, vendor management and other internal-control procedures. Material cybersecurity incidents or information-security matters that could materially affect our financial reporting, operations or disclosures are required to be escalated to senior management and, depending on their nature and significance, to the Board of Directors or Audit Committee for oversight.

In assessing a potentially material cybersecurity incident, we consider whether the incident may affect financial reporting, internal controls, business continuity, customer or Company data, or our disclosure obligations under applicable law. Where appropriate, we may consult external legal counsel, auditors, system service providers or other professional advisers.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Datasea Intelligent Technology Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Datasea Intelligent Technology Ltd. (formerly known as Datasea Inc.) and its subsidiaries (the “Company”) as of June 30, 2026, and 2025 and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for each of the three years in the period ended June 30, 2026, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2026 and 2025, and the results of its operations and its cash flows for each of the three years ended June 30, 2026 in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty – See Also Critical Audit Matters Section Below

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations, negative working capital, and accumulated deficit, which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the entity’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to Datasea Intelligent Technology Ltd. and its subsidiaries in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Going Concern - Refer to Note 2 to the financial statements

Critical Audit Matter Description

For the years ending June 30, 2026, 2025, and 2024, the Company had a net loss of approximately $2.13 million, $5.09 million and $11.38 million, respectively. The Company had an accumulated deficit of approximately $46.66 million as of June 30, 2026. Net cash provided by operating activities was approximately $2.03 million for the year ended June 30, 2026, while net cash used in operating activities was approximately $2.37 million and $6.40 million for the year ended June 30, 2025 and 2024, respectively. The historical operating results, including recurring losses from operations, raise substantial doubt about the Company’s ability to continue as a going concern.

We identified this as a critical audit matter because the existence of substantial doubt about the Company’s ability to continue as a going concern is a material consideration that could impact the presentation of the financial statements and is central to financial statement users’ evaluation of the Company.

How the Critical Audit Matter was Addressed in the Audit

Our principal audit procedures to address this matter included obtaining management’s cash-flow forecasts and evaluating the reasonableness of key underlying assumptions. We also obtained and evaluated management’s mitigating plans intended to alleviate the conditions giving rise to substantial doubt, including assessing the feasibility of such plans. Management’s plans have not alleviated substantial doubt about the Company’s ability to continue as a going concern. Although the plans may improve liquidity if successfully implemented, management has not demonstrated that their timely implementation and effectiveness are probable. Accordingly, substantial doubt remains about the Company’s ability to continue as a going concern for one year from the date the financial statements are issued.

Impairment of Intangible Assets- Refer to Note 2 to the financial statements

Critical Audit Matter Description

As discussed in Notes 2 and 4 to the consolidated financial statements, the Company’s intangible assets mainly include patents and software copyrights of approximately $11.3 million as of June 30, 2026. Management’s evaluation of impairment of intangible assets involves significant judgment, including assumptions about future cash flows and commercialization timelines.

We identified the impairment of intangible assets as a critical audit matter due to the subjectivity of management’s judgments and the high degree of estimation uncertainty.

How the Critical Audit Matter was Addressed in the Audit

Our principal audit procedures included evaluating management’s impairment assessment process for intangible assets. We identified and evaluated the reasonableness of significant assumptions underlying management’s cash-flow forecasts, including projected commercialization timelines and forecasted revenues. We corroborated certain forecasted revenue assumptions against subsequent sales data for related products. We also performed sensitivity analysis over key assumptions to evaluate the impact of reasonably possible changes in those assumptions on the impairment conclusion.

/s/ Kreit & Chiu CPA LLP

We have served as the Company’s auditor since 2021.

Los Angeles, California

October 2, 2026

PCAOB Firm ID: 6651

DATASEA INTELLIGENT TECHNOLOGY LTD.

CONSOLIDATED BALANCE SHEETS

	JUNE 30, 2026	JUNE 30, 2025

ASSETS
CURRENT ASSETS
Cash	$431,246	$620,807
Restricted cash	176,676	-
Accounts receivable	946,891	1,374,180
Inventory, net	119,408	206,610
Value-added tax prepayment	67,073	137,025
Prepaid expenses and other current assets	1,529,701	583,650
Total current assets	3,270,995	2,922,272

NONCURRENT ASSETS
Property and equipment, net	22,689	25,560
Intangible assets, net	11,251,320	3,495,984
Right-of-use assets, net	222,487	292,065
Total noncurrent assets	11,496,496	3,813,609

TOTAL ASSETS	$14,767,491	$6,735,881

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$147,000	$420,038
Contract liability	622,020	150,088
Accrued expenses and other payables	899,808	547,706
Due to related parties	52,024	6,126
Operating lease liabilities	174,629	128,525
Bank loan payables	5,579,292	2,374,767
Total current liabilities	7,474,773	3,627,250

NONCURRENT LIABILITIES
Operating lease liabilities	45,136	166,436
Total noncurrent liabilities	45,136	166,436

TOTAL LIABILITIES	7,519,909	3,793,686

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY
Common stock A, no par value, 12,263,177 and 8,128,127 shares issued and outstanding as of June 30, 2026 and 2025, respectively	-	-
Common stock B, no par value, 4,000,000 and nil shares issued and outstanding as of June 30, 2026 and 2025, respectively	-	-
Additional paid-in capital	53,707,964	47,339,638
Accumulated comprehensive income	263,114	138,586
Accumulated deficit	(46,712,456)	(44,526,016)
TOTAL COMPANY STOCKHOLDERS’ EQUITY	7,258,622	2,952,208

Noncontrolling interest	(11,040)	(10,013)

TOTAL STOCKHOLDERS’ EQUITY	7,247,582	2,942,195

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$14,767,491	$6,735,881

The accompanying notes are an integral part of these consolidated financial statements.

DATASEA INTELLIGENT TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	YEARS ENDED JUNE 30,
	2026	2025	2024

Revenues	$40,698,799	$71,616,820	$23,975,867
Cost of revenues	36,541,993	69,172,872	23,501,762

Gross profit	4,156,806	2,443,948	474,105

Operating expenses
Selling	1,218,006	1,980,224	3,279,627
General and administrative	2,676,885	4,703,443	8,960,523
Research and development	2,565,116	914,996	359,342

Total operating expenses	6,460,007	7,598,663	12,599,492

Loss from operations	(2,303,201)	(5,154,715)	(12,125,387)

Non-operating income
Other income (expenses), net	116,060	70,169	(97,893)
Interest income	199	5,016	1,975

Total non-operating income (expenses), net	116,259	75,185	(95,918)

Loss before income tax	(2,186,942)	(5,079,530)	(12,221,305)

Income tax	-	6,596	-

Loss before noncontrolling interest from continuing operations	(2,186,942)	(5,086,126)	(12,221,305)
Income before noncontrolling interest from discontinued operations	-	-	833,546

Less: loss attributable to noncontrolling interest from continuing operations	(502)	(432)	(10,695)
Less: loss attributable to noncontrolling interest from discontinued operations	-	-	-

Net loss to the Company from continuing operations	(2,186,440)	(5,085,694)	(12,210,610)
Net income to the Company from discontinued operations	-	-	833,546

Net loss to the Company	$(2,186,440)	$(5,085,694)	$(11,377,064)

Other comprehensive item
Foreign currency translation gain (loss) attributable to the Company	124,528	(103,622)	(151,044)
Foreign currency translation gain (loss) attributable to noncontrolling interest	(525)	60,588	10

Comprehensive loss attributable to the Company	$(2,061,912)	$(5,189,316)	$(11,528,108)

Comprehensive income (loss) attributable to noncontrolling interest	$(1,027)	$60,156	$(10,685)

Basis and diluted net loss per share	$(0.23)	$(0.77)	$(4.38)

Weighted average shares used for computing basic and diluted loss per share	9,643,617	6,610,842	2,597,077

The accompanying notes are an integral part of these consolidated financial statements.

DATASEA INTELLIGENT TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

YEARS ENDED JUNE 30, 2026, 2025 AND 2024

	Common Stock A		Common Stock B		Additional paid-in	Accumulated	Accumulated other comprehensive	Noncontrolling	Total Stockholders’
	Shares	Amount	Shares	Amount	capital	deficit	income	interest	Equity
Balance at July 1, 2023	1,889,315	$-	-	$-	$24,150,757	$(28,063,258)	$393,252	$(60,848)	$(3,580,097)

Net loss	-	-	-	-	-	(11,377,064)	-	(10,695)	(11,387,759)

Issuance of common stock for equity financing	685,940	-	-	-	8,061,286	-	-	-	8,061,286

Shares issued for stock compensation expense	912,221	-	-	-	6,389,728	-	-	-	6,389,728

Shares issued for paying officers’ accrued salary and bonus	102,144	-	-	-	359,598	-	-	-	359,598

Foreign currency translation loss	-	-	-	-	-	-	(151,044)	10	(151,034)

Balance at June 30, 2024	3,589,620	-	-	-	38,961,369	(39,440,322)	242,208	(71,533)	(308,278)

Net loss	-	-	-	-	-	(5,085,694)	-	(432)	(5,086,126)

Noncontrolling interest disposal at closure of the entity	-	-	-	-	-	-	-	1,391	1,391

Issuance of common stock for equity financing	692,308	-	-	-	1,958,752	-	-	-	1,958,752

Issuance of common stock for equity financing - related parties	1,932,224	-	-	-	3,980,381	-	-	-	3,980,381

Shares issued for stock compensation expense	661,978	-	-	-	1,698,781	-	-	-	1,698,781

Shares issued for purchase of intangible assets from the Company’s major shareholders	1,167,253	-	-	-	-	-	-	-	-

Forgiveness of debt by shareholders	-	-	-	-	546,293	-	-	-	546,293

Shares issued for paying officers’ accrued salary and bonus	84,744	-	-	-	194,062	-	-	-	194,062

Foreign currency translation gain (loss)	-	-	-	-	-	-	(103,622)	60,561	(43,061)

Balance at June 30, 2025	8,128,127	-	-	-	47,339,638	(44,526,016)	138,586	(10,013)	2,942,195

Net loss	-	-	-	-	-	(2,186,440)	-	(502)	(2,186,942)

Shares issued for stock compensation expense	877,195	-	-	-	1,560,923	-	-	-	1,560,923

Shares issued for paying officers’ accrued salary and bonus	65,391	-	-	-	265,876	-	-	-	265,876

Shares issued for purchase of intangible assets	7,192,464	-	-	-	4,526,106	-	-	-	4,526,106

Forgiveness of debt by shareholders	-	-	-	-	15,421	-	-	-	15,421

Transfer to Common Stock B	(4,000,000)	-	4,000,000	-	-	-	-	-	-

Foreign currency translation gain (loss)	-	-	-	-	-	-	124,528	(525)	124,003

Balance at June 30, 2026	12,263,177	$-	4,000,000	$-	$53,707,964	$(46,712,456)	$263,114	$(11,040)	$7,247,582

The accompanying notes are an integral part of these consolidated financial statements.

DATASEA INTELLIGENT TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEARS ENDED JUNE 30,
	2026	2025	2024

Cash flows from operating activities:
Loss including noncontrolling interest	$(2,186,942)	$(5,086,126)	$(11,387,759)
Adjustments to reconcile loss including noncontrolling interest to net cash provided by (used in) operating activities:
Gain on disposal of subsidiary	-	-	(833,546)
Bad debt expense	-	18,855	-
Inventory impairment	30,717	99,478	-
Depreciation and amortization	2,090,406	1,139,264	494,480
Loss on disposal of fixed assets	64	17,196	2,979
Operating lease expense	167,377	136,506	167,969
Investment loss	-	-	56,081
Loan forgiveness	15,421	105,356	-
Stock compensation expense	1,826,800	1,892,842	6,749,326
Changes in assets and liabilities:
Accounts receivable	483,771	(658,711)	(717,220)
Inventory	64,348	(153,179)	91,076
Value-added tax prepayment	74,832	(29,953)	(51,078)
Prepaid expenses and other current assets	(896,435)	877,711	(810,421)
Accounts payable	(280,416)	(651,887)	597,744
Contract liability	451,511	101,051	(472,584)
Accrued expenses and other payables	307,688	(45,306)	(108,736)
Payment on operating lease liabilities	(172,984)	(137,777)	(177,194)

Net cash provided by (used in) operating activities	1,976,158	(2,374,680)	(6,398,883)

Cash flows from investing activities:
Acquisition of property and equipment	(942)	(8,129)	(6,868)
Acquisition of intangible assets	(4,928,015)	(4,077,068)	(161,054)
Cash disposed due to disposal of subsidiary	-	-	(35)

Net cash used in investing activities	(4,928,957)	(4,085,197)	(167,957)

Cash flows from financing activities:
Proceeds from (repayment to) related parties	44,333	(203,218)	360,804
Proceeds from loan payables	5,997,130	2,374,350	-
Repayment of loan payables	(2,998,565)	(1,164,895)	(1,582,513)
Net proceeds from issuance of common stock	-	5,939,133	8,061,286

Net cash provided by financing activities	3,042,898	6,945,370	6,839,577

Effect of exchange rate changes on cash	(102,984)	(45,948)	(111,203)

Net increase (decrease) in cash	(12,885)	439,545	161,534

Cash, beginning of year	620,807	181,262	19,728

Cash and restricted cash, end of year	$607,922	$620,807	$181,262

Supplemental disclosures of cash flow information:
Cash paid for interest	$96,517	$38,213	$20,516
Cash paid for income tax	$-	$6,596	$-

Supplemental disclosures of non-cash operating, investing and financing activities:
Right-of-use assets obtained in exchange for operating lease liabilities	$79,366	$356,046	$125,280
Transfer of debt owing to the Company’s’ CEO to Mr. Wanli Kuai	$-	$-	$730,163
Shares issued for paying officers’ accrued salary and bonus	$265,876	$194,062	$359,496
Shares issued for intangible assets purchase	$4,526,106	$-	$-
Loan forgiveness by shareholder	$15,421	$546,293	$-

The accompanying notes are an integral part of these consolidated financial statements.

DATASEA INTELLIGENT TECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2026 AND 2025

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Datasea Inc. (the “Company,” “Datasea,” or “we,” “us,” “our”) was incorporated in the State of Nevada on September 26, 2014 under the name Rose Rock Inc. and changed its name to Datasea Inc. on May 27, 2015. On May 26, 2015, the Company’s founder, Xingzhong Sun, sold 6,666,667 shares of common stock, par value $0.001 per share, of the Company (the “Common Stock”) to Zhixin Liu (“Ms. Liu”), an owner of Shuhai Skill (HK) as defined below. On October 27, 2016, Mr. Sun sold his remaining 1,666,667 shares of Common Stock of the Company to Ms. Liu. As a holding company with no material operations, the Company conducts a majority of its business activities through organizations established in the People’s Republic of China (“PRC), primarily by variable interest entity (the “VIE”). The Company does not have any equity ownership of its VIE, instead it controls and receives economic benefits of the VIE’s business operations through certain contractual arrangements.

On April 15, 2026, Datasea effected a domiciliation to the British Virgin Islands (the “BVI”) through a merger with Datasea Intelligent Technology Ltd. (“DIT”), a business company incorporated under the laws of the BVI and a wholly owned subsidiary of the Company (the “Redomicile Merger”). On April 15, 2026, each share of the Company’s common stock held by the Company’s stockholders was converted into one Class A ordinary share of Datasea Intelligent Technology Ltd. (“DIT”), except that the 2,000,000 shares of common stock held by each of Zhixin Liu and Fu Liu were converted into 2,000,000 Class B ordinary shares of DIT, respectively.

On October 29, 2015, the Company entered into a share exchange agreement (the “Exchange Agreement”) with the shareholders (the “Shareholders”) of Shuhai Information Skill (HK) Limited (“Shuhai Skill (HK)”), a limited liability company (“LLC”) incorporated on May 15, 2015 under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China (the “PRC”). Pursuant to the terms of the Exchange Agreement, the Shareholders, who own 100% of Shuhai Skill (HK), transferred all of the issued and outstanding ordinary shares of Shuhai Skill (HK) to the Company for 6,666,667 shares of Common Stock, causing Shuhai Skill (HK) and its wholly owned subsidiaries, Tianjin Information Sea Information Technology Co., Ltd. (“Tianjin Information” or “WFOE”), an LLC incorporated under the laws of the PRC, and Harbin Information Sea Information Technology Co., Ltd., an LLC incorporated under the laws of the PRC, to become wholly-owned subsidiaries of the Company; and Shuhai Information Technology Co., Ltd., also an LLC incorporated under the laws of the PRC (“Shuhai Beijing”), to become a VIE of the Company through a series of contractual agreements between Shuhai Beijing and Tianjin Information. The transaction was accounted for as a reverse merger, with Shuhai Skill (HK) and its subsidiaries being the accounting survivor. Accordingly, the historical financial statements presented are those of Shuhai Skill (HK) and its consolidated subsidiaries and VIE.

Following the Share Exchange, the Shareholders, Zhixin Liu and her father, Fu Liu, owned approximately 82% of the Company’s outstanding shares of Common Stock. As of October 29, 2015, there were 18,333,333 shares of Common Stock issued and outstanding, 15,000,000 of which were beneficially owned by Zhixin Liu and Fu Liu.

After the Share Exchange, the Company, through its consolidated subsidiaries and VIE provide smart security solutions primarily to schools, tourist or scenic attractions and public communities in China.

On October 16, 2019, Shuhai Beijing incorporated a wholly owned subsidiary, Heilongjiang Xunrui Technology Co. Ltd. (“Xunrui”), which develops and markets the Company’s smart security system products.

On December 3, 2019, Shuhai Beijing formed Nanjing Shuhai Equity Investment Fund Management Co. Ltd. (“Shuhai Nanjing”), a joint venture in PRC, in which Shuhai Beijing holds a 99% ownership interest with the remaining 1% held by Nanjing Fanhan Zhineng Technology Institute Co. Ltd, an unrelated party that was supported by both Nanjing Municipal Government and Beijing University of Posts and Telecommunications. Shuhai Nanjing was formed for gaining the easy access to government funding and private financing for the Company’s new technology development and new project initiation.

In January 2020, the Company acquired ownership in three entities for no consideration from the Company’s management, which set up such entities on the Company’s behalf (described below).

On January 3, 2020, Shuhai Beijing entered into two equity transfer agreements (the “Transfer Agreements”) with the President, and a Director of the Company. Pursuant to the Transfer Agreements, the Director and the President, each agreed, for no consideration, to (i) transfer his 51% and 49% respective ownership interests, in Guozhong Times (Beijing) Technology Ltd. (“Guozhong Times”) to Shuhai Beijing; and (ii) transfer his 51% and 49% respective ownership interests, in Guohao Century (Beijing) Technology Ltd. (“Guohao Century”) to Shuhai Beijing. Guozhong Times and Guohao Century were established to develop technology for electronic products, intelligence equipment and accessories, and provide software and information system consulting, installation and maintenance services.

On January 7, 2020, Shuhai Beijing entered into another equity transfer agreement with the President, the Director described above and an unrelated individual. Pursuant to this equity transfer agreement, the Director, the President and the unrelated individual each agreed to transfer his 51%, 16%, 33% ownership interests, in Guozhong Haoze (Beijing) Technology Ltd. (“Guozhong Haoze”) to Shuhai Beijing for no consideration. Guozhong Haoze was formed to develop and market the smart security system products.

On August 17, 2020, Beijing Shuhai formed a new wholly-owned subsidiary Shuhai Jingwei to expand the security-oriented systems developing, consulting and marketing business overseas.

On November 16, 2020, Guohao Century formed Hangzhou Zhangqi Business Management Limited Partnership (“Zhangqi”) with ownership of 99% as an ordinary partner. In November 2023, the Company dissolved Zhangqi as a result of disposal of Zhuangxun  in July 2023, Zhangqi had no operations but only serves as a holding company of Zhagnxun. In November 2023, the Company dissolved Zhangqi.

On November 19, 2020, Guohao Century formed a 51% owned subsidiary Hangzhou Shuhai Zhangxun Information Technology Co., Ltd (“Zhangxun”) for research and development of 5G Multimodal communication technology. Zhangqi owns 19% of Zhangxun; accordingly, Guohao Century ultimately owns 69.81% of Zhangxun. On December 20, 2022, Guohao Century acquired a 30% ownership interests of Zhangxun from Zhengmao Zhang at the price of approximately US$0.15. After the transaction, Guohao Century owns 81% of Zhangxun, and Zhangqi owns 19% of Zhangxun; On February 15, 2023, Guohao Century acquired a 9% ownership interests of Zhangxun from the Zhangqi at the price of approximately US$130,434. After the transaction, Guohao Century owns 90% of Zhangxun, and Zhangqi owns 10% of Zhangxun; as a result, Guohao Century ultimately owns 99.9 % of Zhangxun. On July 20, 2023, the Company sold Zhangxun to a third party for approximately US$0.28.

On February 16, 2022, Shuhai Jingwei formed Shenzhen Acoustic Effect Management Limited Partnership (“Shenzhen Acoustic MP”) with 99% ownership interest, the remaining 1% ownership interest is held by a third party.

On February 16, 2022, Shuhai Jingwei formed Shuhai (Shenzhen) Acoustic Effect Technology Co., Ltd (“Shuhai Shenzhen Acoustic Effect”), a PRC company, in which Shuhai Jingwei holds 60% ownership interest, 10% ownership interest is held by Shenzhen Acoustic MP, and remaining 30% ownership interest is held by a third party. On October 18, 2022, Shuhai Jingwei acquired 30% ownership interest of Shuhai Acoustic Effect, a PRC company from the third party at the price of approximately US$0.15. After the transaction, Shuhai Jingwei owns 90% of Shuhai Shenzhen Effect, and Shenzhen Acoustic MP still owns 10% of Shuhai Shenzhen Effect; accordingly, Shuhai Jingwei ultimately owns 100% of Shuhai Acoustic Effect. The book value of 30% interest acquired from the third party was $(26,993) due to its accumulated deficit.

On March 4, 2022, Shuhai Beijing formed Beijing Yirui Business Management Development Center (“Yirui”) with 99% ownership interest as an ordinary partner, the remaining 1% ownership interest is held by Zhixin Liu.

On March 4, 2022, Shuhai Beijing formed Beijing Yiying Business Management Development Center (“Yiying”) with 99% ownership interest as an ordinary partner, the remaining 1% ownership interest is held by Zhixin Liu.

On July 31, 2023, Datasea established a wholly owned subsidiary Datasea Acoustic, LLC (“Datasea Acoustic”) in the state of Delaware for expanding the products to the market in North America.

On October 24, 2023, Guozhong Times formed Shuhai Yiyun (Shenzhen) digital technology Co, Ltd (“Yiyun”) with 66% ownership interest, the remaining 34% ownership interest is held by a third party. As of the report date, Yiyun did not have any operations.

On January 10, 2024, the Company’s Board of Directors approved a reverse stock split of its authorized and issued and outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), at a ratio of 1-for-15, which become legal effective on January 19, 2024. After the reverse stock split, every 15 issued and outstanding shares of the Company’s Common Stock was converted automatically into one share of the Company’s Common Stock without any change in the par value per share. The total number of shares of Common Stock authorized for issuance was then reduced by a corresponding proportion from 375,000,000 shares to 25,000,000 shares of Common Stock. All share amounts have been retroactively restated to reflect the reverse stock split for all periods presented.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GOING CONCERN

The accompanying consolidated financial statements (“CFS”) were prepared assuming the Company will continue as a going concern, which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business. For the years ended June 30, 2026, 2025 and 2024, the Company had a net loss of approximately $2.19 million, $5.09 million and $11.38 million, respectively. The Company had an accumulated deficit of approximately $46.71 million as of June 30, 2026, and cash flow from operating activities of approximately $1.98 million, $(2.37) million and $(6.40) million for the years ended June 30, 2026, 2025 and 2024, respectively. The historical operating results including recurring losses from operations raise substantial doubt about the Company’s ability to continue as a going concern.

If deemed necessary, management could seek to raise additional funds by way of admitting strategic investors, or private or public offerings, or by seeking to obtain loans from banks or others, to support the Company’s research and development (“R&D”), procurement, marketing and daily operation. While management of the Company believes in the viability of its strategy to generate sufficient revenues and its ability to raise additional funds on reasonable terms and conditions, there can be no assurances to that effect. The ability of the Company to continue as a going concern depends upon the Company’s ability to further implement its business plan and generate sufficient revenue and its ability to raise additional funds by way of a public or private offering. There is no assurance that the Company will be able to obtain funds on commercially acceptable terms, if at all. There is also no assurance that the amount of funds the Company might raise will enable the Company to complete its initiatives or attain profitable operations. If the Company is unable to raise additional funding to meet its working capital needs in the future, it may be forced to delay, reduce or cease its operations.

BASIS OF PRESENTATION AND CONSOLIDATION

The CFS were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the SEC regarding CFS. The accompanying CFS include the financial statements of the Company and its 100% owned subsidiaries Shuhai Information Skill (HK) Limited (“Shuhai Skill (HK)”), and Tianjin Information Sea Information Technology Co., Ltd.  (“Tianjin Information”), and its VIE, Shuhai Beijing, and Shuhai Beijing’s 100% owned subsidiaries – Heilongjiang Xunrui Technology Co. Ltd. (“Xunrui”), Guozhong Times (Beijing) Technology Ltd. (“Guozhong Times”), Guohao Century (Beijing) Technology Ltd. (“Guohao Century”), Guozhong Haoze, and Shuhai Jingwei (Shenzhen) Information Technology Co., Ltd. (“Jingwei”), and Shuhai Beijing’s 99% owned subsidiary Nanjing Shuhai Equity Investment Fund Management Co. Ltd. (“Shuhai Nanjing”). During the year ended June 30, 2022, the Company incorporated two new subsidiaries Shuhai (Shenzhen) Acoustic Effect Technology Co., Ltd (“Shuhai Acoustic”) and Shenzhen Acoustic Effect Management Partnership (“Shenzhen Acoustic MP”). All significant inter-company transactions and balances were eliminated in consolidation. The chart below depicts the corporate structure of the Company as of June 30, 2026.

VARIABLE INTEREST ENTITY

Pursuant to the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Section 810, “Consolidation” (“ASC 810”), the Company is required to include in its CFS, the financial statements of Shuhai Beijing, its VIE. ASC 810 requires a VIE to be consolidated if the Company is subject to a majority of the risk of loss for the VIE or is entitled to receive a majority of the VIE’s residual returns. A VIE is an entity in which a company, through contractual arrangements, bears the risk of, and enjoys the rewards of such entity, and therefore the Company is the primary beneficiary of such entity.

Under ASC 810, a reporting entity has a controlling financial interest in a VIE, and must consolidate that VIE, if the reporting entity has both of the following characteristics: (a) the power to direct the activities of the VIE that most significantly affect the VIE’s economic performance; and (b) the obligation to absorb losses, or the right to receive benefits, that could potentially be significant to the VIE. The reporting entity’s determination of whether it has this power is not affected by the existence of kick-out rights or participating rights, unless a single enterprise, including its related parties and de - facto agents, have the unilateral ability to exercise those rights. Shuhai Beijing’s actual stockholders do not hold any kick-out rights that affect the consolidation determination.

Through the VIE agreements, Tianjin Information, an indirect subsidiary of Datasea is deemed the primary beneficiary of Shuhai Beijing and its subsidiaries. Accordingly, the results of Shuhai Beijing and its subsidiaries were included in the accompanying CFS. Shuhai Beijing has no assets that are collateral for or restricted solely to settle their obligations. The creditors of Shuhai Beijing do not have recourse to the Company’s general credit.

VIE Agreements

Operation and Intellectual Property Service Agreement – The Operation and Intellectual Property Service Agreement allows Tianjin Information Sea Information Technology Co., Ltd (“WFOE”) to manage and operate Shuhai Beijing and collect an operating fee equal to Shuhai Beijing’s pre-tax income, per month. If Shuhai Beijing suffers a loss and as a result does not have pre-tax income, such loss shall be carried forward to the following month to offset the operating fee to be paid to WFOE if there is pre-tax income of Shuhai Beijing the following month.

Furthermore, if Shuhai Beijing cannot pay off its debts, WFOE shall pay off the debt on Shuhai Beijing’s behalf. If Shuhai Beijing’s net assets fall lower than its registered capital balance, WFOE shall provide capital for Shuhai Beijing to make up for the deficit.

Under the terms of the Operation and Intellectual Property Service Agreement, Shuhai Beijing entrusts Tianjin Information to manage its operations, manage and control its assets and financial matters, and provide intellectual property services, purchasing management services, marketing management services and inventory management services to Shuhai Beijing. Shuhai Beijing and its stockholders shall not make any decisions nor direct the activities of Shuhai Beijing without Tianjin Information’s consent.

Stockholders’ Voting Rights Entrustment Agreement – Tianjin Information has entered into a stockholders’ voting rights entrustment agreement (the “Entrustment Agreement”) under which Zhixin Liu and Fu Liu (collectively the “Shuhai Beijing Stockholders”) have vested their voting power in Shuhai Beijing to Tianjin Information or its designee(s). The Entrustment Agreement does not have an expiration date, but the parties can agree in writing to terminate the Entrustment Agreement. Zhixin Liu, is the Chairman of the Board, President, CEO of DataSea and Corporate Secretary, and Fu Liu, a Director of DataSea (Fu Liu is the father of Zhixin Liu).

Equity Option Agreement – the Shuhai Beijing Stockholders and Tianjin Information entered into an equity option agreement (the “Option Agreement”), pursuant to which the Shuhai Beijing Stockholders have granted Tianjin Information or its designee(s) the irrevocable right and option to acquire all or a portion of Shuhai Beijing Stockholders’ equity interests in Shuhai Beijing for an option price of RMB0.001 for each capital contribution of approximately US$0.15. Pursuant to the terms of the Option Agreement, Tianjin Information and the Shuhai Beijing Stockholders have agreed to certain restrictive covenants to safeguard the rights of Tianjin Information under the Option Agreement. Tianjin Information agreed to pay approximately US$0.15 annually to Shuhai Beijing Stockholders to maintain the option rights. Tianjin Information may terminate the Option Agreement upon prior written notice. The Option Agreement is valid for a period of 10 years from the effective date and renewable at Tianjin Information’s option.

Equity Pledge Agreement – Tianjin Information and the Shuhai Beijing Stockholders entered into an equity pledge agreement on October 27, 2015 (the “Equity Pledge Agreement”). The Equity Pledge Agreement serves to guarantee the performance by Shuhai Beijing of its obligations under the Operation and Intellectual Property Service Agreement and the Option Agreement. Pursuant to the Equity Pledge Agreement, Shuhai Beijing Stockholders have agreed to pledge all of their equity interests in Shuhai Beijing to Tianjin Information. Tianjin Information has the right to collect any and all dividends, bonuses and other forms of investment returns paid on the pledged equity interests during the pledge period. Pursuant to the terms of the Equity Pledge Agreement, the Shuhai Beijing Stockholders have agreed to certain restrictive covenants to safeguard the rights of Tianjin Information. Upon an event of default or certain other agreed events under the Operation and Intellectual Property Service Agreement, the Option Agreement and the Equity Pledge Agreement, Tianjin Information may exercise the right to enforce the pledge.

As of this report date, there were no dividends paid from the VIE to the U.S. parent company or the shareholders of the Company. There has been no change in facts and circumstances to consolidate the VIE. The following financial statement amounts and balances of the VIE were included in the accompanying CFS as of June 30, 2026 and 2025, and for the years ended June 30, 2026, 2025 and 2024, respectively.

Condensed Consolidating Statements of Operation Information:

	Year Ended June 30, 2026
	PARENT	SUBSIDIARY	WFOE	VIE	Elimination	Consolidated
Revenue - third parties	$-	$-	$-	$40,698,799		$40,698,799
Revenue-Parent provides service to WFOE	436,800				(436,800)	-
Revenue-Parent provides service to VIE	99,200				(99,200)	-
Revenue – WFOE provides service to VIE			393,343		(393,343)	-

Cost of Revenue - third parties			858	36,541,135		36,541,993

Gross profit	536,000		392,485	4,157,664	(929,343)	4,156,806

Operating expenses	1,901,861	12,309	1,215,669	3,330,168		6,460,007
Operating expenses - WFOE provides service to VIE				393,343	(393,343)	-
Operating expenses - Parent provides service to WFOE			435,717		(435,717)	-
Operating expenses - Parent provides service to VIE				100,724	(100,724)	-
Loss from operations	(1,365,861)	(12,309)	(1,258,901)	333,429	441	(2,303,201)
Other income (expenses), net	109,191	(107)	34,814	(27,639)		116,259
Income tax expense						-
Loss before noncontrolling interest	(1,256,670)	(12,416)	(1,224,087)	305,790	441	(2,186,942)
Less: loss attributable to noncontrolling interest				(502)		(502)
Net loss attribute to the Company	$(1,256,670)	$(12,416)	$(1,224,087)	$306,292	441	$(2,186,440)

	Year Ended June 30, 2025
	Parent	Subsidiaries	WFOE	VIE	Elimination	Consolidated
Revenue - third parties	$-	$-	$-	$71,616,820		$71,616,820
Revenue - Parent provides service to WFOE	99,200				(99,200)	-
Revenue - Parent provides service to VIE	154,200				(154,200)	-
Revenue - WFOE provides service to VIE			1,350,560		(1,350,560)	-
Revenue - VIE purchases materials from WFOE			121,072		(121,072)	-
Revenue - from VIE’s label that is used by WFOE				926,286	(926,286)	-
Revenue - WFOE purchases materials from VIE				400	(400)
						-
Cost of Revenue - third parties			90,763	69,082,109		69,172,872
COST - VIE purchases materials from WFOE			400		(400)	-
COST - WFOE purchase materials from VIE				121,072	(121,072)	-

Gross profit	253,400		1,380,469	3,340,325	(2,530,246)	2,443,948

Operating expenses	2,391,610	130,465	2,410,541	2,666,047		7,598,663
Operating expenses - WFOE provides service to VIE				1,350,560	(1,350,560)	-
Operating expenses - VIE’s label that is used by WFOE			926,286		(926,286)	-
Operating expenses - Parent provides service to WFOE			100,641		(100,641)	-
Operating expenses - Parent provides service to VIE				155,799	(155,799)	-
Loss from operations	(2,138,210)	(130,465)	(2,056,999)	(832,081)	3,040	(5,154,715)
Other income (expenses), net	2,533	(5)	119,757	(47,100)		75,185
Income tax expense				6,596		6,596
Loss before noncontrolling interest	(2,135,677)	(130,470)	(1,937,242)	(885,777)	3,040	(5,086,126)
Less: loss attributable to noncontrolling interest				(432)		(432)
Net loss to the Company from continuing operation	(2,135,677)	(130,470)	(1,937,242)	(885,345)	3,040	(5,085,694)

	Year Ended June 30, 2024
	Parent	Subsidiaries	WFOE	VIE	Elimination	Consolidated
Revenue - third parties	$-	$-	$69,541	$23,906,326		$23,975,867
Revenue - Parent provided service to WFOE	275,100				(275,100)	-
Revenue - Parent provided service to VIE	143,600				(143,600)	-
Revenue - WFOE provided service to VIE			489,386		(489,386)	-
Revenue - VIE purchased materials from WFOE			57,082		(57,082)
Revenue - from VIE’s label that was used by WFOE				264,533	(264,533)	-
Revenue - WFOE purchased materials from VIE				57,082	(57,082)
						-
Cost of Revenue - third parties			69,156	23,432,606		23,501,762
COST - VIE purchased materials from WFOE			57,082		(57,082)
COST - WFOE purchased materials from VIE			-	57,082	(57,082)
					-	-
Gross profit	418,700	-	489,771	738,253	(1,172,619)	474,105

Operating expenses	6,996,227	324,954	3,535,554	1,742,757		12,599,492
Operating expenses - VIE expenses, corresponding to services provided by WFOE				489,386	(489,386)	-
Operating expenses - WFOE expenses for using VIE’s label			264,533		(264,533)
Operating expenses – WFOE expenses, corresponding to services provided by Parent			278,862		(278,862)
Operating expenses - VIE expenses, corresponding to services provided by Parent				146,150	(146,150)	-
Loss from operations	(6,577,527)	(324,954)	(3,589,178)	(1,640,040)	6,312	(12,125,387)
Other income (expenses), net	(1,665)	(61)	3,108	(97,300)		(95,918)
Income tax expense						-
Loss before noncontrolling interest	(6,579,192)	(325,015)	(3,586,070)	(1,737,340)	6,312	(12,221,305)
Less: loss attributable to noncontrolling interest				(10,695)		(10,695)
Net loss to the Company	(6,579,192)	(325,015)	(3,586,070)	(1,726,645)	6,312	(12,210,610)

Condensed Consolidating Balance Sheets Information:

	As of June 30, 2026
	PARENT	SUBSIDIARY -	WFOE	VIE	Elimination	Consolidated

Cash	$113,207	$1,491	$5,149	$311,399		$431,246
Restricted Cash				176,676		176,676
Accounts receivable			829,379	117,512		946,891
Accounts receivable - WFOE				33,388	(33,388)	-
Inventory				119,408		119,408
Inventory - WFOE				50,015	(50,015)	-
Value-added tax prepayment			49	67,024		67,073
Other receivables -Subsidiaries	40,015		5,146	2,540	(47,701)	-
Other receivables - VIE	4,241,403		14,679,970		(18,921,373)	-
Other receivables - WFOE	11,737,732			949,635	(12,687,367)	-
Other receivables - Parent		5,000			(5,000)	-
Other current assets	195,000		21,386	1,313,315		1,529,701

Total current assets	16,327,357	6,491	15,541,079	3,140,912	(31,744,844)	3,270,995

Property and equipment, net			6,901	15,788		22,689
Intangible assets, net			3,480,952	7,818,820	(48,452)	11,251,320
Right of use asset, net				222,487		222,487
Investment into subsidiaries	15,820,480				(15,820,480)	-
Investment into WFOE		13,949,894			(13,949,894)	-

Total non-current assets	15,820,480	13,949,894	3,487,853	8,057,095	(29,818,826)	11,496,496

Total Assets	$32,147,837	$13,956,385	$19,028,932	$11,198,007	(61,563,670)	$14,767,491

Accounts payable	$-	5,000	$6,737	$135,263		$147,000
Accounts payable - VIE			33,388		(33,388)
Contract liability			485	621,535		622,020
Accrued expenses and other payables	192,750		1,639	964,442	(259,023)	899,808
Due to related parties			43,460	8,564		52,024
Lease liability				174,629		174,629
Loan payable				5,579,292		5,579,292
Other payables - Parent		40,015	12,029,936	4,014,362	(16,084,313)	-
Other payables - Subsidiaries	5,000				(5,000)
Other payables - VIE		2,536	949,635		(952,171)	-
Other payables - WFOE		4,986		14,679,970	(14,684,956)	-

Total current liabilities	197,750	52,537	13,065,280	26,178,057	(32,018,851)	7,474,773

Lease liability - noncurrent				45,136		45,136

Total non-current liabilities				45,136		45,136

Total liabilities	197,750	52,537	13,065,280	26,223,193	(32,018,851)	7,519,909

Accumulated deficit	(16,776,582)	(1,916,632)	(12,876,152)	(15,063,967)	(79,123)	(46,712,456)
Other equity	48,726,669	15,820,480	18,839,804	38,781	(29,465,696)	53,960,038

Total equity	31,950,087	13,903,848	5,963,652	(15,025,186)	(29,544,819)	7,247,582

Total liabilities and stockholders’ equity	$32,147,837	$13,956,385	$19,028,932	$11,198,007	(61,563,670)	$14,767,491

	As of June 30, 2025
	Parent	Subsidiaries	WFOE	VIE	Elimination	Consolidated

Cash	$24,488	$1,598	$14,481	$580,240		$620,807
Accounts receivable			789,095	585,085		1,374,180
Accounts receivable - VIE						-
Accounts receivable - WFOE				31,766	(31,766)
Inventory				206,610		206,610
Inventory - VIE						-
Inventory - WFOE				47,738	(47,738)	-
Value-added tax prepayment			22,088	114,937		137,025
Other receivables-Subsidiaries	32,515		2,666	2,417	(37,598)	-
Other receivables - VIE	993,088		14,187,221		(15,180,309)	-
Other receivables - WFOE	10,249,731			1,423,840	(11,673,571)	-
Other receivables - Parent		5,000			(5,000)
Other current assets			336,120	247,530		583,650

Total current assets	11,299,822	6,598	15,351,671	3,240,163	(26,975,982)	2,922,272

Property and equipment, net			6,920	18,640		25,560
Intangible assets, net			3,045,369	503,000	(52,385)	3,495,984
Right of use asset, net			7,720	284,345		292,065
Investment into subsidiaries	15,820,480				(15,820,480)	-
Investment into WFOE		13,949,894			(13,949,894)	-

Total non-current assets	15,820,480	13,949,894	3,060,009	805,985	(29,822,759)	3,813,609

Total Assets	$27,120,302	$13,956,492	$18,411,680	4,046,148	(56,798,741)	$6,735,881

Accounts payable	$260,700	2,500	$41,066	$115,772		$420,038
Accounts payable - VIE			31,766		(31,766)
Accounts payable - WFOE						-
Short term loan						-
Contract liability			461	149,627		150,088
Accrued expense and other payable	750		1,117	804,862	(259,023)	547,706
Due to related parties			4,961	1,165		6,126
Lease liability			5,764	122,761		128,525
Loan payable				2,374,767		2,374,767
Other payables - Parent		32,514	10,031,174	726,742	(10,790,430)	-
Other payables - Subsidiaries	5,000				(5,000)
Other payables - VIE		2,536	1,423,840		(1,426,376)	-
Other payables - WFOE		2,677		14,187,221	(14,189,898)	-

Total current liabilities	266,450	40,227	11,540,149	18,482,917	(26,702,493)	3,627,250
Lease liability - noncurrent				166,436		166,436

Total non-current liabilities				166,436		166,436

Total liabilities	266,450	40,227	11,540,149	18,649,353	(26,702,493)	3,793,686

Accumulated deficit	(15,519,912)	(1,904,215)	(11,652,066)	(15,363,739)	(86,084)	(44,526,016)
Other equity	42,373,764	15,820,480	18,523,597	760,534	(30,010,164)	47,468,211

Total equity	26,853,852	13,916,265	6,871,531	(14,603,205)	(30,096,248)	2,942,195

Total liabilities and stockholders’ equity	$27,120,302	$13,956,492	$18,411,680	$4,046,148	(56,798,741)	$6,735,881

Condensed Consolidating Cash Flows Information:

	Year Ended June 30, 2026
	PARENT	SUBSIDIARIES - HK entity	WFOE	VIE	Elimination	Consolidated

Net cash provided by/(used in) operating activities	$306,872	$(9,917)	$553,947	$1,125,256		$1,976,158

Net cash provided by/(used in) investing activities				(4,928,957)		(4,928,957)
Net cash provided by/(used in) investing activities (Parent to WFOE)			(1,737,759)		1,737,759
Net cash provided by/(used in) investing activities (WFOE to VIE)			(306,710)		306,710	-
Net cash provided by/(used in) investing activities (Parent to VIE)				(2,787,347)	2,787,347	-

Net cash provided by/(used in) financing activities			37,194	3,005,704		3,042,898
Net cash provided by/(used in) financing activities (Parent to VIE)	1,277,791			3,161,195	(4,438,986)	-
Net cash provided by/(used in) financing activities (Parent to subsidiaries)	(7,500)	7,500				-
Net cash provided by/(used in) financing activities (WFOE to parent)	(1,488,001)		1,445,813		42,188	-
Net cash provided by/(used in) financing activities (WFOE to subsidiaries)		2,308	(2,279)		(29)	-
Net cash provided by/(used in) financing activities (WFOE to VIE)				306,710	(306,710)	-
Net increase (decrease) in cash and cash equivalents	$88,720	$(109)	$(9,331)	$(92,164)	-	$(12,885)

	Year Ended June 30, 2025
	Parent	Subsidiaries	WFOE	VIE	Elimination	Consolidated

Net cash provided by/(used in) operating activities	$(258,984)	$(29,428)	$(186,960)	$(1,899,308)		$(2,374,680)
Net cash provided by/(used in) operating activities (WFOE to VIE)						-
						-
Net cash provided by/(used in) investing activities			(3,847,448)	(237,749)		(4,085,197)
Net cash provided by/(used in) investing activities (Parent to subsidiaries)	(1,500,000)				1,500,000	-
Net cash provided by/(used in) investing activities (Parent to WFOE)						-
Net cash provided by/(used in) investing activities (Subsidiaries to WFOE)		(1,499,554)	1,524,032		(24,478)	-
Net cash provided by/(used in) investing activities (WFOE to VIE)			(1,255,657)		1,255,657	-
Net cash provided by/(used in) investing activities (Parent to VIE)						-

Net cash provided by/(used in) financing activities	5,939,133		(102,795)	1,109,032		6,945,370
Net cash provided by/(used in) financing activities (Parent to VIE)	(258,842)		3,875,709	259,782	(3,876,649)	-
Net cash provided by/(used in) financing activities (Parent to subsidiaries)	(27,500)	1,527,500			(1,500,000)	-
Net cash provided by/(used in) financing activities (VIE to subsidiaries)						-
Net cash provided by/(used in) financing activities (WFOE to parent)	(3,945,505)				3,945,505	-
Net cash provided by/(used in) financing activities (WFOE to subsidiaries)		1,830			(1,830)	-
Net cash provided by/(used in) financing activities (WFOE to VIE)				1,255,657	(1,255,657)	-
Net increase (decrease) in cash and cash equivalents	$(51,698)	$(2,691)	$6,848	487,086		$439,545

USE OF ESTIMATES

The preparation of CFS in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. The significant areas requiring the use of management estimates include, but are not limited to, the estimated useful life and residual value of property, plant and equipment, provision for staff benefits, recognition and measurement of deferred income taxes and the valuation allowance for deferred tax assets. Although these estimates are based on management’s knowledge of current events and actions management may undertake in the future, actual results may ultimately differ from those estimates and such differences may be material to the CFS.

CONTINGENCIES

Certain conditions may exist as of the date the CFS are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the Company’s CFS.

If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed. As of June 30, 2026 and 2025, the Company has no such contingencies.

CASH

Cash includes cash on hand and demand deposits that are highly liquid in nature and have original maturities when purchased of three months or less.

RESTRICTED CASH

Restricted cash is an amount of cash deposited with banks in conjunction with borrowings from banks. Restriction on the use of such cash and the interest earned thereon is imposed by the banks and remains effective throughout the terms of the bank borrowings and notes payable. As of June 30, 2026 and 2025, the Company had restricted cash of $176,676 and nil, respectively.

ACCOUNTS RECEIVABLE

The Company’s policy is to maintain an allowance for potential credit losses on accounts receivable. The Company adopted Accounting Standards Update (“ASU”) 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit losses on financial instruments later codified as Accounting Standard codification (“ASC”) 326 (“ASC 326”), on July 1, 2023. The guidance introduces a revised approach to the recognition and measurement of credit losses, emphasizing an updated model based on expected losses rather than incurred losses. There was no significant impact on the date of adoption of ASC 326.

Under ASC 326, accounts receivable are recorded at the invoiced amount, net of allowance for expected credit losses. The Company’s primary allowance for credit losses is the allowance for doubtful accounts. The allowance for doubtful accounts reduces the accounts receivable balance to the estimated net realizable value. The Company used a combination of method Aging schedule and Roll-rate method to assess the reasonability and adequacy of current allowance.

In establishing any required allowance, management considers historical losses adjusted for current market conditions, the Company’s customers’ financial condition, the amount of any receivables in dispute, the current receivables aging, current payment terms and expectations of forward-looking loss estimates.

All provisions for the allowance for doubtful accounts are included as a component of general and administrative expenses on the accompanying consolidated statements of operations and comprehensive loss. Accounts receivable deemed uncollectible are charged against the allowance for credit losses when identified. Subsequent recoveries of amounts previously written off are credited to earnings in the period recovered. As of June 30, 2026 and 2025, the Company had a $0 bad debt allowance for credit losses.

INVENTORY

Inventory is comprised principally of intelligent temperature measurement face recognition terminal and identity information recognition products, and is valued at the lower of cost or net realizable value. The value of inventory is determined using the moving weighted average method. The Company periodically estimates an inventory allowance for estimated unmarketable inventories when necessary. Inventory amounts are reported net of such allowances. There were $192,298 and $152,907 allowances for slow-moving and obsolete inventory (mainly for Smart-Student Identification cards) as of June 30, 2026 and 2025, respectively.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, less accumulated depreciation. Major repairs and improvements that significantly extend original useful lives or improve productivity are capitalized and depreciated over the period benefited. Maintenance and repairs are expensed as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Depreciation of property and equipment is provided using the straight-line method over estimated useful lives as follows:

Furniture and fixtures	3-5 years
Office equipment	3-5 years
Vehicles	5 years

Leasehold improvements are depreciated utilizing the straight-line method over the shorter of their estimated useful lives or remaining lease term.

INTANGIBLE ASSETS

Intangible assets with finite lives are amortized using the straight-line method over their estimated period of benefit. Evaluation of the recoverability of intangible assets is made to take into account events or circumstances that warrant revised estimates of useful lives or that indicate that impairment exists. All of the Company’s intangible assets are subject to amortization. In accordance with the Generally Accepted Accounting Principles (ASC) 360-10-35-21 of the United States, no impairment of intangible assets has been identified as of the balance sheet date.

Intangible assets include licenses, certificates, patents and other technology and are amortized over their useful life of three to five years.

FAIR VALUE (“FV”) OF FINANCIAL INSTRUMENTS

The carrying value of the Company’s short-term financial instruments, such as cash, accounts receivable, prepaid expenses, accounts payable, contract liability, accrued expenses and other payables approximates their FV due to their short maturities. FASB ASC Topic 825, “Financial Instruments,” requires disclosure of the FV of financial instruments held by the Company. The carrying amounts reported in the balance sheets for current liabilities qualify as financial instruments and are a reasonable estimate of their FV because of the short period of time between the origination of such instruments and their expected realization and the current market rate of interest.

FAIR VALUE MEASUREMENTS AND DISCLOSURES

FASB ASC Topic 820, “Fair Value Measurements,” defines FV, and establishes a three-level valuation hierarchy for disclosures that enhances disclosure requirements for FV measures. The three levels are defined as follows:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include other than those in level 1 quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the FV measurement.

As of June 30, 2026 and 2025, the Company did not identify any assets or liabilities required to be presented on the balance sheet at FV on a recurring basis.

IMPAIRMENT OF LONG-LIVED ASSETS

In accordance with FASB ASC 360-10, “Accounting for the Impairment or Disposal of Long-Lived Assets”, long-lived assets such as property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable, or it is reasonably possible that these assets could become impaired as a result of technological or other changes. The determination of recoverability of assets to be held and used is made by comparing the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset.

If such assets are considered impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its FV. FV generally is determined using the asset’s expected future undiscounted cash flows or market value, if readily determinable. Assets to be disposed of are reported at the lower of the carrying amount or FV less cost to sell. For the years ended June 30, 2026, 2025 and 2024, there was no impairment loss recognized on long-lived assets.

CONTRACT LIABILITY

The Company records payments received in advance from its customers or sales agents for the Company’s products as contract liability, mainly consisting of deposits or prepayment for 5G products from the Company’s sales agencies. These orders normally are delivered based upon contract terms and customer demand, and the Company will recognize it as revenue when the products are delivered to the end customers.

LEASES

The Company determines if an arrangement is a lease at inception under FASB ASC Topic 842. Right of Use Assets (“ROU”) and lease liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As most of its leases do not provide an implicit rate, it uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company’s incremental borrowing rate is a hypothetical rate based on its understanding of what its credit rating would be. The ROU assets include adjustments for prepayments and accrued lease payments. The ROU asset also includes any lease payments made prior to commencement and is recorded net of any lease incentives received. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that it will exercise such options.

ROU assets are reviewed for impairment when indicators of impairment are present. ROU assets from operating and finance leases are subject to the impairment guidance in ASC 360, Property, Plant, and Equipment, as ROU assets are long-lived nonfinancial assets.

ROU assets are tested for impairment individually or as part of an asset group if the cash flows related to the ROU asset are not independent from the cash flows of other assets and liabilities. An asset group is the unit of accounting for long-lived assets to be held and used, which represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. The Company recognized no impairment of ROU assets as of June 30, 2026 and 2025.

REVENUE RECOGNITION

The Company follows Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (ASC 606).

The core principle underlying FASB ASC 606 is that the Company will recognize revenue to represent the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer. The Company’s revenue streams are identified when possession of goods and services is transferred to a customer.

FASB ASC Topic 606 requires the use of a five-step model to recognize revenue from customer contracts. The five-step model requires the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies each performance obligation.

The Company derives its revenues from product sales and AI-enabled services, including AI Multimodal Communication Services, AI Multimodal Digital Solutions, AI Digital Technical Services and AI Agent Services.

-	AI Multimodal Communication Services: AI-enabled communication solutions supporting text, image, voice, SMS, RCS, multimedia and conversational messaging.

-	AI Multimodal Digital Solutions: AI technology solutions for customers’ new media operations and digital marketing activities.

-	AI Digital Technical Services: Digital service platforms, related applications and technical support for business customers.

-	AI Agent Services: Enterprise AI agent applications supporting customer interaction, business operations and marketing execution, together with related technical services.

The Company’s customer contracts contain a single performance obligation to provide the goods or services specified in the contract. The transaction price is established based on the agreed-upon contractual terms. Because each contract contains a single performance obligation, the entire transaction price is allocated to that performance obligation.

The Company recognizes revenue at a point in time when the performance obligation is satisfied through the transfer of control of the contracted goods or services to the customer. In determining when control transfers, the Company considers the applicable contractual terms and relevant indicators of control, including its present right to payment, the customer’s physical possession of the goods or receipt of the completed services, the transfer of significant risks and rewards of ownership, and customer acceptance, as applicable. Accordingly, revenue is recognized upon delivery of the goods or completion of the services when control has transferred to the customer in accordance with the contractual terms.

For its 5G business, the Company evaluates whether it acts as a principal or an agent by assessing whether it controls the specified goods or services before they are transferred to the customer. The Company has concluded that it acts as a principal because it controls the specified goods or services before their transfer to the customer. Accordingly, revenue from the Company’s 5G business is recognized on a gross basis in the amount of consideration to which the Company expects to be entitled. The related costs incurred to provide those goods or services are recognized separately as cost of revenue.

The following table shows the Company’s revenue by revenue sources:

	For the	For the	For the
	Year	Year	Year
	Ended	Ended	Ended
	June 30,	June 30,	June 30,
	2026	2025	2024
AI Multimodal Communication	$39,962,087	$70,682,408	$23,600,693
AI multimodal communication Services	36,274,575	69,438,410	23,600,693
AI multimodal digital solutions	2,209,180	-	-
AI digital technical service	885,624	1,243,998	-
AI agent services	592,708	-	-
All Other
Acoustic Intelligence Business	631,132	584,788	3,988
Ultrasonic Sound Air Disinfection Equipment	606,945	40,109	3,988
Upgraded Sonic Sterilization and Purification Guardian	11,784	246,616	-
Sleep Monitor	12,403	298,063	-
Software licensing	-	325,908	-
Project for China Unicom and China Mobile	100,791	-	-
Smart City business	-	-	37,113
Other	4,789	23,716	334,073
Total revenue	$40,698,799	$71,616,820	$23,975,867

SEGMENT INFORMATION

On July 1, 2024, the Company adopted ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.” The Company applies the “management approach” to identify operating segments, as required by ASC 280-10-50. Under this approach, operating segments are components of the business whose operating results are regularly reviewed by the chief operating decision maker (“CODM”) to assess performance and allocate resources. The Company’s Chief Executive Officer acts as the Company’s CODM and reviews its consolidated operating results for the purpose of allocating resources and evaluating financial performance.

The Company derives revenue primarily from high technology and advanced information systems (“TAIS”), including AI-enabled services: AI Multimodal Communication Services, AI Multimodal Digital Solutions, AI Digital Technical Services and AI Agent Services. These services are aggregated as AI Multimodal Communication segment because they contain similar products and services managed within the same division, are economically similar, and share similar types of customers, production, and distribution.

The Company also provides solutions that meet the security and disinfection needs of the consumers including sale and upgrade of Ultrasonic Sound Air Disinfection and Purification Equipment, and provides other non-recurring services, which accounted for 1.81%, 1.30% and 1.56% of total revenue for the years ended June 30, 2026, 2025 and 2024, respectively. Management analyzes these business activities and concludes that none of these business activities warrants separate presentation as a reportable segment as they would not provide additional useful information to the readers of the financial statements. Therefore, the remaining segments are aggregated into an “All Other” category.

The Company’s CODM uses net income (loss) to measure segment profit or loss and assesses performance against expectations to make resource allocation decisions. Additionally, the CODM reviews and uses functional expenses included in net income (loss) to manage the Company’s operations and assess operating profitability. The Company operates as one operating and reportable segment, and as such the significant segment expenses regularly provided to the CODM are those presented on the consolidated statements of income. These significant segment expenses include cost of goods sold, and selling, general and administrative expenses. Other segment items that are presented on the consolidated statements of income include interest and other income, and provision for income taxes.

In accordance with ASC 280-10-50-41, the Company reports geographic information based on the physical location of its assets and the location of its customers. For the years ended June 30, 2026, 2025 and 2024, substantially all of the Company’s assets were located in the PRC and substantially all of its revenue was derived from customers located in the PRC. Therefore, no geographical segments are presented. The Company’s entity-wide disclosures, including the disaggregation of revenue, are included in “Note 2 — Revenue recognition”.

INCOME TAXES

The Company uses the asset and liability method of accounting for income taxes in accordance with FASB ASC Topic 740, “Income Taxes.” Under this method, income tax expense is recognized for the amount of: (i) taxes payable or refundable for the current period and (ii) deferred tax consequences of temporary differences resulting from matters that have been recognized in an entity’s financial statements or tax returns. Deferred tax assets also include the prior years’ net operating losses carried forward. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the deferred tax assets reported if based on the weight of the available positive and negative evidence, it is more likely than not some portion or all of the deferred tax assets will not be realized.

The Company follows FASB ASC Topic 740, which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FASB ASC Topic 740 also provides guidance on recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures.

Under the provisions of FASB ASC Topic 740, when tax returns are filed, it is likely some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest associated with unrecognized tax benefits is classified as interest expense and penalties are classified in selling, general and administrative expenses in the statement of income.  As of June 30, 2026 and 2025, the Company had no unrecognized tax positions and no charges during the years ended June 30, 2026, 2025 and 2024, and accordingly, the Company did not recognize any interest or penalties related to unrecognized tax benefits. The Company files a U.S. and PRC income tax return. With few exceptions, the Company’s U.S. income tax returns filed for the years ending on June 30, 2022 and thereafter are subject to examination by the relevant taxing authorities; the Company uses calendar year-end for its PRC income tax return filing, PRC income tax returns filed for the years ending on December 31, 2021 and thereafter are subject to examination by the relevant taxing authorities.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses are expensed in the period when incurred. These costs primarily consist of cost of materials used, salaries paid for the Company’s development department, and fees paid to third parties.

NONCONTROLLING INTERESTS

The Company follows FASB ASC Topic 810, “Consolidation,” governing the accounting for and reporting of noncontrolling interests (“NCIs”) in partially owned consolidated subsidiaries and the loss of control of subsidiaries. Certain provisions of this standard indicate, among other things, that NCI (previously referred to as minority interests) be treated as a separate component of equity, not as a liability, that increases and decreases in the parent’s ownership interest that leave control intact be treated as equity transactions rather than as step acquisitions or dilution gains or losses, and that losses of a partially-owned consolidated subsidiary be allocated to non-controlling interests even when such allocation might result in a deficit balance.

The net income (loss) attributed to NCI was separately designated in the accompanying statements of operations and comprehensive income (loss). Losses attributable to NCI in a subsidiary may exceed a non-controlling interest’s interests in the subsidiary’s equity. The excess attributable to NCIs is attributed to those interests. NCIs shall continue to be attributed their share of losses even if that attribution results in a deficit NCI balance. On December 20, 2022, Guohao Century acquired a 30% ownership noncontrolling interests of Zhangxun from Zhengmao Zhang at the price of approximately US$0.15. The Company recognized a paid in capital deficit of $982,014 from this purchase due to continued loss of Zhangxun. Subsequent to this purchase, the Company ultimately holds a 99.9% ownership of Zhangxun. On July 20, 2023, the Company sold Zhangxun to a third party for approximately US$0.15.

Zhangqi was 1% owned by noncontrolling interest, in November 2023, the Company dissolved Zhangqi. As of December 31, 2023, Shuhai Nanjing was 1% owned by noncontrolling interest, Shenzhen Acoustic MP was 1% owned by noncontrolling interest, Shuhai Shenzhen Acoustic was 0.1% owned by noncontrolling interest, Guozhong Times was 0.091% owned by noncontrolling interest, and Guozhong Haoze was 0.091% owned by noncontrolling interest. During the years ended June 30, 2026, 2025 and 2024, the Company had net loss of $502, $432 and $10,695 attributable to the noncontrolling interest from continuing operations, respectively.

CONCENTRATION OF CREDIT RISK

The Company maintains cash deposits with state-owned banks and other financial institutions in the People’s Republic of China (“PRC”). Under applicable PRC regulations, deposits with qualifying financial institutions are insured up to approximately $76,000 per depositor, per financial institution. Cash deposits in excess of the insured limit are subject to credit risk. If a financial institution at which the Company maintains deposits were to become insolvent, or if the Company were otherwise unable to access or withdraw its funds, the Company could incur losses with respect to such deposits. The Company has not experienced any losses on its deposits with financial institutions in the PRC and monitors its exposure to such credit risk.

As of June 30, 2026 and 2025, the Company held RMB-denominated cash with U.S. dollar equivalents of $316,548 and $594,722, respectively, in accounts at financial institutions located in the PRC. The RMB is not freely convertible into foreign currencies and the conversion and remittance of funds out of the PRC are subject to applicable PRC foreign exchange regulations and administrative requirements.

Cash held in accounts at U.S. financial institutions is insured by the Federal Deposit Insurance Corporation or other programs subject to certain limitations up to $250,000 per depositor. As of June 30, 2026 and 2025, cash of $113,207 and $24,487 was maintained at U.S. financial institutions. Cash was maintained at financial institutions in Hong Kong, and was insured by the Hong Kong Deposit Protection Board up to a limit of HK $500,000 ($64,000). As of June 30, 2026 and 2025, the cash balance of $1,491 and $1,598 was maintained at financial institutions in Hong Kong. The Company, its subsidiaries and VIE have not experienced any losses in such accounts and do not believe the cash is exposed to any significant risk.

FOREIGN CURRENCY TRANSLATION AND COMPREHENSIVE INCOME (LOSS)

The accounts of the Company’s Chinese entities are maintained in RMB and the accounts of the U.S. parent company are maintained in United States dollar (“USD”). The financial statements of the Chinese entities were translated into USD in accordance with FASB ASC Topic 830 “Foreign Currency Matters.” All assets and liabilities were translated at the exchange rate on the balance sheet date; stockholders’ equity is translated at historical rates and the statements of operations and cash flows are translated at the weighted average exchange rate for the period. The resulting translation adjustments are reported under other comprehensive income (loss) in accordance with FASB ASC Topic 220, “Comprehensive Income.” Gains and losses resulting from foreign currency transactions are reflected in the statements of operations.

The Company follows FASB ASC Topic”220-10, “Comprehensive Income (loss).” Comprehensive income (loss) comprises net income (loss) and all changes to the statements of changes in stockholders’ equity, except those due to investments by stockholders, changes in additional paid-in capital and distributions to stockholders.

The exchange rates used to translate amounts in RMB to USD for the purposes of preparing the CFS were as follows:

	June 30,	June 30,	June 30,
	2026	2025	2024
Period-end date USD: RMB exchange rate	6.8109	7.1586	7.1268
Average USD for the reporting period: RMB exchange rate	7.0034	7.1599	7.1326

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE (EPS)

Basic EPS is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS is computed similarly, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Diluted EPS is based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to have been exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period. The Company did not have any diluted shares during the years ended June 30, 2026, 2025 and 2024.

STATEMENT OF CASH FLOWS

In accordance with FASB ASC Topic 230, “Statement of Cash Flows,” cash flows from the Company’s operations are calculated based upon the local currencies. As a result, amounts shown on the statement of cash flows may not necessarily agree with changes in the corresponding asset and liability on the balance sheet.

RECENT ACCOUNTING PRONOUNCEMENTS

In October 2023, the FASB issued ASU No. 2023-06, “Disclosure Improvements — Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative.” The ASU amends the disclosure or presentation requirements related to various subtopics in the FASB ASC. The ASU was issued in response to the SEC’s August 2018 final amendments in Release No. 33-10532, Disclosure Update and Simplification that updated and simplified disclosure requirements that the SEC believed were duplicative, overlapping, or outdated. The guidance in ASU 2023-06 is intended to align GAAP requirements with those of the SEC and to facilitate the application of GAAP for all entities. The amendments introduced by ASU 2023-06 are effective if the SEC removes the related disclosure or presentation requirement from its existing regulations by June 30, 2027. If, by June 30, 2027, the SEC has not removed the applicable requirements from its existing regulations, the pending content of the associated amendment will be removed from the ASC and will not become effective for any entities. Early adoption is permitted. The adoption of ASU 2023-06 is not expected to have a material impact on the Company’s consolidated financial statements or related disclosures.

On November 4, 2024, the FASB issued an ASU No. 2024-03, Disaggregation of Income Statement Expenses (“ASU 2024 03”) to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses in commonly presented expense captions (such as cost of sales; selling, general, and administrative expenses; and research and development). The amendments in the ASU require disclosure in the notes to financial statements of specified information about certain costs and expenses. The amendments require that at each interim and annual reporting period an entity: 1.Disclose the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (e) depreciation, depletion, and amortization recognized as part of oil- and gas-producing activities (or other amounts of depletion expense) included in each relevant expense caption. A relevant expense caption is an expense caption presented on the face of the income statement within continuing operations that contains any of the expense categories listed in (a)–(e). 2. Include certain amounts that are already required to be disclosed under current generally accepted accounting principles in the same tabular disclosure as the other disaggregation requirements. 3. Disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively. 4) Disclose the total amount of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses. In January 2025, the FASB issued ASU No. 2025-01, Clarifying the Effective Date (“ASU 2025-01”). The amendments, as clarified by ASU 2025-01, are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this ASU should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of the ASU or (2) retrospectively to any or all prior periods presented in the financial statements. The Company is evaluating the impact that ASU 2024-03 will have on its consolidated financial statements and related disclosures.

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquirer in the Acquisition of a Variable Interest Entity. The amendments provide guidance on identifying the accounting acquirer in transactions involving a variable interest entity. The amendments are effective for annual reporting periods beginning after December 15, 2026, and interim reporting period within those annual periods. Early adoption is permitted as of the beginning of an interim or annual reporting period. The Company is currently evaluating the impact of this amendment and does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations, or cash flows.

In May 2025, the FASB issued ASU 2025-04, Compensation - Stock Compensation (Topic 18) and Revenue from contracts with Customers (Topic 606): Clarifications to Share-Based Consideration Payable to a Customer. The amendments provide guidance on identifying the accounting acquirer in transactions involving a variable interest entity. The amendments clarify the accounting for share-based consideration payable to a customer under Topic 718 and Topic 606. The amendments are effective for annual reporting periods, including interim reporting period within those annual periods, beginning after December 15, 2026. Early adoption is permitted. The Company is currently evaluating the impact of this amendment and does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations, or cash flows.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments provide a practical expedient and, if applicable, an accounting policy election to simplify the measurement of credit losses for certain receivables and contract assets. The amendments are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in any interim or annual period in which financial statements have not been issued or made available for issuance. The Company is currently evaluating the impact of this amendment and does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations, or cash flows.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial position, statements of comprehensive income and cash flows.

Recently Issued Accounting Pronouncements - Adopted

In December 2023, the FASB issued ASU 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The guidance in this ASU enhances the transparency and decision functionality of income tax disclosures to provide investors information to better assess how an entity’s operations and related tax risks, tax planning and operational opportunities affect its tax rate and prospects for future cash flow. The amendments in this ASU require public entities to disclose the following specific categories in the rate reconciliation by both percentages and reporting currency amounts: the effect of state and local income tax, net of federal (national) income tax, foreign tax effects, effects of changes in tax laws or rates enacted in the current period, effects of cross-border tax laws, tax credits, changes in valuation allowances, non-taxable or non-deductible items and changes in unrecognized tax benefits. The amendments in ASU 2023-09 also require public entities to provide additional information for reconciling items that meet the qualitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pre-tax income (loss) by the applicable statutory income tax rate). The ASU requires reporting entities to annually disclose the year-to-date amount of income taxes paid (net of refunds received) disaggregated by federal, state and foreign localities. The Company adopted the provisions of ASU 2023-09 in the fourth quarter of fiscal year 2026. ASU 2023-09 is a requirement for additional disclosure, as such it did not impact the consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which enhances segment disclosure requirements, primarily through additional disclosures about significant segment expenses. The amendments require public entities to disclose significant segment expenses regularly provided to the chief operating decision maker (“CODM”) and included in each reported measure of segment profit or loss; other segment items by reportable segment and a description of their composition; and the CODM’s title and position and how the CODM uses the reported measures of segment profit or loss to assess performance and allocate resources. The amendments also require certain annual disclosures about segment profit or loss and assets in interim periods and permit disclosure of additional measures of segment profit or loss used by the CODM. The Company adopted ASU 2023-07 for the fiscal year ended June 30, 2025, with retrospective application to prior periods presented, and first applied the interim disclosure requirements in the quarter ended September 30, 2025. Adoption did not affect the amounts recognized in the consolidated financial statements but resulted in expanded segment disclosures.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment are summarized as follows:

	June 30, 2026	June 30, 2025
Furniture and fixtures	$51,571	$47,655
Vehicle	514	489
Office equipment	243,999	232,700
Subtotal	296,084	280,844
Less: accumulated depreciation	273,395	255,284
Total	$22,689	$25,560

Depreciation for the years ended June 30, 2026, 2025 and 2024 was $ 4,939, $13,620 and $32,373, respectively.

NOTE 4 – INTANGIBLE ASSETS

Intangible assets are summarized as follows:

	June 30, 2026	June 30, 2025
Software registration or using right	$3,624,678	$1,963,705
Patents	12,161,809	3,862,786
Software and technology development costs	88,594	84,291
Value-added telecommunications business license	16,310	15,518
Subtotal	15,891,391	5,926,300
Less: Accumulated amortization	4,640,071	2,430,316
Total	$11,251,320	$3,495,984

Software registration or using right represented the purchase cost of customized software with its source code from third party software developer.

Software and technology development cost represented development costs incurred internally after the technological feasibility was established and a working model was produced and was recorded as intangible asset.

On October 14, 2024, Tianjin Information, as the purchaser, entered into a patent purchase agreement with Hangzhou Liuhuan Technology Limited Company (“Liuhuan”), as the seller, for the acquisition of an audio playback system based on voltage following. The total purchase price is approximately $2.1 million, inclusive of a 6% VAT, and will be amortized over the three years.

On October 14, 2024, Tianjin Information, as the purchaser, entered into another patent purchase agreement with Hangzhou Liuhuan Technology Limited Company (“Liuhuan”), as the seller, for the acquisition of a B-ultrasound image target detection method and B-ultrasound scanner. The total purchase price is approximately $2.0 million, inclusive of a 6% VAT, and will be amortized over the three years.

On July 1, 2025, Shuhai Information entered into four software copyright transfer agreements with Beijing Shuhai Culture Media Co., Ltd., an unrelated third party. According to the terms of the agreements, Beijing Shuhai Culture Media Co., Ltd. transferred ownership of four software copyrights to Shuhai Information as follows:

1)	Ruan Zhu Deng Ji No. 16295142, an AI multimodal order analysis system 1.0, with a transfer price of approximately $0.41 million.

2)	Ruan Zhu Deng Ji No.16295118, a multimodal marketing program management system 1.0, with a transfer price of approximately $0.42 million.

3)	Ruan Zhu Deng Ji No.16295075, a service provider’s marketing service system, with a transfer price of approximately $0.39 million.

4)	Ruan Zhu Deng Ji No.16295048, a consumer comprehensive labeling system, with a transfer price of approximately $0.38 million.

The total purchase price is approximately $1.6 million, inclusive of a 6% VAT, and will be amortized over five years.

On October 10, 2025, Shuhai Information, as the purchaser, entered into a patent purchase agreement with Tianjin Qianli Culture Media Co., Ltd, as the seller, for the acquisition of a brainwave intelligent driving system. The total purchase price is approximately $1.1 million, inclusive of a 6% VAT, and will be amortized over the five years.

On January 4, 2026, Guozhong Times (Beijing) Technology Co., Ltd., as the purchaser, entered into a patent purchase agreement with Yuxiang Zhiyang (Tianjin) Innovation Technology Co., Ltd., as the seller, to acquire a patent for a deep reinforcement learning-based resource allocation method for 6G dense networks without overlapping interference. The total purchase price is RMB 8.6 million (approximately $1.26 million), payable in three installments: (i) RMB 1.0 million (approximately $146,823) within three business days after signing the agreement; (ii) RMB 7.17 million (approximately $1.05 million) within three business days after commencement of the patent transfer procedures; and (iii) RMB 430,000 (approximately $63,134) within seven days after completion of the patent ownership registration change.

On March 10, 2026, Shuhai Information Technology Co., Ltd., as the purchaser, entered into a patent purchase agreement with Heyue (Tianjin) Cultural Media Co., Ltd., as the seller, to acquire a patent for a brain atlas analysis system. The total purchase price is RMB 7.9 million (approximately $1.16 million), payable in three installments: (i) RMB 3.16 million (approximately $463,962) within 20 business days after signing the agreement; (ii) RMB 4.345 million (approximately $637,948) within three business days after commencement of the patent transfer procedures; and (iii) RMB 395,000 (approximately $57,995) within seven days after completion of the patent ownership registration change.

On June 7, 2026, the Company entered into an intellectual property purchase agreement with Tianjin Qianli Culture Media Co., Ltd. (“Tianjin Qianli Culture”), pursuant to which Tianjin Qianli Culture transferred certain intangible assets, consisting of software copyrights, to the Company for a purchase price of approximately US$979,642. In consideration for the acquisition of the software copyrights, the Compensation Committee of the Board of Directors approved the issuance of 1,122,156 shares of the Company’s common stock to Tianjin Qianli Culture.

On June 18, 2026, the Company entered into an intellectual property purchase agreement with Ms. Sijia Zhou, pursuant to which Ms. Sijia Zhou transferred to the Company intangible assets (software copyrights) owned by herself, with a purchase price of approximately US $564,024. The Compensation Committee of The Board of Directors approved to issue Sijia Zhou 742,137 shares for the purchase of the software.

On June 25, 2026, the Company entered into an intellectual property purchase agreement with Ms. Zhijing Yu, pursuant to which Ms. Zhijing Yu transferred to the Company intangible assets (software copyrights), with a purchase price of pproximately US $485,293. The Compensation Committee of The Board of Directors approved to issue Zhijing Yu 606,617 shares for the purchase of the software.

On June 26, 2026, the Company entered into an intellectual property purchase agreement with Ms. Zhiying Liu, pursuant to which Ms. Zhiying Liu transferred to the Company intangible assets (software copyrights), with a purchase price of pproximately US $362,316. The Compensation Committee of The Board of Directors approved to issue Zhiying Liu 496,323 shares for the purchase of the software.

On June 26, 2026, the Company entered into an intellectual property purchase agreement with Mr. Gongming He, pursuant to which Mr. Gongming He transferred to the Company intangible assets (software copyrights), with a purchase price of approximately US $580,588. The Compensation Committee of The Board of Directors approved to issue Gongming He 772,058 shares for the purchase of the software.

On June 29, 2026, the Company entered into an intellectual property purchase agreement with Mr. Hui Wang, pursuant to which Mr. Hui Wang transferred to the Company intangible assets (software copyrights), with a purchase price of approximately US $647,850. The Compensation Committee of The Board of Directors approved to issue Hui Wang 867,269 shares for the purchase of the software.

On June 29, 2026, the Company entered into an intellectual property purchase agreement with Ms. Jing Liu, pursuant to which Ms. Jing Liu transferred to the Company intangible assets (software copyrights), with a purchase price of approximately US $439,516. The Compensation Committee of The Board of Directors approved to issue Jing Liu 584,464 shares for the purchase of the software.

On June 30, 2026, the Company entered into an intellectual property purchase agreement with Mr. Zhijun Yu, pursuant to which Mr. Zhijun Yu transferred to the Company intangible assets (software copyrights), with a purchase price of approximately US $466,877. The Compensation Committee of The Board of Directors approved to issue Zhijun Yu 625,000 shares for the purchase of the software.

Amortization for the years ended June 30, 2026, 2025 and 2024 was $2,209,756, $1,125,644 and $462,107, respectively. The amortization expense for the next five years as of June 30, 2026 will be $3,008,712, $2,079,646, $1,556,994, $1,556,994 and $1,437,873.

NOTE 5 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	June 30, 2026	June 30, 2025
Security deposit	$72,654	$57,395
Prepaid expenses	1,162,048	489,365
Other receivables – Heqin	481,581	458,190
Advance to third party individuals, no interest, payable upon demand	351,526	32,860
Others	-	29,873
Total	2,067,809	1,067,683
Less: allowance for other receivables	538,108	484,033
Total	$1,529,701	$583,650

As of June 30, 2026, prepaid expenses mainly consisted of input VAT for purchasing patents of $212,174 prepaid telecommunication service fee (mainly including SMS and MMS services) of $21,645, prepaid service fee of $303,598 and other prepayments of $24,631.

As of June 30, 2025, prepaid expenses mainly consisted of input VAT for purchasing patents of $230,887, prepayment of 5G messaging service fee recharge of $9,633, prepaid professional fee of $2,225, prepayment for inventory purchase of $145,868, prepaid rent and property management fee of $5,841, prepaid promotion service fee of $58,671 and other prepayments of $36,240.

Other receivables – Heqin

On February 20, 2020, Guozhong Times entered an Operation Cooperation Agreement with an unrelated company, Heqin (Beijing) Technology Co, Ltd. (“Heqin”), for marketing and promoting the sale of Face Recognition Payment Processing equipment and related technical support, and other products of the Company including Epidemic Prevention and Control Systems. Heqin has a sales team which used to work with Fortune 500 companies and specializes in business marketing and sales channel establishment and expansion, especially in education industry and public area.

The cooperation term is from February 20, 2020 through March 1, 2023; however, Heqin is the exclusive distributor of the Company’s face Recognition Payment Processing products for the period to July 30, 2020. During March and April 2020, Guozhong Times provided operating funds to Heqin, together with a credit line provided by Guozhong Times to Heqin from May 2020 through August 2020, for a total borrowing of approximately $1.41 million for Heqin’s operating needs. As of March 31, 2023, Guozhong Times had an outstanding receivable of approximately $513,701 from Heqin and was recorded as other receivables. The Company would not charge Heqin any interest, except for two loans of approximately $28,250 each, due on June 30, 2020 and August 15, 2020, respectively, for which the Company charges 15% interest if Heqin did not repay by the due date.

No profits will be allocated and distributed before full repayment of the borrowing. After Heqin pays in full the borrowing, Guozhong Times and Heqin will distribute profits of sale of Face Recognition Payment Processing equipment and related technical support at 30% and 70% of the net income, respectively. The profit allocation for the sale of other products of the Company are to be negotiated. Heqin will receive certain stock reward when it reaches the preset sales target under the performance compensation mechanism.

In November 2022, Hangzhou Yuetianyun Data Technology Company Ltd (“Yuetianyun”) agreed and acknowledged a Debt Transfer Agreement, wherein Heqin transferred its debt from Yuetianyun to Guozhong Times in the amount of approximately $213,596.  As of June 30, 2026 and 2025, Heqin made $58,729 (through Yuetianyun) and $55,877 repayment to the Company, and the Company made a bad debt allowance of $508,743 and $458,190 as of June 30, 2026 and 2025, respectively.

NOTE 6 – CONTRACT LIABILITY

The balance of contract liability was $622,020 and $150,088 as of June 30, 2026 and 2025, respectively.

The following presents the roll-forward schedule of contract liability for the years ended June 30, 2026, 2025 and 2024:

	Year ended June 30, 2026	Year ended June 30, 2025	Year ended June 30, 2024
Balance, beginning of period	$150,088	$49,239	$609,175
Received during the period, amount excluding VAT	40,459,418	70,360,822	23,503,024
Transferred to revenue	(39,990,669)	(70,259,771)	(23,975,867)
Effect of foreign currency translation	3,183	(202)	(87,093)
Balance, end of period	$622,020	$150,088	$49,239

NOTE 7 – ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consisted of the following:

	June 30, 2026	June 30, 2025
Other payables	$296,128	$50,201
Due to third parties	40	178
Security deposit	11,159	10,617
Social security payable	524,126	431,262
Salary payable – employees	68,355	55,448
Total	$899,808	$547,706

Due to third parties were the short-term advance from third party individual or companies, bear no interest and payable upon demand.

NOTE 8 – LOANS PAYABLE

Loan from banks

On December 12, 2022, Beijing Shuhai entered a loan agreement with Shenzhen Qianhai WeBank Co., Ltd for the amount of  approximately $129,225 with a term of 24 months, the interest rate was 10.728% to be paid every 20th of each month. For the years ended June 30, 2026, 2025 and 2024, the Company made a repayment of nil, $36,081 and $72,104 to this loan. On July 15, 2024, the loan was paid in full.

On January 13, 2023, Shenzhen Jingwei entered a loan agreement with Shenzhen Qianhai WeBank Co., Ltd for the amount of  approximately $14,552 with a term of 24 months, the interest rate was 8.6832%. For the years ended June 30, 2026, 2025 and 2024, the Company made a repayment of nil, and $4,677 and $8,012 to this loan. On July 16, 2024, the loan was paid in full.

On April 10, 2024, Guozhong Times entered a loan agreement with Bank of Beijing for the amount of approximately $70,158 with a term of 12 months with a preferential annual interest rate of 3.45% to be paid every 21st of each month. On April 9, 2025, the loan was paid in full.

On April 23, 2024, Guozhong Times entered a loan agreement with Beijing Rural Commercial Bank Economic and Technological Development Zone Branch for the amount of approximately $77,173 with a term of 12 months with the annual interest rate of 4.95% to be paid every 21st of each month. On April 23, 2025, the loan was paid in full.

On April 25, 2024, Shuhai Beijing entered a loan agreement with Industrial Bank Co., Ltd for the amount of approximately $280,631 with a term of 12 months with a preferential annual interest rate of 3.88% to be paid every 21st of each month. On April 24, 2025, the loan was paid in full.

On May 28, 2024, Guozhong Times entered a loan agreement with China Everbright Bank for the amount of approximately $140,315 with a term of 12 months with the annual interest rate of 3.4% to be paid every 21st of each month. On May 27, 2025, the loan was paid in full.

On June 20, 2024, Shuhai Beijing entered a loan agreement with Bank of China for the amount of approximately $561,262 with a term of 12 months with a preferential annual interest rate of 2.30% to be paid every 21st of the third months of each quarterOn June 19, 2025, the loan was paid in full.

On March 31, 2025, Shuhai Beijing entered a credit line agreement with Bank of China for the amount of approximately $835,864 with a term of 12 months from the first withdrawing date, the credit line has a preferential annual interest rate of 2.30% to be paid every 21st of the third months of each quarter. Liu Fu is the guarantor of this loan agreement. On February 2, 2026, the loan was paid in full.

On May 20, 2025, Guozhong Times entered a credit line agreement with Beijing Bank for the amount of approximately $419,076 with a term of 12 months, the credit line has a fixed annual interest rate of 3.00% to be paid every 21st of each month. On April 24, 2026, the loan was paid in full.

On May 21, 2025, Guozhong Times entered a loan agreement with Beijing Rural Commercial Bank Economic and Technological Development Zone Branch for the amount of approximately $139,692 with a term of 12 months with a fixed annual interest rate of 4.95% to be paid every 21st of each month. On April 10, 2026, the loan was paid in full.

On June 6, 2025, Shuhai Beijing entered a credit line agreement with Bank of China for the amount of approximately $210,500 with a term of 12 months from the first withdrawing date, the credit line has a preferential annual interest rate of 2.30% to be paid every 21st of the third months of each quarter. On June 11, 2025, Shuhai Beijing entered another credit line agreement with Bank of China for the amount of approximately $350,800 with a term of 12 months from the first withdrawing date, the credit line has a preferential annual interest rate of 2.30% to be paid every 21st of the third months of each quarter. On May 22, 2026, the loan was paid in full.

On June 6, 2025, Shuhai Beijing entered a credit line agreement with Beijing Bank for the amount of approximately $440,470 with a term of 12 months, the credit line has a fixed annual interest rate of 2.70% to be paid every 21st of each month. On April 14, 2026, the Company and the Bank entered into a supplemental agreement to amend the loan agreement, pursuant to which the final maturity date of the loan was extended from the original maturity date to June 5, 2027.

On September 23, 2025, Shuhai Beijing entered a credit line agreement with China Construction Bank for the amount of approximately $734,117 with a term of 36 months from the first withdrawing date, the credit line has a preferential annual interest rate of 2.55% to be paid every 20th of each Month. Liu zhixin is the joint borrower of this loan credit line.

On September 30, 2025, Guozhong Times entered a loan agreement with Bank of China for the amount of approximately $281,472 with a term of 12 months with an annual interest rate of 2.35% to be paid every 21st of the third months of each quarter. Liu zhixin and Liu Fu is the guarantor of this loan agreement.

On October 10, 2025, Shuhai Beijing entered a credit line agreement with Bank of Communications Beijing Free Trade Zone Branchfor the amount of approximately $734,117 with a term of 12 months, the credit line has a fixed annual interest rate of 2.65% to be paid every 21st of each month. Liu Fu is the joint borrower of this loan credit line.

On January 22, 2026, Shuhai Beijing entered a credit line agreement with Bank of China for the amount of approximately $587,294 with a term of 12 months from the first withdrawing date, the credit line has a preferential annual interest rate of 2.30% to be paid every 21st of the third months of each quarter. Liu Fu is the guarantor of this loan credit line.

On February 28, 2026, Shuhai Beijing entered into a loan agreement with Industrial and Commercial Bank of China Limited for a loan of approximately $440,470. The loan has a term of 12 months and bears a fixed interest rate of 2.35% per annum. Interest is payable monthly on the 20th day of each month, and the principal is due and payable in full at maturity. As of June 30, 2026, $440,470 was recorded as current liabilities.

On March 26, 2026, Shuhai Beijing entered a credit line agreement with Beijing Bank for the amount of approximately $1,027,764 with a term of 12 months, the credit line has a fixed annual interest rate of 2.7% to be paid every 21st of each month Zhixin Liuis the guarantor of this loan credit line.

On May 6, 2026, Guozhong Times entered a loan agreement with Beijing Bank for the amount of approximately $440,470 with a term of 12 months with an annual interest rate of 2.8% to be paid every 21st of each months.

On May 22, 2026, Shuhai Beijing entered another credit line agreement with Bank of China for the amount of approximately $587,294 with a term of 12 months from the first withdrawing date, the credit line has a preferential annual interest rate of 2.25% to be paid every 21st of the third months of each quarter. Liu Fu is the guarantor of these two credit lines.

On February 6, 2026, Shuhai Beijing entered another credit line agreement with Bank of China for the amount of approximately $293,647 with a term of 12 months from the first withdrawing date, the credit line has a preferential annual interest rate of 2.30% to be paid every 21st of the third months of each quarter. Liu Fu is the guarantor of these two credit lines.

For the years ended June 30, 2026, 2025 and 2024, the Company recorded interest expense of $96,517, $38,213and $20,516 respectively, related to these bank loans.

The following table summarizes the loan balance as of June 30, 2026:

Lendor	Loan amount	Borrowing date	Loan term - months	Interest rate	Outstanding balance
Bank of Beijing	440,470	6/6/2025	12	2.70%	440,470
China Construction Bank	734,117	9/23/2025	12	2.55%	734,117
Bank of China	293,647	9/30/2025	12	2.35%	293,647
Bank of Communications Beijing Free Trade Zone Branch	734,117	10/10/2025	12	2.65%	734,117
Bank of China	587,294	1/22/2026	12	2.30%	587,294
Industrial and Commercial Bank of China Limited	440,470	2/28/2026	12	2.35%	440,470
Bank of Beijing Free Trade Zone Branch	1,027,764	3/26/2026	12	2.70%	1,027,764
Bank of China	587,294	5/22/2026	12	2.25%	587,294
Bank of Beijing	440,470	5/6/2026	12	2.80%	440,470
Bank of China	293,649	2/6/2026	12	2.30%	293,649
Total	$5,579,292				$5,579,292

NOTE 9 – RELATED PARTY TRANSACTIONS

On October 1, 2020, the Company’s CEO (also the president) entered into an office rental agreement with Xunrui. Pursuant to the agreement, the Company rents an office in Harbin city with a total payment of approximately $24,050 from October 1, 2020 through September 30, 2021. On October 1, 2021, Xunrui entered a new seven-month lease for this location with the Company’s CEO for total rent of approximately $14,690. The lease expired on April 30, 2022. On May 1, 2022, Xunrui entered a new one-year lease agreement for this office with the Company’s CEO for an annual rent of approximately $35,120, the Company was required to pay the rent before April 30, 2023. On May 1, 2023, Xunrui entered a new one-year lease agreement for this office location with the Company’s CEO for an annual rent of approximately $39,144, the Company is required to pay the rent before April 30, 2024. On May 1, 2024, Xunrui entered a new one-year lease agreement for this office location with the Company’s CEO for an annual rent of approximately $39,657, the Company is required to pay the rent before April 30, 2025. On September 10, 2024, the Company signed a rent reduction agreement with the Company’s CEO, reducing the annual rent for the period from May 1, 2022, to April 30, 2025, to approximately $7,026, The Company is required to pay the rent before April 30, 2025. On June 24, 2025, the Company paid all the outstanding rents up to April 30, 2025 to the CEO. On May 1, 2025, Xunrui entered a new one-year lease agreement for this office location with the Company’s CEO for an annual rent of pproximately $6,983, the Company is required to pay the rent before April 30, 2026. On May 1, 2026, Xunrui entered a new one-year lease agreement for this office location with the Company’s CEO for an annual rent of approximately $6,983, the Company is required to pay the rent before April 30, 2027. The rental expense for this office location was $6,983, $6,983 and $39,657 (without rent reduction occurred on September 10, 2024), respectively, for the years ended June 30, 2026, 2025 and 2024.

On July 1, 2022, the Company entered a one-year lease for two cars with the Company’s CEO for each car’s monthly rent of approximately $2,636 and approximately $2,876, respectively. On July 1, 2023, the Company entered a new one-year lease for two cars with the Company’s CEO for each car’s monthly rent of approximately $2,491 and approximately $2,768, respectively. On July 1, 2024, the Company entered a new one-year lease for two cars with the Company’s CEO for each car’s monthly rent of approximately $2,524 and approximately $2,804, respectively. On December 10, 2024, the Company’s CEO entered into an agreement with the Company to waive the payment of rental expenses of both vehicles for the outstanding balance up to June 30, 2025. The Company recorded such waive as shareholder’s capital contribution to the Company because the CEO is also the major shareholder of the Company. On July 1, 2025, the Company entered a new one-year lease of one car with the Company’s CEO for monthly rent of approximately $2,525. The rental expense for those agreements was $30,842,  $63,688 and $63,932, respectively, for the years ended June 30, 2026, 2025 and 2024.

On September 1, 2022, the Company entered a six-month lease for senior officers’ dormitory in Beijing for a total rent of approximately $13,355, payable every three months in advance. On March 1, 2023, the Company entered a new six-month lease for a total rent of approximately $12,621, payable every three months in advance. On September 1, 2023, the Company entered a new one-year lease for a monthly rent of approximately $1,743, payable every three months in advance. On September 1, 2024, the Company entered a three-month lease for a monthly rent of approximately $1,756, payable in advance. The lease was not renewed at maturity. The rental expense for this lease was $11,984, $10,475 and $21,787 for the years ended June 30, 2026, 2025 and 2024, respectively.

From July 23, 2025, to September 19, 2025, the Company entered into three loan agreements with its CEO for a total amount of approximately $130,885, with repayment due by December 31, 2025. These loan bore no interest. During the years ended June 30, 2026, the Company repaid $124,780 of these loans. On December 31, 2025, two of the loan agreements were repaid in full, and the remaining one was renewed to December 31, 2026.

The Company’s subsidiary, Shuhai Jingwei, uses a vehicle provided without charge by Li Junying, the spouse of shareholder Liu Fu, under an agreement covering September 1, 2024 through August 31, 2026. Based on an estimated fair market rental value of RMB 9,000 (approximately $1,285) per month, the Company recognized annual general and administrative expenses of RMB 108,000 (approximately $15,421), with an equivalent capital contribution recorded in additional paid-in capital.

Due to related parties

As of June 30, 2026 and 2025, the Company had amounts due to related parties of $52,024 and $6,126, respectively. These balances primarily represent expenses paid on behalf of the Company by the Chief Executive Officer. The amounts are non-interest bearing and payable on demand.

Shares Issued for Acquiring Intangible Assets from Related Parties

On August 9, 2024, the Company entered into an intellectual property purchase agreement with Ms. Zhixin Liu, the Company’s Chairwoman and CEO, pursuant to which Ms. Zhixin Liu transferred to the Company two intangible assets (software copyrights) owned by her personally, with a purchase price of approximately US $837,743. The Compensation Committee of The Board of Directors has decided to grant Zhixin Liu 398,925 restricted shares for the purchase of this software.

On August 9, 2024, the Company entered into an intellectual property purchase agreement with Mr. Fu Liu, the Company’s director of board, pursuant to which Mr. Fu Liu transferred to the Company two intangible assets (software copyrights) owned by himself, with a purchase price of approximately US $837,743. The Compensation Committee of The Board of Directors has decided to grant Fu Liu 398,925 restricted shares for the purchase of this software.

On April 1, 2025, the Company entered into an intellectual property purchase agreement with Mr. Fu Liu, the Company’s director of board, pursuant to which Mr. Fu Liu transferred to the Company two intangible assets (software copyrights) owned by himself, with a purchase price of approximately US $834,85. The Compensation Committee of The Board of Directors has decided to grant Fu Liu 369,403 restricted shares for the purchase of this software.

On November 20, 2025, the Company entered into an intellectual property purchase agreement with Mr. Fu Liu, the Company’s director, pursuant to which Mr. Fu Liu transferred to the Company intangible assets (software copyrights) owned by himself, with a purchase price of approximately US $704,225. The Compensation Committee of The Board of Directors decided to grant Fu Liu 533,504 restricted shares for the purchase of the software.

On November 20, 2025, the Company entered into an intellectual property purchase agreement with Ms. Zhixin Liu, the Company’s director and CEO, pursuant to which Ms. Zhixin Liu transferred to the Company intangible assets (software copyrights) owned by herself, with a purchase price of approximately US $1,112,676. The Compensation Committee of The Board of Directors decided to grant Zhixin Liu 842,936 restricted shares for the purchase of the software.

The transfers of nonmonetary assets to a company by its promoters or major shareholders in exchange for stock was recorded at the transferor’s historical cost basis. In addition, the transferor’s historical cost of the patents they contributed is not determinable as there are no books or records maintained for the costs of developing these patents. Accordingly, the Company recorded the transaction at a nominal value, with credit to common stock at par value and the excess credited to additional paid-in capital.

NOTE 10 – COMMON STOCK AND WARRANTS

Shares Issued for Equity Financing

On July 2, 2024, the Company entered into a securities purchase agreement, pursuant to which the Company agreed to issue and sell to an investor in a registered direct offering 179,400 shares of the Company’s common stock, at a price of $3.25 per share and pre-funded warrants to purchase up to 512,908 shares of Common Stock at a price of $3.24 per share with an exercise price of $0.01 per share (the “Pre-Funded Warrants”). The Pre-Funded Warrants are exercisable upon issuance and will remain exercisable until all the Pre-Funded Warrants are exercised in full. In connection with the Offering, on July 2, 2024, the Company entered into a placement agency agreement with EF Hutton LLC (the “Placement Agent”). Pursuant to the terms of the placement agency agreement, the Company will pay the placement agent a cash fee of 6.5% of the gross proceeds the Company receives in the offering at closing. The Company also agreed to reimburse the Placement Agent at the closing of the Offering, for expenses incurred, including disbursements of its legal counsel, in an amount not to exceed an aggregate of $75,000. The closing of the offering occurred on July 3, 2024. The Pre-Funded Warrants were exercised in full as of December 31, 2024.

On September 27, 2024, the Company entered into subscription agreements with three non-U.S. investors, including Zhixin Liu, the Company’s Chairman of the Board, Chief Executive Officer, President and Secretary, and Fu Liu, a Director of the Company, pursuant to which the Company agreed to sell and the investors agreed to purchase an aggregate of 1,932,224 shares of the Company’s common stock, at a purchase price of $2.06 per share, which was equal to the closing price of the Common Stock on The Nasdaq Capital Market on September 26, 2024. Pursuant to the terms of the subscription agreements, each Investor must pay the purchase price for the number of shares such Investor purchased within 15 days of the effective date. As of September 30, 2024, the Company issued all the shares to three investors, and the purchase price was received in full from each investor as of October 15, 2024, representing gross proceeds in the aggregate amount of approximately $4.0 million.

Shares Issued for Acquiring Intangible Assets from Related Parties

On August 9, 2024, the Company entered into an intellectual property purchase agreement with Ms. Zhixin Liu, the Company’s Chairwoman and CEO, pursuant to which Ms. Zhixin Liu transferred to the Company two intangible assets (software copyrights) owned by her personally, with a purchase price of pproximately US $837,743. The Compensation Committee of The Board of Directors has decided to grant Zhixin Liu 398,925 restricted shares for the purchase of this software.

On August 9, 2024, the Company entered into an intellectual property purchase agreement with Mr. Fu Liu, the Company’s director of board, pursuant to which Mr. Fu Liu transferred to the Company two intangible assets (software copyrights) owned by himself, with a purchase price of approximately US $837,743. The Compensation Committee of The Board of Directors has decided to grant Fu Liu 398,925 restricted shares for the purchase of this software.

On April 1, 2025, the Company entered into an intellectual property purchase agreement with Mr. Fu Liu, the Company’s director of board, pursuant to which Mr. Fu Liu transferred to the Company two intangible assets (software copyrights) owned by himself, with a purchase price of approximately US $834,852. The Compensation Committee of The Board of Directors has decided to grant Fu Liu 369,403 restricted shares for the purchase of this software.

On November 20, 2025, the Company entered into an intellectual property purchase agreement with Mr. Fu Liu, the Company’s director, pursuant to which Mr. Fu Liu transferred to the Company intangible assets (software copyrights) owned by himself, with a purchase price of approximately US $704,225. The Compensation Committee of The Board of Directors decided to grant Fu Liu 533,504 restricted shares for the purchase of the software.

On November 20, 2025, the Company entered into an intellectual property purchase agreement with Ms. Zhixin Liu, the Company’s director and CEO, pursuant to which Ms. Zhixin Liu transferred to the Company intangible assets (software copyrights) owned by herself, with a purchase price of approximately US $1,112,676. The Compensation Committee of The Board of Directors decided to grant Zhixin Liu 842,936 restricted shares for the purchase of the software.

The purchase was accounted for at the historical cost of the intangible assets which was $0. Fu Liu is the father of Zhixin Liu, together, they own approximately 21.8% of the Company’s class A common stock.

Shares Issued for Acquiring Intangible Assets from Third Parties

On June 5, 2026, the Company entered into an intellectual property purchase agreement with Tianjin Qianli Culture Media Co., Ltd. (“Tianjin Qianli Culture”), pursuant to which Tianjin Qianli Culture transferred certain intangible assets, consisting of software copyrights, to the Company for a purchase price of approximately US$979,642. In consideration for the acquisition of the software copyrights, the Compensation Committee of the Board of Directors approved the issuance of 1,122,156 shares of the Company’s common stock to Tianjin Qianli Culture.

On June 16, 2026, the Company entered into an intellectual property purchase agreement with Ms. Sijia Zhou, pursuant to which Ms. Sijia Zhou transferred to the Company intangible assets (software copyrights) owned by her, with a purchase price of pproximately US $564,024. The Compensation Committee of The Board of Directors approved to issue Sijia Zhou 742,137 shares for the purchase of the software.

On June 25, 2026, the Company entered into an intellectual property purchase agreement with Ms. Zhijing Yu, pursuant to which Ms. Zhijing Yu transferred to the Company intangible assets (software copyrights) owned by her, with a purchase price of approximately US $485,293. The Compensation Committee of The Board of Directors approved to issue Zhijing Yu 606,617 shares for the purchase of the software.

On June 26, 2026, the Company entered into an intellectual property purchase agreement with Ms. Zhiying Liu, pursuant to which Ms. Zhiying Liu transferred to the Company intangible assets (software copyrights) owned by her, with a purchase price of approximately US $362,316. The Compensation Committee of The Board of Directors approved to issue Zhiying Liu 496,323 shares for the purchase of the software.

On June 26, 2026, the Company entered into an intellectual property purchase agreement with Mr. Gongming He, pursuant to which Mr. Gongming He transferred to the Company intangible assets (software copyrights) owned by her, with a purchase price of approximately US $580,588. The Compensation Committee of The Board of Directors approved to issue Gongming He 772,058 shares for the purchase of the software.

On June 29, 2026, the Company entered into an intellectual property purchase agreement with Mr. Hui Wang, pursuant to which Mr. Hui Wang transferred to the Company intangible assets (software copyrights) owned by her, with a purchase price of pproximately US $647,850) The Compensation Committee of The Board of Directors approved to issue Hui Wang 867,269 shares for the purchase of the software.

On June 29, 2026, the Company entered into an intellectual property purchase agreement with Ms. Jing Liu, pursuant to which Ms. Jing Liu transferred to the Company intangible assets (software copyrights) owned by her, with a purchase price of approximately US $439,516. The Compensation Committee of The Board of Directors approved to issue Jing Liu 584,464 shares for the purchase of the software.

On June 30, 2026, the Company entered into an intellectual property purchase agreement with Mr. Zhijun Yu, pursuant to which Mr. Zhijun Yu transferred to the Company intangible assets (software copyrights) owned by him, with a purchase price of approximately US $466,875. The Compensation Committee of The Board of Directors approved to issue Zhijun Yu 625,000 shares for the purchase of the software.

Shares to Independent Directors as Compensation

During the years ended June 30, 2026, 2025 and 2024, the Company recorded $15,600,  $15,000 and $18,000 stock compensation expense to independent directors through the issuance of shares of the Company’s common stock at the market price of the stock issuance date, pursuant to the 2018 Equity Incentive Plan.

Shares to Officers as Compensation

On September 24, 2021, under the 2018 Equity Inventive plan, the Company’s Board of Directors granted 1,000 shares of the Company’s common stock to its CEO each month and 667 shares to one of the board members each month starting from July 1, 2021, payable quarterly with the aggregate number of shares for each quarter being issued on the first day of the next quarter at a per share price of the closing price of the day prior to the issuance. On June 12, 2024, the Board of Directors approved that starting from February 1, 2024, the Company agreed to grant 15,000 shares of the Company’s common stock to its CEO each month and 10,000 shares to one of the board members each month, payable quarterly with the aggregate number of shares for each quarter being issued on the first day of the next quarter at a per share price of the closing price of the day prior to the issuance. During the years ended June 30, 2026, 2025 and 2024, the Company recorded $774,450, $881,250 and $889,128 stock compensation expense to the Company’s CEO and one of the board members.

Shares to third-party professionals and consultants

During the year ended June 30, 2026, the Company issued 423,253 shares of the Company’s common stock to its third-party professionals and consultants for the services they provided, the share issuance was fully vested and approved by Compensation Committee (the “Committee”) of the Board of Directors under the 2018 Equity Incentive Plan. The fair value of 423,253 shares at issuance date was $606,673 and was recorded as the Company’s stock compensation expense.

Shares to Officers in Lieu of Salary Payable

On August 18, 2025, the Board of Directors approved to issue 33,312 shares to the Company’s CEO and one of the board members in lieu of payment for salary payable of $64,957. On October 17, 2025, the Board of Directors approved to issue 32,079 shares to the Company’s CEO and one of the board members in lieu of payment for salary payable of $65,443. On June 30, 2026, the Board of Directors approved to issue 174,108 shares to the Company’s CEO and one of the board members in lieu of payment for salary payable of $135,476. The 174,108 shares were subsequently issued on July 9, 2026.

NOTE 11 – INCOME TAXES

The Company is subject to income taxes by entity on income arising in or derived from the tax jurisdiction in which each entity is domiciled. The Company’s PRC subsidiaries file their income tax returns online with PRC tax authorities. The Company conducts all of its businesses through its subsidiaries and affiliated entities, principally in the PRC.

British Virgin Islands

Under the current and applicable laws of BVI, DIT is not subject to tax on income or capital gains.

Prior to April 15, 2026, the Company was incorporated in the United States and was subject to U.S. federal income tax at a statutory rate of 21%. On April 15, 2026, the Company changed its jurisdiction of incorporation to the BVI. As of June 30, 2026 and 2025, the Company had net operating loss (“NOL”) carryforwards for U.S. federal income tax purposes of approximately $nil and $9.35 million, respectively due to change of its jurisdiction. NOLs arising in tax years beginning after December 31, 2017 may offset up to 80% of taxable income and may be carried forward indefinitely. The Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), enacted in March 2020, temporarily removed the 80% limitation and allowed a five-year carryback of NOLs arising in 2018, 2019 and 2020. Management believes that the realization of the deferred tax assets related to these NOL carryforwards remains uncertain due to the Company’s limited operating history and continuing losses. Accordingly, a 100% valuation allowance has been provided against the related deferred tax assets.

The Company’s offshore subsidiary, Shuhai Skill (HK), a HK holding company is subject to 16.5% corporate income tax in HK. Shuhai Beijing received a tax holiday with a 15% corporate income tax rate since it qualified as a high-tech company. Tianjin Information, Xunrui, Guozhong Times, Guozhong Haoze, Guohao Century, Jingwei, Shuhai Nanjing are subject to the regular 25% PRC income tax rate.

As of June 30, 2026 and 2025, the Company has approximately $19.78 million and $18.08 million of NOL from its HK holding company, PRC subsidiaries and VIEs that expire in calendar years 2025 through 2029. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends upon the Company’s future generation of taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance as of June 30, 2026 and 2025.

The Company’s income (loss) before provision for (benefit from) income taxes for the years ended June 30, 2026, 2025 and 2024 was as follows:

	For the years ended June 30,
	2026	2025	2024
BVI	$(442,753)	$-	$-
United States	(813,917)	(2,135,677)	(6,579,192)
PRC	(930,272)	(2,943,853)	(5,642,113)
Income before income taxes	$(2,186,942)	$(5,079,530)	$(12,221,305)

A provision for (benefit from) income taxes of nil and nil has been recognized for the years ended June 30, 2026 and 2025, respectively. The components of the provision for (benefit from) income taxes for the years ended June 30, 2026, 2025 and 2024 consisted of the following:

	For the years ended June 30,
	2026	2025	2024
Current:
BVI	$-	$-	$-
United States
PRC		6,596
Total current	-	6,596	-
Deferred:
BVI	-	-	-
United States	-	-	-
PRC	-	-	-
Total deferred	-	-	-
Total income tax expense	$-	$6,596	$-

During the year ended June 30, 2026, Datasea effected a domiciliation to the British Virgin Islands through a merger with Datasea Intelligent Technology Ltd., a business company incorporated under the laws of the BVI and a wholly owned subsidiary of the Company. Under the current and applicable laws of BVI, DIT is not subject to tax on income or capital gains. Accordingly, the following table reconciles the PRC statutory rates (where the Company’s main operation located) to the Company’s effective tax rate for the year ended June 30, 2026 in accordance with the guidance of ASU 2023-09 was as follows:

	Year Ended June 30, 2026
	Amount	Percent
Income tax provision at PRC Statutory tax rate	$(546,736)	(25.00)%
Tax rate difference – current provision	143,831	6.58%
Effect of PRC tax holiday	(106,864)	(4.89)%
Non-deductible item:
Non-deductible share-based compensation	203,532	9.31%
Valuation allowance:
BVI	-	-%
US	(30,419)	(1.39)%
PRC	336,656	15.39%
Income tax expense and effective tax rate	$-	-%

The following table reconciles the U.S. statutory rates (prior to the domiciliation to BVI in April 2026) to the Company’s effective tax rate for the year ended June 30, 2025 in accordance with the guidance of ASU 2023-09 was as follows:

	Year Ended June 30, 2025
	Amount	Percent
Income tax provision at U.S. Statutory tax rate	$(1,052,379)	(21.00)%
Tax rate difference – current provision	(103,517)	(2.07)%
Effect of PRC tax holiday	(94,083)	(1.88)%
Non-deductible item:
Non-deductible share-based compensation	397,497	7.93%
Valuation allowance:
US	56,833	1.13%
PRC	802,245	16.01%
Income tax expense and effective tax rate	$6,596	(0.13)%

The following table reconciles the U.S. statutory rates (prior to the domiciliation to BVI in April 2026) to the Company’s effective tax rate for the year ended June 30, 2024 in accordance with the guidance of ASU 2023-09 was as follows:

	Year Ended June 30, 2024
	Amount	Percent
Income tax provision at U.S. Statutory tax rate	$(2,391,430)	(21.00)%
Tax rate difference – current provision	(163,927)	(1.44)%
Effect of PRC tax holiday	151,611	1.33%
Non-deductible item:
Non-deductible share-based compensation	773,162	6.79%
Valuation allowance:
US	610,109	5.36%
PRC	1,020,475	8.96%
Income tax expense and effective tax rate	$-	-%

 Cash paid for income taxes, net of refunds, during the years ended June 30, 2026, 2025 and 2024 was as follows:

	For the years ended June 30,
	2026	2025	2024
BVI	$-	$-	$-
United States	-	-	-
PRC	-	6,596	-
Income taxes paid	$-	$6,596	$-

The Company’s net deferred tax assets as of June 30, 2026 and 2025 is as follows:

	June 30, 2026	June 30, 2025
Deferred tax asset
Net operating loss	$4,090,404	$5,408,433
Depreciation and amortization	212,824	236,991
Bad debt expense	123,691	120,987
Social security and insurance accrual	96,273	66,298
Inventory impairment	46,715	38,220
ROU, net of lease liabilities	310	(941)
Total	4,570,217	5,869,988
Less: valuation allowance	(4,570,217)	(5,869,988)
Net deferred tax asset	$-	$-

The Company evaluates its tax positions in accordance with ASC 740. As of June 30, 2026 and 2025, the Company had no unrecognized tax benefits and had not accrued any interest or penalties related to uncertain tax positions.

NOTE 12 – COMMITMENTS

Leases

On November 8, 2023, Shuhai Beijing entered into a new lease agreement for its office in Beijing. Pursuant to the agreement, the agreement commenced on November 8, 2023 and expired on December 7, 2024, and has a monthly rent of approximately $2,425. The deposit was approximately $7,929. The Company received a one-month rent abatement.

On November 8, 2023, Tianjin information entered into a lease agreement for its office in Beijing. Pursuant to the agreement, the agreement commenced on November 8, 2023 and expired on December 7, 2024, and has a monthly rent of approximately $8,409. The deposit was approximately $27,496. The Company received a one-month rent abatement.

In August 2020, the Company entered into a lease for an office in Shenzhen City, China for three years from August 8, 2020 through August 7, 2023, with a monthly rent of approximately $29,651 for the first year. The rent will increase by 3% each year starting from the second year. The lease expired at maturity without renewal.

On May 10, 2023, Guo Hao Century entered into a lease for the office in Hangzhou City, China from May 10, 2023 to May 9, 2025. The security deposit is approximately $7,670. The quarterly rent is as follows:

		Rent expense
Start Date	End Date	RMB	USD
5/10/2023	8/9/2023	43,786	$6,060
8/10/2023	11/9/2023	66,038	9,139
11/10/2023	2/9/2024	66,038	9,139
2/10/2024	5/9/2024	64,602	8,940
5/10/2024	8/9/2024	66,038	9,139
8/10/2024	11/9/2024	66,038	9,139
11/10/2024	2/9/2025	66,038	9,139
2/10/2025	5/9/2025	63,884	$8,841

On September 30, 2023, the lease was early terminated due to the management’s decision of transferring operations in Hangzhou to Beijing headquarter office for maximizing the efficiency and cost saving.

On August 16, 2024, Shenzhen Jingwei entered into a lease agreement for its office in Shenzhen. Pursuant to the agreement, the lease commenced on August 16, 2024 with expiration on August 15, 2027, and has a monthly rent of approximately $6,778. The deposit was approximately $33,592. The Company received a five-month rent abatement.

On November 29, 2024, Shuhai Information entered into a lease agreement for an office in Beijing City, China from March 1, 2025 to February 29, 2028, with a monthly rent of approximately $3,498, payable every three months in advance. For the first three months, the Company received a rent discount and only needs to pay approximately $3,498 rent expense. The security deposit is approximately $22,503.

On December 10, 2024, the Company entered into a lease agreement for an office in Beijing City, China for 15 months from December 10, 2024 through March 10, 2026, with a monthly rent of approximately $981, payable every three months in advance. The security deposit is approximately $981.

On August 18, 2025, the Company entered into a lease agreement for an office in Shenzhen City, China for 24 months from August 18, 2025 to August 17, 2027, with a monthly rent of approximately $3,366, payable one day immediately preceding to the due date of each rent payment period. The security deposit is approximately $6,732.

The Company adopted FASB ASC Topic 842 on July 1, 2019. The components of lease costs, lease term and discount rate with respect of the Company’s office lease and the senior officers’ dormitory lease with an initial term of more than 12 months are as follows:

	Year ended June 30, 2026	Year ended June 30, 2025	Year ended June 30, 2024
Operating lease expense	$167,377	$136,506	$167,969

	June 30, 2026	June 30, 2025
Right-of-use assets	$222,487	$292,065
Lease liabilities - current	174,629	128,525
Lease liabilities - noncurrent	45,136	166,436
Weighted average remaining lease term	1.37 years	2.31 years
Weighted average discount rate	3.60% - 3.85%	3.60% - 6.75%

The following is a schedule, by years, of maturities of the operating lease liabilities as of June 30, 2026:

12 Months Ending June 30,	Minimum Lease Payment
2027	$182,156
2028	43,595
Total undiscounted cash flows	225,751
Less: imputed interest	5,986
Present value of lease liabilities	$219,765

NOTE 13 – SUBSEQUENT EVENTS

The Company follows the guidance in FASB ASC 855-10 for the disclosure of subsequent events. The Company evaluated subsequent events through the date the financial statements were issued and determined the Company had no subsequent events that need to be disclosed.

The Company paid purchase price in full for all the software copyrights in July 2025.

3. Nasdaq Minimum Bid Price Compliance

On March 27, 2026, Predecessor Datasea received a notice from Nasdaq indicating that its common stock did not satisfy the $1.00 minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2). Nasdaq initially provided the Company with a 180-calendar-day compliance period ending September 23, 2026.

On September 24, 2026, Nasdaq granted the Company an additional 180-calendar-day compliance period to regain compliance with the minimum bid price requirement. The Company intends to continue monitoring the closing bid price of its Class A Ordinary Shares and may consider available measures to regain compliance within the additional compliance period. There can be no assurance that the Company will regain compliance within the applicable period.

4. CBI NeuroVibe Product Pre-Sale Contracts

Subsequent to June 30, 2026, certain of the Company’s PRC operating entities entered into two product pre-sale contracts with Bochun Meiye (Shenzhen) Cosmetics Co., Ltd. for the NeuroVibe Biofeedback System, model NV-02. The two contracts have an aggregate tax-inclusive contract value of approximately $3.69 million.

The contract amounts represent pre-sale contract amounts and do not constitute recognized revenue or guaranteed revenue. Revenue, if any, will be recognized in accordance with the Company’s applicable revenue-recognition policies upon satisfaction of the relevant performance obligations, including product delivery, acceptance and other contractual conditions.

5. AI Execution Agent Agreements

Subsequent to June 30, 2026, Tianjin Information entered into AI execution-agent matrix cooperation agreements with Qingdao Ruizhi Yixing Information Technology Co., Ltd. and Qingdao Wangtu Information Technology Co., Ltd. Under the agreements, Tianjin Information provides customers with access to its AI multimodal agent matrix service platform, including AI-agent functionality, multimodal algorithm capabilities, business-system interface support, platform administration and related technical services.

The arrangements contemplate the use of the Company’s platform in multiple commercial application scenarios, including beauty and personal care, health and wellness, health management, lifestyle services and retail. Service fees are generally based on customers’ actual platform usage and consumption and are subject to periodic billing and settlement.

ITEM 19. EXHIBITS

EXHIBIT INDEX

(3) Exhibits

Exhibit	Description
1.1*	Articles of Incorporation of the Company, dated January 8, 2026
1.2	Memorandum and Articles of Association, dated January 8, 2026, incorporated herein by reference to Exhibit 1.1 of the Company’s Form 6-K furnished on April 15, 2026
1.3	Certificate of Merger, dated April 15, 2026, incorporated herein by reference to Exhibit 2.1 of the Company’s Form 6-K furnished on April 15, 2026
2.1*	Description of Securities registered under Section 12 of the Exchange Act
4.1	Share Exchange Agreement, dated October 29, 2015, by and among Datasea Inc., Shuhai Information Skill (HK) Limited, Zhixin Liu and Fu Liu, incorporated herein by reference to Exhibit 10.1 of the Post-Effective Amendment No. 1 to Form S-1 filed on February 10, 2016.
4.2	Operation and Intellectual Property Service Agreement, dated October 20, 2015, by and among Tianjin Information Sea Information Technology Co., Ltd. and Shuhai Information Technology Co. Ltd., Fu Liu and Zhixin Liu, incorporated herein by reference to Exhibit 10.2 of the Post-Effective Amendment No. 1 to Form S-1 filed on February 10, 2016.
4.3	Shareholder’s Voting Rights Entrustment Agreement, dated October 27, 2015, by and among Tianjin Information Sea Information Technology Co., Ltd. and Shuhai Information Technology Co. Ltd., Fu Liu and Zhixin Liu, incorporated herein by reference to Exhibit 10.3 of the Post-Effective Amendment No. 1 to Form S-1 filed on February 10, 2016.
4.4	Option Agreement, dated October 27, 2015, by and between Tianjin Information Sea Information Technology Co., Ltd. and Fu Liu and Zhixin Liu, incorporated herein by reference to Exhibit 10.4 of the Post-Effective Amendment No. 1 to Form S-1 filed on February 10, 2016.
4.5	Equity Pledge Agreement, dated October 27, 2015 by and between Tianjin Information Sea Information Technology Co., Ltd. and Fu Liu and Zhixin Liu, incorporated herein by reference to Exhibit 10.5 of the Post-Effective Amendment No. 1 to Form S-1 filed on February 10, 2016.
4.6*	Employment Agreement by and between the Company and Ms. Zhixin Liu, dated September 30, 2026
4.7	The 2018 Equity Incentive Plan of Datasea Inc., incorporated herein by reference to Exhibit 10.14 of the Form 10-K for the year ended June 30, 2018 filed on September 13, 2018.
4.8	Amendment No. 5 to the 2018 Equity Incentive Plan, incorporated herein by reference to Exhibit 99.1 of the Company’s Post-effective Amendment to Form S-8, filed on August 13, 2026
4.9*	English translation of Employment Agreement between Shuhai Information Technology Co., Ltd. and Mingzhou Sun, dated April 1, 2024
8.1	Subsidiaries of the Company, incorporated by reference to Exhibit 21.1 on Form 10-K for 2024, filed on September 26, 2024.
11.1	Code of Ethics, incorporated herein by reference to Exhibit 14.1 of the S-1/A filed on October 16, 2018.
11.2*	Insider Trading Policy, as amended
12.1**	Certification by Chief Executive Officer pursuant to Sarbanes Oxley Section 302
12.2**	Certification by Chief Financial Officer pursuant to Sarbanes Oxley Section 302
13.1**	Certification by Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350
15.1*	Consent of Kreit & Chiu CPA, LLP
97.1	Compensation Recovery Policy, incorporated by reference to exhibit 97 to the annual report on form 10-K, filed on September 26, 2024.
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document XBRL
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

**	Furnished herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DATASEA INTELLIGENT TECHNOLOGY LTD.

Date: October 2, 2026	/s/ Zhixin Liu
	By:	Zhixin Liu
Chief Executive Officer